
13002295

FISCAL YEAR 2013

Splunk Inc.
Annual Report
and Proxy Statement


splunk> listen to your data™

April 2013

Dear fellow Splunk stockholders:



I am pleased to report solid results in our first year as a public company. In the fiscal year ending January 31, 2013, revenues totaled $198.9 million, compared to $121 million the prior year, representing 64% growth. We continued our investment in market coverage and surpassed the 5,000 customer milestone, across 90 countries.

The success our customers achieve with our software is driving our growth worldwide. We are focused on delivering high value to our customers, and as a result, many have expanded their use of our software from a single department to multi-department, and increasingly as an enterprise-wide platform for their machine data. In each quarter of fiscal year 2013, even as we added hundreds of new customers, more than 70% of our quarterly license bookings came from expanded usage of Splunk software by our existing customers. I want to thank our customers for their support of and commitment to Splunk.

An important part of our strategy has been the continued investment in product innovation. During this past year, we launched a number of product enhancements which improved the usability, scalability, performance and time-to-value for our customers. We launched Enterprise 5.0, the latest version of our flagship product. Innovations in 5.0 included report acceleration that delivers reports up to 1,000 times faster, as well as new index replication technology.

Splunk and our community contributed to the ongoing development of content designed to leverage the Splunk software platform for specific use cases. We released new or updated versions of important apps such as the Splunk Apps for Hadoop, PCI Compliance, Enterprise Security, VMware and Palo Alto Networks and Splunk DB Connect, among others. We released software development kits (SDKs) to provide developers with easy ways to integrate Splunk software with other applications and IT infrastructure.

We were also pleased to announce Splunk Storm—our first cloud service—based on our Splunk Enterprise software. Splunk Storm was designed for customers developing and running applications in the cloud.

Our pace of innovation has been rapid, and we expect to continue our investment in product development to keep Splunk the most compelling platform in this market.

Our initial public offering of our common stock in April of 2012 strengthened our balance sheet significantly by adding over $225 million in cash proceeds. In fiscal year 2013, we generated nearly $47 million in cash flow from operations and ended the year with over $300 million in cash and no debt. Financially, we are well positioned for our next phase of growth.

We appreciate your confidence in our team and our vision. We are highly focused on delivering value to our customers and scaling the business to new heights. We look forward to updating you periodically on our progress.

With kindest regards,



Godfrey Sullivan
President, CEO and Chairman,
Splunk Inc.

splunk>

SPLUNK INC.

250 Brannan Street
San Francisco, California 94107

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held at 3:30 p.m. Pacific Time on June 13, 2013

TO THE HOLDERS OF COMMON STOCK
OF SPLUNK INC.:

The Annual Meeting of Stockholders of Splunk Inc., a Delaware corporation, will be held on **June 13, 2013, at 3:30 p.m. Pacific Time**, at 139 Townsend Street, Suite 150, San Francisco, California 94107, for the following purposes, as more fully described in the accompanying proxy statement:

1. To elect two Class I directors to serve until the 2016 annual meeting of stockholders or until their successors are duly elected and qualified;
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2014;
3. To conduct an advisory vote to approve the compensation of our named executive officers for the fiscal year ended January 31, 2013, as described in the proxy statement;
4. To conduct an advisory vote on the frequency of future stockholder advisory votes to approve the compensation of our named executive officers; and
5. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.



The board of directors of Splunk has fixed the close of business on April 15, 2013 as the record date for the meeting. Only holders of our common stock as of the record date are entitled to notice of and to vote at the meeting. Further information regarding voting rights and the matters to be voted upon is presented in our proxy statement.

On or about April 26, 2013, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access our proxy statement for our annual meeting and our annual report to stockholders. The Notice provides instructions on how to vote online or by telephone, and includes instructions on how to receive a paper copy of proxy materials by mail. Instructions on how to access the proxy statement and our fiscal year 2013 annual report may be found in the Notice or on our website at investors.splunk.com.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting of Stockholders, we urge you to submit your vote via the Internet, telephone or mail.

We appreciate your continued support of Splunk.

Very truly yours,



Godfrey R. Sullivan
President, Chief Executive Officer and Chairman
San Francisco, California
April 26, 2013


SEC MAIL PROCESSING
RECEIVED
APR 29 2013
WASH. D.C.
193
SECTION

TABLE OF CONTENTS

SPLUNK INC.

250 Brannan Street
San Francisco, California 94107

PROXY STATEMENT
FOR 2013 ANNUAL MEETING OF STOCKHOLDERS

to be held on June 13, 2013 at 3:30 p.m. Pacific Time

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the annual meeting of stockholders (the "Annual Meeting") to be held on June 13, 2013, and any postponements, adjournments or continuations thereof. The Annual Meeting will be held at 139 Townsend Street, Suite 150, San Francisco, California 94107, San Francisco, California on June 13, 2013 at 3:30 p.m. Pacific Time. On or about April 26, 2013, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy statement for our Annual Meeting and our annual report to stockholders.


Proxy

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

What matters am I voting on?

You will be voting on:

- the election of two Class I directors to hold office until the 2016 annual meeting of stockholders or until their successors are duly elected and qualified;
- a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2014;
- an advisory vote on executive compensation;
- an advisory vote on the frequency of future advisory votes on executive compensation; and
- any other business that may properly come before the meeting.

How does the board of directors recommend I vote on these proposals?

The board of directors recommends a vote:

- FOR the nominees for election as Class I directors;
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2014;
- FOR the approval of our executive compensation; and
- Every "1 year" for the frequency of future advisory votes on executive compensation.

Who is entitled to vote?

Holders of our common stock as of the close of business on April 15, 2013, the record date, may vote at the Annual Meeting. As of the record date, we had 103,011,317 shares of common stock outstanding. In deciding all matters at the Annual Meeting, each stockholder will be entitled to one vote for each share of common stock held on the record date. We do not have cumulative voting rights for the election of directors.

Registered Stockholders. If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person at the Annual Meeting.

Street Name Stockholders. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since beneficial owners are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of the proxy materials by mail, your broker or nominee will provide a voting instruction card for you to use.

How do I vote?

If you are a registered stockholder, you may:

- instruct the proxy holders how to vote your shares by using the Internet voting site or the toll-free telephone, listed on the Notice, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on June 12, 2013 (have your proxy card in hand when you visit the website);
- instruct the proxy holders how to vote your shares by completing and mailing your proxy card (if you received printed proxy materials), which must be received by the time of the Annual Meeting; or
- vote by written ballot in person at the Annual Meeting.

If you are a beneficial owner, you will receive instructions from your broker, bank or other nominee. The instructions from your broker, bank or other nominee will indicate if the various methods by which you may vote, including whether Internet or telephone voting is available.

Can I change my vote?

Yes. Subject to any rules your broker, bank or other nominee may have, you can change your vote or revoke your proxy before the Annual Meeting.

If you are a registered stockholder, you may change your vote by:

- entering a new vote by Internet or by telephone by 11:59 p.m. Eastern Time on June 12, 2013;
- returning a later-dated proxy card which must be received by the time of the Annual Meeting; or
- completing a written ballot in person at the Annual Meeting.

If you are a registered stockholder, you may revoke your proxy by providing our Corporate Secretary with a written notice of revocation prior to your shares being voted at the Annual Meeting. Such written notice of revocation should be hand delivered to Splunk's Corporate Secretary or mailed to Splunk Inc., 250 Brannan Street, San Francisco, California 94107, Attention: Corporate Secretary.

If you are a beneficial owner, you may change your vote by:

- submitting new voting instructions to your broker, bank or other nominee; or
- completing a written ballot at the Annual Meeting; provided you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote the shares.

If you are a beneficial owner, you must contact your broker, bank or other nominee that holds your shares to find out how to revoke your proxy.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. The persons named in the proxy have been designated as proxy holders. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instruction of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in the proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is adjourned, the proxy holders can vote your shares on the new meeting date as well, unless you have properly revoked your proxy instructions, as described above.

Why did I receive a notice regarding the availability of proxy materials on the Internet instead of a full set of proxy materials?

In accordance with the rules of the Securities and Exchange Commission ("SEC"), we have elected to furnish our proxy materials, including this proxy statement and our annual report to our stockholders, primarily via the Internet. On or about April 26, 2013, we mailed to our stockholders the Notice that contains instructions on how to access our proxy materials on the Internet, how to vote at the Annual Meeting, and how to request printed copies of the proxy materials and annual report. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our annual meetings and keep our Annual Meeting process efficient.


Proxy

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting for the meeting to be properly held under our bylaws and Delaware law. The presence, in person or by proxy, of a majority of all issued and outstanding shares of common stock entitled to vote at the meeting will constitute a quorum at the meeting. A proxy submitted by a stockholder may indicate that all or a portion of the shares represented by the proxy are not being voted ("stockholder withholding") with respect to a particular matter. Similarly, a broker may not be permitted to vote stock ("broker non-vote") held in street name on a particular matter in the absence of instructions from the beneficial owner of the stock. See "How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?" The shares subject to a proxy that are not being voted on a particular matter because of either stockholder withholding or broker non-vote will count for purposes of determining the presence of a quorum. Abstentions are also counted in the determination of a quorum.

How many votes are needed for approval of each matter?

- *Proposal 1:* The election of directors requires a plurality vote of the shares of common stock voted at the meeting. "Plurality" means that the individuals who receive the largest number of votes cast "for" are elected as directors. As a result, any shares not voted "for" a particular nominee (whether as a result of stockholder abstaining or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "for" all nominees, "withhold" your authority for all nominees, or "for" all nominees except those specific nominees from whom you "withhold" your vote.
- *Proposal 2:* The ratification of the appointment of PricewaterhouseCoopers LLP must receive the affirmative vote of at least a majority of the shares present in person or by proxy at the meeting and entitled to vote thereon to be approved. Abstentions are considered votes cast and thus will have the same effect as a vote "against" the proposal. Broker non-votes will have no effect on the outcome of this proposal.

- *Proposal 3:* The approval of our executive compensation must receive the affirmative vote of at least a majority of the shares present in person or by proxy at the meeting and entitled to vote thereon to be approved. Abstentions are considered votes cast and thus, will have the same effect as votes "against" the proposal. Broker non-votes will have no effect on the outcome of the vote. Because this vote is advisory only, it will not be binding on us or on our board of directors.
- *Proposal 4:* The frequency of future advisory votes on executive compensation selected by stockholders will be the frequency that receives the highest number of votes cast. Abstentions and broker non-votes will have no effect on the outcome of the vote. Because this vote is advisory only in accordance with applicable laws, it will not be binding on us or on our board of directors.

How are proxies solicited for the Annual Meeting?

The board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending these proxy materials to you if a broker or other nominee holds your shares.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter—the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm. Your broker will not have discretion to vote on the other matters submitted for a vote absent direction from you as they are "non-routine" matters.

Is my vote confidential?

Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Splunk or to third parties, except as necessary to meet applicable legal requirements, to allow for the tabulation of votes and certification of the vote, or to facilitate a successful proxy solicitation.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K filed with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Form 8-K as soon as they become available.

I share an address with another stockholder, and we received multiple copies of the proxy materials. How may we obtain a single copy of the proxy materials?

Stockholders who share an address and receive multiple copies of Splunk's proxy materials can request to receive a single copy in the future. To receive a single copy of the Notice and, if applicable, the proxy materials, stockholders may contact us as follows:

Splunk Inc.
Attention: Investor Relations
250 Brannan Street
San Francisco, California 94107
(415) 848-8400

Stockholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our corporate secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2014 annual meeting of stockholders, our corporate secretary must receive the written proposal at our principal executive offices not later than December 27, 2013. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:


Proxy

Splunk Inc.
Attention: Corporate Secretary
250 Brannan Street
San Francisco, California 94107

Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the meeting by or at the direction of our board of directors, or (iii) properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our corporate secretary, which notice must contain the information specified in our bylaws. To be timely for our 2014 annual meeting of stockholders, our corporate secretary must receive the written notice at our principal executive offices:

- not earlier than February 10, 2014; and
- not later than the close of business on March 12, 2014.

In the event that we hold our 2014 annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary date of the 2013 annual meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such meeting is first made.

If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we are not required to present the proposal for a vote at such meeting.

Nomination of Director Candidates

You may propose director candidates for consideration by our nominating and corporate governance committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to our corporate secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see "Board of Directors and Corporate Governance—Stockholder Recommendations for Nominations to the Board of Directors."

In addition, our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our bylaws. In addition, the stockholder must give timely notice to our corporate secretary in accordance with our bylaws, which, in general, require that the notice be received by our corporate secretary within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in our proxy statement.

Availability of Bylaws

A copy of our bylaws may be obtained by accessing our filings on the SEC's website at www.sec.gov or on our investor website at http://investors.splunk.com/governance.cfn. You may also contact our corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

PROPOSAL 1
ELECTION OF DIRECTORS

Our business affairs are managed under the direction of our board of directors, which is currently composed of eight members. Seven of our directors are independent within the meaning of the independent director rules of The NASDAQ Stock Market. Our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Each director's term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

The following table sets forth the names, ages as of March 31, 2013, and certain other information for each of the nominees for election as a director and for each of the continuing members of the board of directors.


Proxy

	Class	Age	Position	Director Since	Current Term Expires	Expiration of Term For Which Nominated
Nominees						
David M. Hornik(1)	I	45	Director	2004	2013	2016
Thomas M. Neustaetter(2) ..	I	61	Director	2010	2013	2016
Continuing Directors						
John G. Connors(1)(3)	II	54	Director	2007	2014	—
Nicholas G. Sturiale(2)(3) ..	II	49	Director	2004	2014	—
Patricia B. Morrison	II	53	Director	2013	2014	—
Stephen G. Newberry(2) ...	III	59	Director	2013	2015	—
Graham V. Smith(1)	III	53	Director	2011	2015	—
Godfrey R. Sullivan	III	59	President, Chief Executive Officer and Chairman	2008	2015	—

(1) Member of the audit committee

(2) Member of the compensation committee

(3) Member of the nominating and corporate governance committee

Nominees for Director

David M. Hornik has served as a member of our board of directors since 2004. Since 2000, Mr. Hornik has been a partner at August Capital, a venture capital firm. Prior to joining August Capital, Mr. Hornik was an intellectual property and corporate attorney at the law firms of Venture Law Group and Perkins Coie LLP, and a litigator at the law firm of Cravath, Swaine & Moore LLP. Mr. Hornik holds an A.B. from Stanford University, an M.Phil from Cambridge University and a J.D. from Harvard Law School.

Our board of directors believes that Mr. Hornik possesses specific attributes that qualify him to serve as a director, including his substantial experience as an investment professional and as a director of private technology companies focusing on enterprise applications and infrastructure software. Our board of directors also believes that Mr. Hornik brings historical knowledge of the company's business and continuity to the board of directors.

Thomas M. Neustaetter has served as a member of our board of directors since 2010. Since 1999, Mr. Neustaetter has been a Managing Director at JK&B Capital, a venture capital firm. Prior to joining JK&B Capital, Mr. Neustaetter was a partner at The Chatterjee Group, an affiliate of Soros Fund Management, from 1996 to 1999. Mr. Neustaetter holds a B.A. from the University of California, Berkeley and an M.B.A. and M.S. from the University of California, Los Angeles.

Our board of directors believes that Mr. Neustaetter possesses specific attributes that qualify him to serve as a director, including his substantial experience as an investment professional and as a director of private software companies.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED ABOVE.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Continuing Directors

John G. Connors has served as a member of our board of directors since 2007. Since 2005, Mr. Connors has been a managing partner at Ignition Partners, LLC, a venture capital firm. Prior to joining Ignition Partners, Mr. Connors served in various management positions at Microsoft Corporation from 1989 to 2005, including most recently as Senior Vice President and Chief Financial Officer from 1999 to 2005. Mr. Connors has served as a member of the board of directors of NIKE, Inc. since 2005. Mr. Connors holds a B.A. from the University of Montana.

Our board of directors believes that Mr. Connors possesses specific attributes that qualify him to serve as a director, including his substantial experience as an investment professional in the business software and services industry and his experience as an executive of another company in the software industry and as a member of the board of directors and audit and finance committee of a Fortune 500 company. Our board of directors also believes that Mr. Connors brings historical knowledge of the company's business and continuity to the board of directors, as well as accounting experience and financial expertise.



Patricia B. Morrison was appointed as a member of our board of directors in April 2013. Since 2009, Ms. Morrison has served as Executive Vice President, Customer Care Shared Services and Chief Information Officer at Cardinal Health, Inc., a provider of healthcare services. Prior to joining Cardinal Health, Ms. Morrison was Chief Executive Officer of Mainstay Partners, a technology advisory firm, from 2008 to 2009, and Executive Vice President and Chief Information Officer at Motorola, Inc., a designer, manufacturer, marketer and seller of mobility products, from 2005 to 2008. Her previous experience also includes Chief Information Officer of Office Depot, Inc. and senior-level information technology positions at PepsiCo, Inc., The Quaker Oats Company, General Electric Company, and The Procter & Gamble Company. Ms. Morrison also previously served on the board of directors for JoAnn Stores, Inc. and SPSS, Inc. Ms. Morrison holds a B.A. and B.S. from Miami University in Oxford, Ohio.

Our board of directors believes that Ms. Morrison possesses specific attributes that qualify her to serve as a director, including her information technology expertise and professional experience as an executive of other public companies.

Stephen G. Newberry has served as a member of our board of directors since 2013. Mr. Newberry has been a director of Lam Research Corporation, a supplier of wafer fabrication equipment and services, since 2005, and has served as the chairman of the board of Lam Research since 2012. He served as Lam Research's Chief Executive Officer from 2005 to 2011, President from 1998 to 2010, and Chief Operating Officer from 1997 to 2005. Prior to joining Lam Research, Mr. Newberry held various executive positions at Applied Materials, Inc., a provider of manufacturing solutions for the semiconductor, flat panel display and solar industries. Mr. Newberry also serves on the board of directors of Nanometrics Incorporated, a provider of process control metrology and inspection systems. Mr. Newberry holds a B.S. from the United States Naval Academy and completed an executive education program at Harvard Business School.

Our board of directors believes that Mr. Newberry possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings to the Board as a former executive of global technology companies.

Graham V. Smith has served as a member of our board of directors since 2011. Since 2008, Mr. Smith has served as Executive Vice President and Chief Financial Officer at salesforce.com, inc., a provider of enterprise cloud computing software. He also served as salesforce.com's Executive Vice President and Chief Financial Officer Designate from 2007 to 2008. Prior to joining salesforce.com, Mr. Smith served as Chief Financial Officer at Advent Software Inc., a software company, from 2003 to

2007. Mr. Smith holds a B.Sc. from Bristol University in England and qualified as a chartered accountant in England and Wales.

Our board of directors believes that Mr. Smith possesses specific attributes that qualify him to serve as a director, including his financial expertise and professional experience as an executive of other public software companies.

Nicholas G. Sturiale has served as a member of our board of directors since 2004. Since 2012, Mr. Sturiale has served as a managing partner at Ignition Partners LLC, a venture capital firm. Prior to joining Ignition Partners, Mr. Sturiale served as a general partner at Jafco Ventures, a venture capital firm, from 2009 to 2012. In 2008, Mr. Sturiale served as a managing director at The Carlyle Group, a global alternative asset management firm. From 2000 to 2008, Mr. Sturiale served as a general partner at Sevin Rosen Funds, a venture capital firm. Mr. Sturiale remains a partner with Sevin Rosen Funds and an officer and director of Sevin Rosen Bayless Management Company, an affiliate of Sevin Rosen Funds. Mr. Sturiale holds a B.S. from California State University, Chico and an M.B.A. from the University of California, Berkeley.

Our board of directors believes that Mr. Sturiale possesses specific attributes that qualify him to serve as a director, including his substantial experience as an investment professional and as a director of private technology companies. Our board of directors also believes that Mr. Sturiale brings historical knowledge of the company's business and continuity to the board of directors.

Godfrey R. Sullivan has served as our President, Chief Executive Officer and a member of our board of directors since 2008, and as our Chairman since 2011. Prior to joining us, Mr. Sullivan was with Hyperion Solutions Corporation, a performance management software company acquired by Oracle Corporation, from 2001 to 2007, where he served in various executive roles, most recently as President and Chief Executive Officer, and as a member of the board of directors from 2004 until 2007. Mr. Sullivan has served as a member of the board of directors of Citrix Systems, Inc., an enterprise software company, since 2005 and Informatica Corporation, a data integration software provider, since 2008. Mr. Sullivan holds a B.B.A. from Baylor University.

Our board of directors believes that Mr. Sullivan possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings as our Chief Executive Officer and his experience as an executive and as a member of the board of directors of other companies in the enterprise software industry. Our board of directors also believes that he brings professional experience as an executive director of other software companies, historical knowledge of the company's business, operational expertise and continuity to the board of directors.

Director Independence

Our common stock is listed on The NASDAQ Global Select Stock Market. Under the rules of The NASDAQ Stock Market, independent directors must comprise a majority of a listed company's board of directors. In addition, the rules of The NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees must be independent. Under the rules of The NASDAQ Stock Market, a director is independent only if our board of directors makes an affirmative determination that the director has no material relationship with us. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Our board of directors has determined that Messrs. Connors, Hornik, Neustaetter, Newberry, Smith and Sturiale and Ms. Morrison, representing seven of our eight directors, are "independent" as that term is defined under the rules of The NASDAQ Stock Market for purposes of serving on our board of directors.

We have entered into commercial dealings with salesforce.com that we consider arms-length on terms that are consistent with similar transactions with our other similarly situated customers. Salesforce.com is our customer, and we are a customer of salesforce.com. We entered into these commercial dealings in the ordinary course of our business. In making the determinations as to which members of our board of directors are independent, our board of directors considered the fact that Mr. Smith, one of our directors, is an executive officer of salesforce.com. In reviewing this relationship, our board of directors determined that Mr. Smith does not and did not have a direct or indirect material interest in any such commercial dealings and that this relationship does not impede the ability of Mr. Smith to act independently on our behalf and on behalf of our stockholders.


Proxy

Leadership Structure

Mr. Sullivan currently serves as both Chairman of our board of directors and our President and Chief Executive Officer. Our board of directors believes that the current board leadership structure, coupled with a strong emphasis on board independence, provides effective independent oversight of management while allowing the board and management to benefit from Mr. Sullivan's leadership and years of experience as an executive in the technology industry. Serving on our board of directors and as Chief Executive Officer since September 2008, Mr. Sullivan is best positioned to identify strategic priorities, lead critical discussions and execute our strategy and business plans. Independent directors and management may have different perspectives and roles in strategy development. Our independent directors bring experience, oversight and expertise from outside of our company, while the Chief Executive Officer brings company specific experience and expertise and possesses detailed in-depth knowledge of the issues, opportunities, and challenges facing us. The board of directors believes that Mr. Sullivan's combined role enables strong leadership, creates clear accountability, and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

Lead Independent Director

We believe, and our corporate governance guidelines provide, that one of our independent directors should serve as a lead independent director at any time when the Chief Executive Officer serves as the Chairman of the board of directors. Because our Chief Executive Officer, Mr. Sullivan, is our Chairman, our board of directors appointed Mr. Connors to serve as our lead independent director. As lead independent director, Mr. Connors presides over periodic meetings of our independent directors outside the presence of management, serves as a liaison between our Chairman and the independent directors and performs such additional duties as our board of directors may otherwise determine and delegate.

Board Meetings and Committees

During our fiscal year ended January 31, 2013, the board of directors held seven meetings, and no director attended fewer than 75% of the total number of meetings of the board of directors and the committees of which he was a member, except for Mr. Smith, who attended approximately 74% of such meetings. Of the meetings Mr. Smith did not attend, one was an audit committee meeting convened to determine the arms-length status of a related party transaction between us and salesforce.com, as disclosed above in this proxy statement. As the Chief Financial Officer of salesforce.com, Mr. Smith was an interested director and would have otherwise had to recuse himself from the discussions. Mr. Smith also missed an audit committee meeting convened to review comments on one of our unaudited periodic reports. Mr. Smith provided detailed comments in advance of that meeting. Had Mr. Smith attended one additional meeting, he would have attended no less than 75% of the total number of meetings of the board of directors and the committees of which he was a member.

Although we do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, we strongly encourage directors to attend.

Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of our audit committee are Messrs. Connors, Hornik and Smith. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of The NASDAQ Stock Market and the SEC. Our board of directors has also determined that both Messrs. Connors and Smith are financial experts as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Mr. Connors serves as our audit committee chair. The audit committee met nine times during the fiscal year ended January 31, 2013.

Our audit committee oversees our accounting and financial reporting process and the audit of our financial statements and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee is responsible for, among other things:

- appointing, compensating and overseeing the work of our independent auditors, including resolving disagreements between management and the independent registered public accounting firm regarding financial reporting;
- approving engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;
- reviewing the qualifications and independence of the independent registered public accounting firm;
- reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;
- reviewing the adequacy and effectiveness of our internal control over financial reporting;
- establishing procedures for the receipt, retention and treatment of accounting and auditing related complaints and concerns;
- preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
- reviewing and discussion with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports; and
- reviewing and approving in advance any proposed related person transactions.

The audit committee operates under a written charter that was adopted by our board of directors and satisfies the applicable standards of the SEC and The NASDAQ Stock market. A copy of the

Audit Committee Charter is available on our investor website at http://investors.splunk.com/governance.cfm.

Compensation Committee

The members of our compensation committee are Messrs. Neustaetter, Newberry and Sturiale. Our board of directors has determined that each of the members of our compensation committee is independent within the meaning of the independent director requirements of The NASDAQ Stock Market. Our board of directors has also determined that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of The NASDAQ Stock Market and SEC rules and regulations, as well as Section 162(m) of the Internal Revenue Code of 1986, as amended. Mr. Sturiale serves as our compensation committee chair. The compensation committee met seven times during the fiscal year ended January 31, 2013.

Our compensation committee oversees our compensation policies, plans and programs. The compensation committee is responsible for, among other things:

- reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees;
- reviewing and recommending compensation and the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;
- reviewing and approving compensation and corporate goals and objectives relevant to the compensation for executive officers other than our Chief Executive Officer;
- evaluating the performance of our Chief Executive Officer and other executive officers in light of established goals and objectives; and
- administering our equity compensation plans for our employees and directors.


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The compensation committee operates under a written charter that was adopted by our board of directors and satisfies the applicable standards of the SEC and The NASDAQ Stock Market. A copy of the Compensation Committee Charter is available on our investor website at http://investors.splunk.com/governance.cfm.

The compensation committee has delegated certain day-to-day administrative and ministerial functions to our officers under our equity compensation plans.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Connors and Sturiale. Our board of directors has determined that each of the members of our nominating and corporate governance committee is independent within the meaning of the independent director requirements of The NASDAQ Stock Market. Mr. Connors serves as our nominating and corporate governance committee chair. The nominating and corporate governance committee met once during the fiscal year ended January 31, 2013.

Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

- recommending desired qualifications for board and committee membership and conducting searches for potential members of our board of directors;

- evaluating and making recommendations regarding the organization and governance of our board of directors and its committees and changes to our certificate of incorporation and bylaws and stockholder communications;
- reviewing succession planning for our Chief Executive Officer and other executive officers and evaluating potential successors;
- assessing the performance of board members and making recommendations regarding committee and chair assignments and composition and the size of our board of directors and its committees;
- evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;
- reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and
- reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

The nominating and corporate governance committee operates under a written charter that was adopted by our board of directors and satisfies the applicable standards of the SEC and The NASDAQ Stock Market. A copy of the Nominating and Corporate Governance Committee Charter is available on our investor website at http://investors.splunk.com/governance.cfm.

Compensation Committee Interlocks and Insider Participation

None of Messrs. Sturiale, Neustaetter, Newberry or Scott Thompson (one of our former directors), who serves or has served during the past fiscal year as a member of our compensation committee, is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Considerations in Evaluating Director Nominees

The nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees. In its evaluation of director candidates, the nominating and corporate governance committee will consider the current size and composition of the board of directors and the needs of the board of directors and the respective committees of the board of directors. Some of the qualifications that the nominating and corporate governance committee considers include, without limitation, issues of character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest and other commitments. The nominating and corporate governance committee evaluates these factors, among others, and does not assign any particular weighting or priority to any of these factors. The nominating and corporate governance committee requires the following minimum qualifications to be satisfied by any nominee for a position on the board of directors: the highest personal and professional ethics and integrity; proven achievement and competence in the nominee's field and the ability to exercise sound business judgment, as well as skills that are complementary to those of the existing board; the ability to assist and support management and make significant contributions to our success; and an understanding of the fiduciary responsibilities that are required of a member of the board and the commitment of time and energy necessary to diligently carry out those responsibilities. The nominating and corporate governance committee may also consider such other factors as it may deem, from time to time, are in our and our stockholders' best interests.

Although the board of directors does not maintain a specific policy with respect to board diversity, the board of directors believes that the board should be a diverse body, and the nominating and corporate governance committee considers a broad range of backgrounds and experiences. In making determinations regarding nominations of directors, the nominating and corporate governance committee may take into account the benefits of diverse viewpoints. The nominating and corporate governance committee also considers these and other factors as it oversees the board of director and committee evaluations.

The board of directors uses the services of a third party search firm to help it identify, screen, interview and conduct background investigations of potential director candidates.

Stockholder Recommendations for Nominations to the Board of Directors

The nominating and corporate governance committee will consider candidates for directors recommended by stockholders so long as such recommendations comply with our certificate of incorporation and bylaws and applicable laws, rules and regulations, including those promulgated by the SEC. The committee will evaluate such recommendations in accordance with its charter, our bylaws, our policies and procedures for director candidates, as well as the regular nominee criteria described above. This process is designed to ensure that the board of directors includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should contact our corporate secretary in writing. Such recommendations must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a statement of support by the recommending stockholder, evidence of the recommending stockholder's ownership of our stock and a signed letter from the candidate confirming willingness to serve on our board of directors. The committee has discretion to decide which individuals to recommend for nomination as directors.


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A stockholder of record can nominate a candidate directly for election to the board of directors by complying with the procedures in Section 2.4(ii) of our bylaws. Any eligible stockholder who wishes to submit a nomination should review the requirements in the bylaws on nominations by stockholders. Any nomination should be sent in writing to the corporate secretary, Splunk Inc., 250 Brannan Street, San Francisco, California 94107. The notice must state the information required by Section 2.4(ii)(b) of our bylaws and otherwise must comply with applicable federal and state law.

Stockholder Communications with the Board of Directors

Stockholders wishing to communicate with the board of directors or with an individual member of the board of directors may do so by writing to the board of directors or to the particular member of the board of directors, and mailing the correspondence to: c/o General Counsel, Splunk Inc., 250 Brannan Street, San Francisco, California 94107. All such stockholder communications will be reviewed by our General Counsel and, if appropriate, will be forwarded to the appropriate member or members of the board of directors, or if none is specified, to the Chairman of the board of directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, which contains an additional Code of Ethics for CEO and Senior Financial Officers that applies to our Chief Executive Officer, Chief Financial Officer, and other senior financial officers. The full text of our Code of Business Conduct and Ethics is posted on the Investors portion of our investor website at http://investors.splunk.com/governance.cfm. We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Risk Management

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the company faces, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.

While our board of directors is ultimately responsible for risk oversight, our board committees assist the board in fulfilling its oversight responsibilities in certain areas of risk. The audit committee assists our board of directors in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and related procedures, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. The nominating and corporate governance committee assists our board in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, and corporate governance. The compensation committee assesses risks created by the incentives inherent in our compensation policies. Finally, the full board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.

Non-Employee Director Compensation

In September 2012, our board of directors, in consultation with our independent compensation consulting firm, Radford, an Aon Hewitt company, or Radford, adopted a compensation program for non-employee directors to attract, retain and reward its qualified directors and align the financial interests of the non-employee directors with those of our stockholders. Pursuant to this program, each member of our board of directors who is not our employee will receive the following cash and equity compensation for board services. We also reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings as well as continuing director education.

Cash Compensation

As of the fiscal year beginning February 1, 2013, non-employee directors are entitled to receive the following cash compensation for their services:

- $30,000 per year for service as a board member;
- $20,000 per year for service as chair of the audit committee or the compensation committee;
- $10,000 per year service as a member of the audit committee or the compensation committee;
- $7,500 per year for service as chair of the nominating and corporate governance committee; and
- $5,000 per year for service as a member of the nominating and corporate governance committee.

All cash payments to non-employee directors are paid quarterly in arrears.

Equity Compensation

Initial Award. Each non-employee director who first joins our board of directors on or after January 1, 2013 will be granted a restricted stock unit, or RSU, award having an award value of $300,000 (as determined based on the fair market value of our common stock on the date of grant), which will become effective on the date on which such person becomes a non-employee director, whether through election by our stockholders or appointment by our board of directors to fill a vacancy. An employee director who ceases to be an employee but remains a director will not receive this initial RSU award. An initial RSU award will vest as to one-third of the shares on each of the first three anniversaries of the grant date, subject to continued service as a member of our board of directors through each such vesting date.

Annual Award. Each non-employee director automatically will be granted a RSU award having an award value of $200,000 (as determined based on the fair market value of the company's common stock on the date of grant), which will become effective on each date of the annual meeting of the stockholders of the company. Annual RSU awards will vest on the earlier of the first anniversary of the grant date and the day prior to the annual meeting of stockholders immediately following the annual meeting at which the award is granted, in both cases subject to continued service as a board member through the vesting date.

Discretionary Award. If a non-employee's initial appointment to our board of directors occurs other than on the date of the annual meetings of the company's stockholders at which non-employee directors are elected, or at any other time and for any other reason as our board of directors determines appropriate, our board of directors may grant a non-employee director a discretionary supplemental award.


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Fiscal 2013

Other than Mr. Newberry, our non-employee directors did not receive during the fiscal year ended January 31, 2013 any cash compensation or equity awards for their services as directors or as board committee members. In order to attract Mr. Newberry to join our board of directors, we agreed to provide cash compensation and an equity award to Mr. Newberry in line with the terms of the compensation program for non-employee directors adopted in September 2012, with the cash compensation prorated to his initial appointment date. Ms. Morrison joined our board of directors in April 2013 and received cash and equity compensation pursuant to the terms of our non-employee directors program.

The following table sets forth information regarding compensation paid or accrued for services rendered to us by Mr. Newberry during the year ended January 31, 2013:

Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards	Total
$3,333	$309,963	—	$313,296

(1) The amount reported in the Stock Awards column reflects the aggregate grant date fair value of the restricted stock units awarded to Mr. Newberry during the fiscal year ended January 31, 2013 as computed in accordance with FASB ASC Topic 718. This amount does not necessarily correspond to the actual value recognized by Mr. Newberry. The grant date fair value was $29.02 per share.

Equity incentive awards outstanding at January 31, 2013 for each non-employee director were as follows:

Name	Aggregate Number of Stock Awards Outstanding as of January 31, 2013	Aggregate Number of Stock Options Outstanding as of January 31, 2013
John G. Connors	—	—
David M. Hornik	—	—
Thomas M. Neustaetter	—	—
Stephen G. Newberry	10,681	—
Graham V. Smith	—	—
Nicholas G. Sturiale	—	150,000

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the board of directors has appointed PricewaterhouseCoopers LLP ("PwC"), independent registered public accountants, to audit our financial statements for the year ending January 31, 2014. During our year ended January 31, 2013, PwC served as our independent registered public accounting firm.

Notwithstanding its selection and even if our stockholders ratify the selection, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of Splunk and its stockholders. At the Annual Meeting, the stockholders are being asked to ratify the appointment of PwC as our independent registered public accounting firm for the year ending January 31, 2014. Our audit committee is submitting the selection of PwC to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of PwC will be present at the Annual Meeting, and they will have an opportunity to make statements and will be available to respond to appropriate questions from stockholders.


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If the stockholders do not ratify the appointment of PwC, the board of directors may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our company by PwC for the fiscal years ended January 31, 2012 and 2013.

	2012	2013
Audit Fees(1)	$1,047,160	$1,647,100
Audit-Related Fees	—	—
Tax Fees(2)	25,539	98,157
All Other Fees(3)	2,600	2,600
	$1,075,299	$1,747,857

(1) Audit fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements, and audit services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years, such as statutory audits. The audit fees also include fees for professional services provided in connection with our initial public offering and secondary offering, incurred during the fiscal years ended January 31, 2012 and January 31, 2013, including comfort letters, consents and review of documents filed with the SEC.

(2) Tax fees for the fiscal years ended January 31, 2012 and January 31, 2013 consist of fees for services related to international tax compliance for expatriates. Tax fees for the fiscal year ended January 31, 2013 also include a transfer pricing analysis.

(3) All other fees billed for the fiscal years ended January 31, 2012 and January 31, 2013 were related to fees for access to online accounting and tax research software.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board, or PCAOB, regarding auditor independence, our audit committee is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our audit committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

Before engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm submits a description of services expected to be rendered during that year to the audit committee for approval.

The audit committee pre-approves particular services or categories of services on a case-by-case basis. The fees are budgeted, and the audit committee requires the independent registered public accounting firm and management to report actual fees versus budgeted fees periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the services must be pre-approved by the audit committee (or its chair) before the independent registered public accounting firm is engaged.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

REPORT OF THE AUDIT COMMITTEE

The audit committee is a committee of the board of directors comprised solely of independent directors as required by the listing standards of The NASDAQ Stock Market and rules of the SEC. The audit committee operates under a written charter approved by the board of directors, which is available on our investor website at http://investors.splunk.com/governance.cfm. The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The audit committee reviews and assesses the adequacy of its charter and the audit committee's performance on an annual basis.

The audit committee consists of three members: Messrs. Connors, Hornik and Smith. Messrs. Connors and Smith are "financial experts" as defined under SEC rules and regulations. With respect to the company's financial reporting process, the management of the company is responsible for (1) establishing and maintaining internal controls and (2) preparing the company's consolidated financial statements. PwC is responsible for auditing these financial statements. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare or certify the company's financial statements or guarantee the audits or reports of PwC. These are the fundamental responsibilities of management and PwC. In the performance of its oversight function, the audit committee has:


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- reviewed and discussed the audited financial statements with management and PwC;
- discussed with PwC the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
- received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the audit committee concerning independence, and has discussed with PwC its independence.

Based on the audit committee's review and discussions with management and PwC, the audit committee recommended to the board of directors that the audited financial statements be included in the annual report on Form 10-K for the fiscal year ended January 31, 2013 for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the audit committee of the board of directors:

John G. Connors (Chair)
David M. Hornik
Graham V. Smith

PROPOSAL 3
ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables stockholders to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed pursuant to Section 14A of the Securities Exchange Act of 1934. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on us, the compensation committee or our board of directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the compensation committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our compensation committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will communicate directly with stockholders to better understand the concerns that influenced the vote, consider our stockholders' concerns and the compensation committee will evaluate whether any actions are necessary to address those concerns.

We believe that the information provided in the "Executive Compensation" section of this proxy statement, and in particular the information discussed in "Executive Compensation—Compensation Discussion and Analysis—General Compensation Practices and Objectives" beginning on page 32 below, demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the named executive officers, as disclosed in the proxy statement for the 2013 Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the compensation tables and narrative discussion, and other related disclosure."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION.

PROPOSAL 4
ADVISORY VOTE ON THE FREQUENCY OF
ADVISORY VOTES ON EXECUTIVE OFFICER COMPENSATION

Pursuant to Section 14A of the Securities Exchange Act of 1934, the Dodd-Frank Act also enables our stockholders to indicate, at least once every six years, how frequently we should seek a non-binding vote on the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as Proposal 3 above. By voting on this Proposal 4, stockholders may indicate whether they would prefer a non-binding vote on named executive officer compensation once every one, two or three years.

While our compensation strategies are related to both the short-term and longer-term business outcomes, compensation decisions are made annually. An annual advisory vote on named executive officer compensation will give us more frequent feedback on our compensation disclosures and named executive officer compensation program. The board of directors has determined that holding an advisory vote on named executive officer compensation every year is the most appropriate policy for us at this time, and recommends that stockholders vote for future advisory votes on named executive officer compensation to occur each year.


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The frequency that receives the highest number of votes cast will be deemed to be the frequency selected by the stockholders. Because this vote is advisory, it will not be binding on the board of directors. However, the board of directors and the compensation committee will consider the outcome of the stockholder vote, along with other relevant factors, in recommending a voting frequency to our board of directors.

THE BOARD RECOMMENDS A VOTE FOR A FREQUENCY OF ONCE EVERY "ONE YEAR" FOR THE ADVISORY VOTE ON EXECUTIVE COMPENSATION.

EXECUTIVE OFFICERS

The following table identifies certain information about our executive officers as of March 31, 2013. Officers are elected by the board of directors to hold office until their successors are elected and qualified.

Name	Age	Position(s)
Godfrey R. Sullivan	59	President, Chief Executive Officer and Chairman
David F. Conte	47	Senior Vice President and Chief Financial Officer
Leonard R. Stein	57	Senior Vice President, General Counsel and Secretary
Thomas E. Schodorf	54	Senior Vice President, Field Operations
Guido R. Schroeder	48	Senior Vice President, Products

Godfrey R. Sullivan has served as our President, Chief Executive Officer and a member of our board of directors since 2008, and as our Chairman since 2011. Prior to joining us, Mr. Sullivan was with Hyperion Solutions Corporation, a performance management software company acquired by Oracle Corporation, from 2001 to 2007, where he served in various executive roles, most recently as President and Chief Executive Officer and as a member of the board of directors from 2004 until 2007. Mr. Sullivan has served as a member of the board of directors of Citrix Systems, Inc., an enterprise software company, since 2005 and Informatica Corporation, a data integration software provider, since 2008. Mr. Sullivan holds a B.B.A. from Baylor University.

David F. Conte has served as our Senior Vice President and Chief Financial Officer since 2011. Prior to joining us, Mr. Conte served as Chief Financial Officer at IronKey, Inc., an internet security and privacy company, from 2009 to 2011. From 2007 to 2009, Mr. Conte was engaged in various personal investing activities. Previously, Mr. Conte served as Chief Financial Officer of Opsware, Inc., a software company, from 2006 until 2007 when Opsware was acquired by Hewlett-Packard Company. He also served as Opsware's Vice President of Finance from 2003 to 2006 and as Corporate Controller from 1999 to 2003. Mr. Conte began his career at Ernst & Young LLP. Mr. Conte holds a B.A. from the University of California, Santa Barbara.

Leonard R. Stein has served as our Senior Vice President, General Counsel and Secretary since 2011. Prior to joining us, Mr. Stein served in various executive positions including President and Chief Legal Officer at Jackson Family Enterprises, Inc., a luxury wine maker, from 2004 to 2010. From 2010 through 2011, Mr. Stein served as a board advisor to two private companies and as an independent consultant. Mr. Stein served as Chief Legal Officer and Chief Compliance Officer at Overture Services, Inc., an internet commercial search services company, from 2003 until it was acquired by Yahoo! Inc., in 2003. Mr. Stein holds a B.A. from Yale College, an M.A. from Yale University Graduate School and a J.D. from Harvard Law School.

Thomas E. Schodorf has served as our Senior Vice President, Field Operations since 2009. Prior to joining us, Mr. Schodorf was a consultant to computer software companies from 2008 to 2009. Mr. Schodorf was with BMC Software, Inc., a software company, from 1991 to 2008, where he served in various sales positions, most recently as Vice President, General Manager from 2007 to 2008. Mr. Schodorf holds a B.S.B.A. from The Ohio State University and an M.B.A. from the University of Dayton.

Guido R. Schroeder has served as our Senior Vice President, Products since 2012. Prior to joining us, Dr. Schroeder was with SAP Labs, an enterprise application software company, where he served as Senior Vice President Development, Technology Innovation Platform BI from 2008 to 2012, as Vice President Development, SAP NetWeaver BI Client Suite from 2007 to 2008, as Vice President Development Suite Optimization Analytics from 2006 to 2007, as Vice President Development, SAP NetWeaver Imagineering from 2004 to 2006 and as Director Development, BI Advanced Technologies from 2000 to 2004. Mr. Schroeder holds a M.Sc and a Ph.D. from the University of Kiel (Germany).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The compensation provided to our "named executive officers" for fiscal year ended January 31, 2013, or fiscal 2013, is set forth in detail in the Summary Compensation Table and other tables as well as the accompanying footnotes and narrative that follow this section. This section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each component of compensation that we provide. In addition, we explain how and why our board of directors, the compensation committee of our board of directors, and our Chief Executive Officer, or CEO, arrived at the specific compensation policies and decisions involving our executive officers, including the named executive officers listed in the Summary Compensation Table set forth below, during fiscal 2013.

Our named executive officers for fiscal 2013 are:

- Godfrey R. Sullivan, our President, Chief Executive Officer and Chairman;
- David F. Conte, our Senior Vice President and Chief Financial Officer,
- Leonard R. Stein, our Senior Vice President, General Counsel and Secretary;
- Thomas E. Schodorf, our Senior Vice President, Field Operations; and
- Guido R. Schroeder, our Senior Vice President, Products (Mr. Schroeder commenced employment with us in April 2012).


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The information contained in this Compensation Discussion and Analysis should be read in connection with the compensation tables below, which provide a detailed view of compensation paid to our named executive officers in fiscal 2013.

Executive Summary

Fiscal 2013 Business Highlights.

We are the pioneer and leading provider of an innovative software platform that enables organizations to gain real-time operational intelligence by harnessing the value of their machine data. This operational intelligence enables organizations to improve service levels, reduce costs, mitigate security risks, demonstrate and maintain compliance and gain new insights that enable them to drive better business decisions. We sell our solutions through our global direct sales force and channel partners.

Although the volatility in the global economic environment over the past several years has presented challenges for us, in fiscal 2013, we achieved several significant financial results:

- Recorded fiscal year revenues of approximately $198.9 million, a 64% increase over our fiscal year ended 2012, or fiscal 2012, revenues; and
- Increased our total number of customers by over 1,500 from 3,700 customers at the end of fiscal 2012 to over 5,200 customers at the end of fiscal 2013.

In addition, in April 2012, we completed an initial public offering of our common stock resulting in net proceeds to us of approximately $225.2 million. In July 2012, we conducted a secondary offering of our common stock resulting in net proceeds to certain of our stockholders of approximately $320.2 million. We did not receive any proceeds from the secondary offering.

Fiscal 2013 Executive Compensation Actions and Corporate Governance Highlights

As reflected in our general compensation philosophy, we strive to provide a compensation package to each executive officer that is competitive, rewards achievement of our business objectives, drives the development of a successful and profitable business, and aligns the interests of our executive officers with our stockholders through equity ownership in the company. Accordingly, our fiscal 2013 compensation actions and decisions were based on our executive officers' accomplishments that advanced these objectives.

- We maintained the base salary and target cash incentive compensation opportunities for our CEO at the same levels as in effect in fiscal 2012, and did not make any new equity grants to our CEO in fiscal 2013.
- We benchmarked all primary elements of our executive compensation to a peer group of comparable public companies to levels that were consistent with our financial performance as compared with our peer group companies.
- We approved equity awards to our executive officers, including our named executive officers (other than our CEO), during fiscal 2013, at levels that met competitive market concerns, satisfied our retention objectives, and rewarded individual performance.

We endeavor to maintain good governance standards in our executive compensation policies and practices. The following policies and practices were either adopted or in effect during fiscal 2013:

- The compensation committee, which is comprised solely of independent directors, assumed responsibility for making all executive compensation decisions upon our initial public offering.
- The compensation committee has conducted a review of our compensation strategy. The compensation committee intends to conduct such a review annually. Our general compensation philosophy and related corporate governance features are complemented by several specific elements that are designed to align our executive compensation with long-term stockholder interests, including:
  - Our change-in-control payments and benefits are reasonable and are based on a "double trigger" (that is, each of our named executive officers is eligible to receive payments and benefits only in connection with a change in control of the company and the employment termination of such named executive officer without cause or for good reasons within a specified period before or after the change in control).
  - At this time, as a general policy, we do not favor post-termination non-cash benefits or perquisites (such as guaranteed retirement arrangements or pension plan benefits) for our executive officers that are not available to our employees generally.
  - We do not offer tax gross-ups to any of our named executive officers.
- Our insider trading policy prohibits, among other things, short sales, hedging of stock ownership positions, and transactions involving derivative securities relating to our common stock.

General Compensation Practices and Objectives

We operate in a highly competitive business environment, which is characterized by frequent technological advances, rapidly changing market requirements, and the emergence of new market entrants. To grow our business successfully in this dynamic environment, we must continually develop and enhance our products and services to stay ahead of customer needs and challenges. To achieve these objectives, we need a highly talented and seasoned team of technical, sales, marketing, operations, and other business professionals.

We compete with many other companies in seeking to attract and retain a skilled management team. This is prevalent in the San Francisco bay area technology market, the location of our headquarters, where there is a rapidly expanding technology economy and hiring with increasingly fewer candidates. In addition, the success and prominence of the company's business in the emerging "big data" market has attracted the attention of competitors and other companies and causes us to focus on retaining employees, including executives, as increasingly we are seen as a company with experienced employee talent.

To meet this challenge, we have implemented compensation practices that are designed to motivate our named executive officers to pursue our corporate objectives while encouraging them to create long-term value for our stockholders. We evaluate and reward our executive officers through compensation intended to motivate them to identify and capitalize on opportunities to grow our business. We strive to provide a compensation package to each executive officer that is competitive, rewards achievement of our business objectives, drives the development of a successful and profitable business, and aligns the interests of executives with our stockholders through equity ownership in the company.


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We strive to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive, and aligns with our general compensation practices and rewards superior performance. Our executive compensation program combines short- and long-term components, and cash and equity in amounts and proportions that we believe are most appropriate to incentivize and reward our executive officers for achieving our objectives. We believe that our compensation programs and practices link employee compensation to the long-term interests of our stockholders.

Compensation Decision Process

Before our initial public offering in April 2012, compensation decisions for our named executive officers were determined by our board of directors, in consultation with the compensation committee and, as appropriate, management (including our CEO). At the beginning of each fiscal year, our CEO made recommendations to the compensation committee and board of directors on compensation for the named executive officers (other than himself) based on his evaluation of each named executive officer's performance relative to expectations and to the performance of our other employees. Our CEO's compensation was determined by our compensation committee and board of directors, without input from our CEO.

In fiscal 2012, as we began to consider transitioning from a private company to a public company, we engaged Radford, an independent compensation consulting firm, to provide market compensation data for executives working for technology companies similarly situated to ours, which our board of directors and compensation committee used as reference points in setting fiscal 2012 compensation.

In late fiscal 2012, in anticipation of our initial public offering we began benchmarking our executive officer compensation against software and software services companies with the assistance of Radford, which have similar revenues, market capitalization, and year-over-year growth. At the beginning of fiscal 2013, our board of directors, with input from the compensation committee and, as appropriate, management (including our CEO), reviewed the Radford peer group data and made adjustments to compensation for certain of our executive officers to bring their total target cash compensation opportunity within the targeted percentiles. We did not grant new equity awards at that time to any named executive officers because our named executive officers (other than our CEO) received stock option grants at the end of fiscal 2012, which we believed provided sufficient incentives at that time. At our CEO's request and upon evaluation of our CEO's equity holdings at that time, we also did not make any adjustments to the cash compensation opportunities for our CEO.

Since our initial public offering, compensation decisions for our named executive officers have been determined by our compensation committee, with input from Radford and, as appropriate, management (including our CEO). Our compensation committee reviews the compensation of our executive officers, including our named executive officers, throughout the year to ensure the executives are properly incentivized, and makes adjustments as necessary. In November 2012, our compensation committee granted restricted stock units to our executive officers, including our named executive officers (other than our CEO), to promote executive retention, reward individual performance, and align ourselves with our peer companies and continue to retain our executive officers in a competitive technology employment market. At our CEO's request, the compensation committee deferred decision making on any equity grants to our CEO until after fiscal 2013.

The compensation for Mr. Schroeder during fiscal 2013 was determined through individual negotiations with our CEO in connection with his hiring in March 2012. In negotiating Mr. Schroeder's compensation package, our CEO considered the market data provided by Radford and developed a compensation package that was competitive with industry norms and the San Francisco bay area technology market for comparable executives and would incent Mr. Schroeder to join the company. The compensation package was submitted and approved by our board of directors. Going forward, the compensation for Mr. Schroeder will be reviewed and established in a similar manner as the other named executive officers.

Role of Compensation Committee. Pursuant to its charter, the compensation committee, in consultation with management, is primarily responsible for establishing, approving and adjusting compensation arrangements for our named executive officers, including our CEO whose compensation we anticipate will continue to be determined without input from management. For additional information on the compensation committee, see *"Board Committees—Compensation Committee"* elsewhere in this proxy statement.

The compensation committee has the authority to engage its own advisors to assist it in carrying out its responsibilities. The compensation committee has retained Radford to review and assess our current executive employee compensation practices relative to market compensation practices. For additional information on Radford's engagement, see *"Role of Compensation Consultant"* below.

Role of Management. In carrying out its responsibilities, our compensation committee works with members of our management, including our CEO and our human resources professionals. Typically, our management assists the compensation committee by providing information on corporate and individual performance, market data, and management's perspective and recommendations on compensation matters. Our CEO will make recommendations to our compensation committee regarding compensation matters, including the compensation of our named executive officers (except with respect to his own compensation). While our compensation committee solicits and reviews our CEO's recommendations and proposals with respect to compensation-related matters, our compensation committee will use these recommendations and proposals as one factor in making compensation decisions, along with the market data obtained by Radford based on our comparable peer companies.

Historically, the initial compensation arrangements with our executive officers, including the named executive officers, have been determined in negotiations with each individual executive at the time that he or she joined the company. Except for his own compensation arrangement, our CEO has been responsible for negotiating these arrangements, with the oversight and final approval of our board of directors and/or the compensation committee. In negotiating the initial compensation arrangements with our named executive officers, our board of directors or CEO (other than with respect to his own compensation) considered external market data, which supported the determination that the initial compensation opportunities for our named executive officers were comparable to the compensation opportunities of executives holding analogous positions at our comparable peer group companies. This was the process followed in connection with the hiring of Mr. Schroeder during fiscal 2013.

Going forward, we expect that, other than with respect to his own compensation, our CEO will continue to conduct negotiations with executive candidates, and will submit his recommendations to the compensation committee for approval.

Role of compensation consultant. We engaged Radford to review our executive compensation policies and practices and to conduct an executive compensation market analysis. For fiscal 2013, Radford reviewed and advised on all principal aspects of the executive compensation program, including:

- assisting in developing a peer list of publicly traded companies to be used to assess executive compensation,
- assisting in developing a transition strategy to migrate compensation from private company to public company practices and levels, and
- assessing the competitiveness of the executive compensation program against approved peer companies covering salary, incentives, and equity.

During fiscal 2013, Radford also assisted us with non-executive officer compensation, including developing a board of director compensation program that is consistent with our public company peer group practices, and with our equity compensation program, including providing data for our overall equity strategy and an analysis of our equity usage.


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In addition, Radford worked with our management to develop a pay program at the non-executive level by comparing our non-executive employee cash compensation by job level to comparable high technology jobs. The management also accesses the Radford survey database to gather reference points for non-executive compensation decisions.

Based on the consideration of the various factors as set forth in the rules of the SEC, the compensation committee does not believe that its relationship with Radford and the work of Radford on behalf of the compensation committee and management has raised any conflict of interest.

Competitive Positioning. We compare and analyze our executive officer compensation with those of a peer group of companies.

In late fiscal 2012, in anticipation of our initial public offering, we selected a peer group of publicly traded software and software services companies, which generally had revenues between $50 million and $500 million, had experienced strong year-over-year growth, or had a market capitalization between $500 million and $3 billion. The following is a list of the public companies that we reviewed as our "peer group" at such time:

Active Network	Cornerstone OnDemand	LogMeIn	SolarWinds
Aspen Technology	Fortinet	NetSuite	Sourcefire
BroadSoft	HomeAway	Pandora Media	SuccessFactors
CommVault Systems	Jive Software	Qlik Technologies	Synchronoss Technologies
Concur Technologies	LinkedIn	Responsys	Taleo
Constant Contact	LivePerson	ServiceSource International	Zillow

The compensation committee also asked Radford to provide data points regarding cash and equity compensation from our peer group that would allow us to start benchmarking compensation for our executive officers, including our named executive officers, against our peer group to approximately (i) the 50th percentile for base salary, (ii) the 60th percentile for total target cash compensation (i.e., base salary and target cash incentive compensation), and (iii) between the 50th and 75th percentiles for long-term equity compensation. Our overall objective is for the total direct compensation (i.e., base salary, target cash incentive compensation, and long-term equity compensation) for our executive officers, including our named executives, to be between the 50th and 75th percentiles for comparable executives at peer group companies. We believe that benchmarking our executive officer compensation to these levels will allow us to stay competitive with industry norms as a new publicly-traded company and, at the same time, retain our executive officers and motivate them to grow our business. Although our compensation committee takes benchmark data into account, our compensation committee does not apply specific or inflexible formulas to determine our named executive officers' various elements of compensation. Rather, the composition of our named executive officers' compensation is determined by our compensation committee based on their experience setting compensation and supplemented by market data and assessments of the performance of the named executive officers.

Taking these levels into account, at the beginning of fiscal 2013, the board of directors, with input from the compensation committee and management, made adjustments to the base salary and target incentive cash compensation opportunities for certain of our executive officers to bring them within the targeted levels. While the base salary and total target cash compensation opportunities for our CEO were significantly below the targeted percentiles, no adjustments were made to his cash compensation opportunities because the board of directors believed his long-term equity compensation provided the appropriate incentives at that time and determined to defer considering equity grants to our CEO until after fiscal 2013. We did not grant any new equity awards to our named executive officers at that time because most of our named executive officers received stock option grants at the end of fiscal 2012, which we believed provided sufficient incentives.

In fiscal 2013, the compensation committee engaged Radford to conduct an assessment of our executive compensation program to ensure that, following our initial public offering, the equity compensation for our executive officers aligned with our compensation objectives of being fair and reasonable, and appropriate to incentivize and reward our executives for achieving our corporate objectives. This was determined against the backdrop of a competitive market for technology company executives and the company's success in the emerging "big data" market. The compensation committee increased the market capitalization metric to a maximum of $6 billion and approved changes to our peer group to add new, recently public companies that fell within the approved metrics (Palo Alto Networks, Inc. and Service-Now, Inc.) and remove companies that had been acquired (Taleo Corporation and SuccessFactors, Inc.) or no longer fell within the metrics described above (Broadsoft Inc. and LogMeIn, Inc.). The compensation committee also approved new equity awards in the form of restricted stock units to our executive officers, including our named executive officers (other than our CEO, who received restricted stock units following fiscal 2013), which were intended to place executive officers at approximately the 75th to 90th percentile of our peer group for long-term equity compensation. Our compensation committee, in consultation with Radford, believed that this was appropriate due to the fact that our revenue growth fell within the 90th percentile of our peer group as well as to ensure we retain our highly sought after executives.

Components of Named Executive Officer Compensation

The compensation program for our named executive officers consists of:

- base salary;
- incentive compensation;
- equity compensation; and
- severance and change in control-related benefits.

We also provide our named executive officers comprehensive employee benefit programs such as medical, dental and vision insurance, a 401(k) plan, life and disability insurance, flexible spending accounts, an employee stock purchase plan program and other plans and programs made available to eligible employees.

These elements comprise our compensation program for our named executive officers because we believe they provide a compensation package that attracts and retains qualified individuals, links individual performance to company performance, focuses the efforts of our named executive officers on the achievement of both our short-term and long-term objectives, and aligns the interests of our named executive officers with those of our stockholders. We believe that these compensation elements and amounts are necessary given the increasingly fierce competition for employees and executive officers in the San Francisco bay area technology market and our success in the emerging "big data" market.

As our needs evolve, we intend to continue to evaluate our philosophy and compensation programs as circumstances require, and at a minimum, we expect to review our executive compensation program at least annually.

Base Salaries


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We provide base salaries to our named executive officers and other employees to compensate them for services rendered day-to-day during the year. Base salaries typically will be used to recognize the experience, skills, knowledge and responsibilities required of each named executive officer, although competitive market conditions also play a role in setting the level of base salary. Historically, we have not applied specific formulas to determine changes in base salary. Rather, the base salaries of our named executive officers (other than our CEO) were reviewed on an annual basis by our CEO and our board of directors and/or compensation committee based on their experience with respect to setting salary levels and supplemented by market data and assessments of the performance of the named executive officers.

Fiscal 2013 Base Salaries. At the end of fiscal 2012, our board of directors reviewed the market practice survey data of our peer group provided by Radford, and, in consultation with our CEO and the compensation committee, increased the base salaries for Messrs. Stein and Schodorf by $25,000 and $35,000, respectively. The base salaries for Messrs. Stein and Schodorf were adjusted in recognition of market conditions and each individual's outstanding performance. No adjustment was made to the base salary of Mr. Conte, our Chief Financial Officer, as the compensation committee believed that his total compensation, including his equity grants and holdings, and the increase in his target incentive compensation, properly incentivized him at that time. In addition, at our CEO's request and upon evaluation of our CEO's equity holdings at that time, no adjustment was made to the base salary of our CEO. Mr. Schroeder's base salary was set during negotiations with our CEO as part of Mr. Schroeder's initial compensation arrangement, and ultimately approved by our board of directors. In conducting these negotiations, our CEO consulted external market data and discussed the proposed compensation package with Radford. Mr. Schroeder's base salary was set at a level to attract him to join the company.

The table below sets forth the base salaries for our named executive officers for fiscal 2013.

Name and Principal Position	Fiscal 2013 Base Salary ($)
Godfrey R. Sullivan President, Chief Executive Officer and Chairman	350,000
David F. Conte Senior Vice President and Chief Financial Officer	275,000
Leonard R. Stein Senior Vice President, General Counsel and Secretary	250,000
Thomas E. Schodorf Senior Vice President, Field Operations	275,000
Guido R. Schroeder Senior Vice President, Products	290,000

Incentive Compensation

One of our compensation objectives is to have a significant portion of each named executive officer's compensation tied to performance. To accomplish this objective, we provide for performance-based cash incentive opportunities for our named executive officers, based on achievement against corporate performance objectives established at the beginning of the fiscal year.

Fiscal 2013 Incentive Compensation. At the beginning of fiscal 2013, our board of directors approved our fiscal 2013 operating plan, which included corporate performance objectives that our board of directors, in consultation with our compensation committee and CEO, used to design our named executive officers' incentive compensation opportunity for fiscal 2013. Pursuant to our executive bonus plan, the compensation committee considered a number of factors in determining the performance objectives applicable to our named executive officers' incentive compensation opportunities, including, among other objectives, revenues, cash flow and net income. The compensation committee determined that sales-related objectives for our named executive officers were appropriate and aligned to the company's growth strategy. Our board of directors, in an effort to continue to motivate our CEO and management team to further expand the growth and development of our business, established financial objectives for fiscal 2013 that it considered aggressive and attainable only with focused effort and execution by our CEO and management team. These financial objectives were designed to drive increased revenues, which our board of directors felt would directly result in increased stockholder value creation.

Target Cash Incentive Compensation

As in prior years, the target annual cash incentive compensation opportunities for our named executive officers were expressed as a target cash amount. At the beginning of fiscal 2013, the board of directors reviewed Radford data, and, in consultation with our CEO and the compensation committee, increased the target incentive compensation opportunities for Messrs. Conte, Stein, and Schodorf, consistent with our compensation objectives. Mr. Schroeder's target incentive compensation and total target cash opportunity was set during negotiations with our CEO as part of Mr. Schroeder's initial compensation arrangement, and approved by our board of directors. In conducting these negotiations, our CEO consulted external market data and discussed the proposed compensation package with Radford. During this period, no adjustments were made to our CEO's target cash incentive compensation opportunity upon assessment of his total compensation (including his equity holdings), and our CEO's belief that he was adequately compensated. The table below shows the target cash incentive compensation for each named executive officer:

Name and Principal Position	Target Fiscal 2013 Incentive Compensation ($)
Godfrey R. Sullivan President, Chief Executive Officer and Chairman	315,000
David F. Conte Senior Vice President and Chief Financial Officer	137,500
Leonard R. Stein Senior Vice President, General Counsel and Secretary	125,000
Thomas E. Schodorf Senior Vice President, Field Operations	275,000
Guido R. Schroeder Senior Vice President, Products	145,000(1)

(1) Subject to proration for the number of days during fiscal 2013 that Mr. Schroeder was employed by us.


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CEO and Messrs. Conte, Stein, and Schroeder. The target bonus opportunity for our CEO and Messrs. Conte, Stein, and Schroeder was based 100% on achievement of target revenues. They would be eligible to receive a cash bonus only to the extent, and in the amount, that we achieved 89% of our revenues target (with payment opportunities semi-annually up to 100% of their semi-annual bonus target opportunity, provided we met our semi-annual targets). Mr. Schroeder's target bonus opportunity was pro-rated based on his date of hire. To be eligible to receive a bonus payout at 100% of the target level, we would have to achieve our revenues target for fiscal 2013.

In addition, to the extent that our revenues exceeded the target level for the year, our CEO and Messrs. Conte, Stein and Schroeder would be eligible to receive a bonus payout based on a multiple of the payout at target level, payable following the fourth quarter of fiscal 2013. The target level for the revenues performance measure was set to be aggressive, yet achievable with diligent effort. As a result, the accelerator multiples were significant and would yield up to a 2x cash target bonus payout based on the extent to which revenues were in excess of the target. In setting target bonus opportunities for fiscal 2013, our board of directors approved a maximum fiscal 2013 bonus opportunity for our CEO, and Messrs. Conte, Stein, and Schroeder (in consultation with our CEO), of 2x their target bonus, which was consistent with the market practice survey data of our peer group provided by Radford.

We believed this arrangement was appropriate given the aggressive nature of the revenues target and the diligent effort that would be required to exceed the target. The chart below illustrates the correlations between performance as compared to our revenues target and the impact of varying levels of performance on the percentage of bonus earned.

Percentage Attainment of Revenues Target	Bonus Payment Multiple Relative to Target(1)
111% or more	2.00x
108%	1.75x
105%	1.50x
103%	1.25x
100%	1.00x
95%	0.75x
89%	0.50x

(1) Bonuses were calculated by first, assessing the level of attainment of the revenue target for a performance period (using column 1 data as reference points); next, determining the corresponding payment multiple (using column 2 data as reference points); and then multiplying each individual's target bonus opportunity by the payment multiple. For revenue performance falling between two identified amounts, the actual payment multiple was calculated by interpolation of actual percentage attainment.

Mr. Schodorf. As our Senior Vice President, Field Operations, Mr. Schodorf's target incentive compensation opportunity primarily was structured as a commission-based program, which provided for semi-annual and annual cash payments based on the ability of our sales organization to achieve specified pre-established sales quotas (measured exclusively on bookings throughout the year). Mr. Schodorf would be eligible to receive a semi-annual commission payment only to the extent, and in the amount, at the semi-annual mark, based on the achievement of the semi-annual target, at which time a pro-rated incentive payment of up to 100% of the semi-annual incentive amount is paid. In addition, to the extent that we exceeded our quota for the year, Mr. Schodorf would be eligible to receive additional commission payments based on a multiple of the payout at target level, payable following the fourth quarter. The target level for this performance measure was set to be aggressive, yet achievable, with diligent effort during the year. As a result, the accelerator multiples set forth in Mr. Schodorf's plan were significant and would yield large commission payments if we exceeded his quota. There was no maximum threshold for Mr. Schodorf's commission opportunity because his commissions directly corresponded to achievement against his quota. As our senior sales executive, Mr. Schodorf's target commission opportunity was higher than the target incentive compensation opportunity of our other named executive officers (other than our CEO) due to the strong link between his job responsibilities and our sales quota achievement. This was consistent with the incentive compensation opportunities for the top sales executives at our peer group companies in the market practice survey data provided by Radford.

We believed this arrangement was appropriate given the aggressive nature of the sales quota and the diligent and focused effort that would be required to exceed the target. The chart below illustrates the correlations between performance as compared to our quota and the impact of varying levels of performance on the percentage of commissions earned. As described above, there was no maximum threshold for Mr. Schodorf's commission opportunity.

Percentage Attainment of Target	Commission Payment Multiple Relative to Target(1)
127%	2.16x
125%	2.12x
123%	2.08x
120%	2.04x
118%	2.00x
112%	1.75x
108%	1.50x
104%	1.25x
100%	1.00x
95%	0.95x
90%	0.90x
85%	0.85x
80%	0.80x

(1) Commissions are calculated by first, assessing the level of attainment of the quota for a performance period (using column 1 data as reference points); next, determining the corresponding payment multiple (using column 2 data as reference points); and then multiplying Mr. Schodorf's target commission opportunity by the payment multiple. For revenue performance falling between two identified amounts, the actual payment multiple was calculated by interpolation of actual percentage attainment.


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Fiscal 2013 Incentive Compensation Decisions

CEO and Messrs. Conte, Stein, and Schroeder. After the mid-point of fiscal 2013, our compensation committee, with input from management, reviewed our financial performance against the revenues target set forth in the individual compensation arrangements with our CEO and Messrs. Conte, Stein, and Schroeder, and determined that we were on track to at least achieve our revenues target for fiscal 2013. Accordingly, our compensation committee approved bonus payments of approximately 0.5x of each named executive officer's fiscal 2013 annual target bonus payments (for Mr. Schroeder pro-rated for the number of days during the year that Mr. Schroeder was employed by us). After the conclusion of fiscal 2013, our compensation committee evaluated our performance against the revenues target set forth in the individual compensation arrangement for our CEO and Messrs. Conte, Stein, and Schroeder. Our compensation committee, with input, as appropriate, from management, concluded that the company had achieved outstanding annual results including revenues of $198.9 million, which represented a 64% increase from our fiscal 2012 revenues achievement and 107% of our fiscal 2013 annual revenues target. In accordance with the payment accelerators under each named executive officer's incentive compensation arrangement, our compensation committee approved an additional bonus payment to each of our CEO and Messrs. Conte, Stein, and Schroeder in an amount that resulted in the total fiscal 2013 bonus payments for each named executive officer equaling 1.698x of his target bonus amount (for Mr. Schroeder pro-rated for the number of days during the year that Mr. Schroeder was employed by us).

Mr. Schodorf. After the mid-point of fiscal 2013, our compensation committee, with input from management, reviewed our financial performance against our annual quota, and determined that we were on track to at least achieve our annual quota target for fiscal 2013. Accordingly, our compensation committee approved commission payments of approximately 0.5x of Mr. Schodorf's fiscal 2013 annual target incentive compensation. After the conclusion of fiscal 2013, our compensation committee and CEO, reviewed our financial performance and achievement against our annual quota, and determined that we achieved approximately 122% of our annual quota. In accordance with the terms and payment accelerators in Mr. Schodorf's incentive compensation arrangement, our compensation committee approved for Mr. Schodorf the payment of additional commission payments resulting in the total fiscal 2013 incentive compensation payments to Mr. Schodorf equaling 2.074x of his target amount.

The chart below summarizes the total amount of incentive compensation payable to our named executive officers for fiscal 2013:

Name	Target Fiscal 2013 Incentive Compensation ($)	Total Fiscal 2013 Incentive Compensation Paid ($)
Godfrey R. Sullivan President, Chief Executive Officer and Chairman	315,000	534,870
David F. Conte Senior Vice President and Chief Financial Officer	137,500	233,475
Leonard R. Stein Senior Vice President, General Counsel and Secretary	125,000	212,250
Thomas E. Schodorf Senior Vice President, Field Operations	275,000	570,487
Guido R. Schroeder Senior Vice President, Products(1)	120,767	205,063

(1) Amount is prorated based on the number of days during fiscal 2013 in which Mr. Schroeder was employed with us.

Long-Term Equity Compensation

We believe that strong, long-term corporate performance is achieved with a corporate culture that encourages a long-term focus by our named executive officers through the use of stock-based awards, the value of which depends on our stock performance. Our equity incentives historically have been granted in the form of stock options to provide our named executive officers with incentives to help align their interests with the interests of our stockholders and to enable them to participate in the long-term appreciation of our stockholder value. Additionally, stock options provided an important retention tool for us to retain our named executive officers, as they are subject to vesting over an extended period of time subject to continued service with us. After becoming a publicly-traded company, in late fiscal 2013, we introduced restricted stock units into our executive compensation program, based on our assessment of the market practice survey data of our peer group provided by Radford showing a prevalence of restricted stock units granted to executive officers in our peer group and our belief that restricted stock units offer a more predictable nature of value delivery to our named executive officers and promote further alignment of the interests of our executive officers with the long-term interests of our stockholders. Additionally, restricted stock units continue to provide an important retention tool for us to retain our sought after named executive officers, as they are subject to vesting over an extended period of time subject to continued service with us. Going forward, we may introduce other forms of equity awards to offer to executive officers, including our named executive officers.

Historically, the size and material terms of the initial stock option grants made to our executive officers, including our named executive officers, were determined after consideration of external market data and our internal assessment of initial equity grants made to comparable executives at similarly situated companies. Following the initial stock option grants, we did not follow an established set of criteria for granting equity awards. Instead, our board of directors and compensation committee have exercised their judgment and discretion, in consultation with our CEO (other than with respect to his own equity grant), and considered the following factors: the role and responsibility of the named executive officer, competitive factors including competition for technology executives, external market data, the amount of equity compensation already held and vested by the named executive officer relative to our then-outstanding equity securities, peer group equity compensation data, and the cash-based compensation received by the named executive officer, to determine its recommendations for equity compensation. After becoming a publicly-traded company through a very successful initial public offering in fiscal 2013, the compensation committee, in consultation with our CEO (other than with respect to his own equity compensation), assesses the equity compensation levels of our named executive officers in determining the type and size of any new equity awards taking into account peer group data provided by Radford, the size and value of long-term equity compensation already held by each executive officer and the vested percentage, the proportion between full value awards (e.g., restricted stock units) and stock options held by each named executive officer, the total target cash compensation opportunity for each named executive officer, individual performance, and retention objectives.


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Fiscal 2013 Equity Grants. In fiscal 2013, our compensation committee recommended, and our board of directors approved, the equity grant listed in the table below to Mr. Schroeder in connection with his commencement of employment. The size of Mr. Schroeder's equity grant was negotiated with our CEO as part of the employment offer letter that he entered into with us, and ultimately approved by our board of directors. In negotiating the size of the equity grant, our CEO considered the market data provided by Radford and recommended option grants that were competitive with industry norms and would offer retention and incentive value to Mr. Schroeder. Mr. Schroeder's option is subject to a four-year vesting schedule with 25% of his award vesting on the one-year anniversary of his employment start date and in equal monthly installments thereafter, subject to his continued service with us. His option was early exercisable in full.

Named Executive Officer	Granted	Option Grants (Number of Shares)
Guido R. Schroeder	April 2012	850,000

In November 2012, our compensation committee, in consultation with Radford, reviewed the equity compensation for our executive officers, including our named executive officers, to assess whether each executive officer was properly incentivized. Radford recommended and our compensation committee determined that for those executive officers that were significantly vested in their long-term equity compensation holdings, the targeted percentile would shift to the upper end of the market range (i.e., 75th to 90th percentile of our peer group) to build in retention value. After considering the equity holdings of each individual named executive officer, our compensation committee believed that benchmarking to the upper end of the targeted percentile was appropriate given that our revenue growth fell within the 90th percentile of the peer group. Accordingly, our compensation committee approved the restricted stock unit grants set forth in the table below, which are scheduled to vest over four years with 25% vesting on December 10, 2013 and quarterly thereafter, subject to the named executive officers' continued service with us. We believed that time-based restricted stock units align the interests of our named executive officers with the long-term interests of our stockholders, and provide incentives to our named executive officers to continue to build and grow the company. At the request of our CEO, we did not make any equity grants to him at that time.

Named Executive Officer	RSU Grants (Number of Shares)
David F. Conte	40,000
Leonard R. Stein	40,000
Thomas E. Schodorf	60,000
Guido R. Schroeder	40,000

Recent Executive Compensation Actions

As more fully described below the tables that follow this compensation discussion and analysis, in March 2013 (at the beginning of our fiscal 2014), our compensation committee increased our named executive officer salaries (except for our CEO) and increased Mr. Conte's target incentive compensation.

In addition, after the end of fiscal 2013, our compensation committee determined that it would be appropriate to make an additional equity grant to our CEO to further our executive retention objective. In March 2013, our compensation committee granted our CEO 120,000 restricted stock units, which will vest over four years with 25% vesting on March 10, 2014 and quarterly thereafter, subject to his continued service with us.

Named Executive Officer	Granted	RSU Grants (Number of Shares)
Godfrey R. Sullivan	March 2013	120,000

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in the same group insurance and employee benefit plans generally available to our other salaried employees in the United States. We provide employee benefits to all eligible employees in the United States, including our named executive officers, which the compensation committee believes are reasonable and consistent with its overall compensation objective to better enable us to attract and retain employees. These benefits include medical, dental and vision insurance, a 401(k) plan, life and disability insurance, flexible spending accounts, an employee stock purchase plan and other plans and programs made available to eligible employees. We have special long-term disability coverage for our executive officers, including our named executive officers, who are eligible for disability coverage until approximately age 66 if they cannot return to their own occupation. At this time, we do not provide any other special plans or programs for our named executive officers. Accordingly, employee benefits and perquisites are reviewed from time to time only to ensure that benefit levels remain competitive for the company as a whole but are not included in the compensation committee's annual determination of a named executive officer's compensation package. Other than as described above, we do not generally offer special or extraordinary perquisites.

Post-Employment Compensation

The offer letters and amendments entered into with our named executive officers provide certain protections in the event of their termination of employment under specified circumstances, including following a change in control of our company. We believe that these protections serve our executive retention objectives by helping our named executive officers maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of our company. The terms of these letters and amendments were determined after review by the compensation committee and our board of directors of our retention goals for each executive and thereafter considered and approved by our board of directors. For a summary of the material terms and conditions of these severance and change in control arrangements, see "Potential Payments Upon Termination or Upon Termination Following a Change in Control."

Stock Trading Practices

We maintain an Insider Trading Policy that, among other things, prohibits our officers, including our named executive officers, directors and employees from engaging in hedging transactions that involve the company's securities, and from trading during quarterly and special blackout periods. Our Insider Trading Policy also requires that all directors and employees with titles of vice president or higher, including our named executive officers, pre-clear with our legal department any proposed open market transactions. Further, we have adopted Rule 10b5-1 Trading Plan Guidelines that permit our directors and certain employees, including our named executive officers, to adopt Rule 10b5-1 trading plans, or 10b5-1 plans. Under our 10b5-1 Trading Plan Guidelines, 10b5-1 plans may only be adopted or modified during an open trading window under our insider trading policy and only when such individual does not otherwise possess material nonpublic information about the company. The first trade under a 10b5-1 plan may not occur until the completion of the next quarterly blackout period following the adoption or modification of the 10b5-1 plan, as applicable.


Proxy

Stock Ownership Guidelines

At this time, we have not adopted stock ownership guidelines with respect to the named executive officers or otherwise, although we may consider doing so in the future. We have established an insider trading policy that prohibits, among other things, short sales, hedging of stock ownership positions, and transactions involving derivative securities relating to our common stock.

Tax and Accounting Treatment of Compensation

Deductibility of Executive Compensation

Generally, Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, disallows a tax deduction to any publicly-held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and to certain other highly compensated officers. Remuneration in excess of $1 million may be deducted if, among other things, it qualifies as "performance-based compensation" within the meaning of the Code.

We have not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our named executive officers. Further, under a certain Section 162(m) exception, certain compensation paid pursuant to a compensation plan in existence before the effective date of our initial public offering will not be subject to the $1 million limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the offering occurs. Our compensation committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of "Parachute" Payments and Deferred Compensation

We did not provide any executive officer, including any named executive officer, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during fiscal 2013, and we have not agreed and are not otherwise obligated to provide any named executive officer with such a "gross-up" or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives "deferred compensation" that does not meet the requirements of Section 409A of the Code.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"), formerly known as SFAS 123(R), for our stock-based awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options and restricted stock awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our named executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that a named executive officer is required to render service in exchange for the option or other award.

We account for equity compensation paid to our employees under the rules of ASC Topic 718, which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

Risk Assessment and Compensation Practices

Our management assesses and discusses with our compensation committee our compensation policies and practices for our employees as they relate to our risk management, and based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future.

Compensation Committee Report

The compensation committee of the board of directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Nicholas G. Sturiale, Chairman
Stephen G. Newberry
Thomas M. Neustaetter

Summary Compensation Table

The following table summarizes the compensation that we paid to or was earned by our CEO, our chief financial officer and each of our three other most highly compensated executive officers during the fiscal year ended January 31, 2013. We refer to these executive officers in this proxy statement as our "named executive officers."

Name and Principal Position	Fiscal Year	Salary ($)	Bonus($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Total ($)
Godfrey R. Sullivan	2013	350,000	—	—	—	534,870	884,870
President, Chief Executive	2012	350,000	—	—	—	661,500	1,011,500
Officer and Chairman	2011	250,000	—	—	—	500,000(2)	750,000
David F. Conte	2013	275,000	—	1,208,000	—	233,475	1,716,475
Senior Vice President and	2012	150,016(3)	—	—	1,647,464	132,904(3)	1,930,384
Chief Financial Officer							
Leonard R. Stein	2013	250,000	—	1,208,000	—	212,250	1,670,250
Senior Vice President,	2012	186,648(3)	—	—	695,144	164,197(3)	1,045,989
General Counsel and							
Secretary							
Thomas E. Schodorf	2013	275,000	—	1,812,000	—	570,487	2,657,487
Senior Vice President,	2012	240,000	—	—	231,365	628,854	1,100,219
Field Operations	2011	240,000	13,333(4)	—	—	740,000(2)	993,333
Guido R. Schroeder	2013	229,583(5)	—	1,208,000	5,727,379	205,063(5)	7,370,025
Senior Vice President,							
Products							


Proxy

(1) The amounts reported in the Stock Awards and Option Awards columns reflect the aggregate grant date fair value of the restricted stock awards and stock options to purchase shares of our common stock granted to our named executive officers during fiscal 2013 as computed in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value recognized by named executive officers. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2013.

(2) For fiscal 2011, represents cash incentive compensation payments paid for performance based on performance against the target corporate and individual performance goals for the performance period of January 1, 2010 through December 31, 2010.

(3) For fiscal 2012, the amounts for Messrs. Conte and Stein are prorated based on the number of days during fiscal 2012 in which such named executive officer was employed with us.

(4) The amount shown is a one time discretionary bonus payment to provide Mr. Schodorf with a bonus for the month of January 2011, which was a transition month, due to our changing our fiscal year end from December 31 to January 31. As a transition month, none of our bonus plans covered the month of January 2011.

(5) For fiscal 2013, the amounts for Mr. Schroeder are prorated based on the number of days during fiscal 2013 in which he was employed with us.

Grants of Plan-Based Awards for Fiscal 2013

The following table presents, for each of the named executive officers, information concerning each grant of a cash or equity award made during fiscal 2013. This information supplements the information about these awards set forth in the Summary Compensation Table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards, Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Option Awards ($)(4)
		(Threshold) ($)	(Target) ($)(1)(2)	(Maximum) ($)				
Godfrey R. Sullivan	—	157,500	315,000	630,000	—	—	—	—
David F. Conte	—	68,750	137,500	275,000	—	—	—	—
	11/30/2012	—	—	—	40,000	—	—	1,208,000
Leonard R. Stein	—	62,500	125,000	250,000	—	—	—	—
	11/30/2012	—	—	—	40,000	—	—	1,208,000
Thomas E. Schodorf	—	220,000	275,000	—	—	—	—	—
	11/30/2012	—	—	—	60,000	—	—	1,812,000
Guido R. Schroeder	—	60,384	120,767	241,534	—	—	—	—
	4/4/2012	—	—	—	—	850,000(5)	9.00	5,727,379
	11/30/2012	—	—	—	40,000	—	—	1,208,000

(1) Amounts in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column relate to target incentive compensation opportunities under each named executive officer's individual compensation arrangement and assumes achievement at target level for both the corporate and individual components. Payments under these plans are subject to a maximum payment limitation based on achievement of 111% of the target corporate performance objective (except for Mr. Schodorf whose plan is not subject to a maximum limitation). Payments under these plans are subject to a minimum limitation based on achieving at least 89% of the target corporate performance objective (for our CEO and Messrs. Conte, Stein, and Schroeder) and 80% of the target performance objective for Mr. Schodorf. The actual amounts paid to our named executive officers are set forth in the "Summary Compensation Table" above and the calculation of the actual amounts paid is discussed more fully in "Executive Compensation—Compensation Discussion and Analysis—Incentive Compensation" above.

(2) Amounts in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column are subject to proration for the number of days during the year that the named executive officer was employed by us.

(3) One-fourth of the RSUs vest on December 10, 2013 and 1/16th vest quarterly thereafter over the next three years.

(4) The amounts reported in this column reflect the aggregate grant date fair value of the restricted stock units and stock options to purchase shares of our common stock granted to our named executive officers during fiscal 2013 as computed in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value recognized by the named executive officers. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2013.

(5) The option is subject to an early exercise provision and is immediately exercisable. One-fourth of the shares subject to the option vest on April 2, 2013 and 1/48th of the shares vest monthly thereafter over the next three years.

Outstanding Equity Awards at Fiscal 2013 Year-End

The following table sets forth information concerning stock option and restricted stock awards as of January 31, 2013 for our named executive officers. The amounts under "Market Value of Shares of Stock or Units That Have Not Vested" were calculated as the product of the closing price of our common stock on the NASDAQ Global Select Market on January 31, 2013, which was $32.96, and the number of shares pursuant to the applicable stock option or restricted stock unit award.

	Option Awards					Stock Awards	
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Godfrey R. Sullivan . . .	09/01/2008	3,027,515(1)	—	$0.57	09/16/2018	—	—
David F. Conte	07/15/2011	641,975(2)(3)	68,026(4)	$2.94	07/14/2021	—	—
	12/15/2011	27,083(2)	72,917	$4.82	12/14/2021	—	—
	12/10/2012	—	—	—	—	40,000(5)	$1,318,400
Leonard R. Stein	04/04/2011	245,072(2)(3)	93,456(6)	$2.14	04/20/2021	—	—
	04/04/2011	40,000(2)(3)	—	$2.14	04/21/2011	—	—
	12/15/2011	13,541(2)	36,459	$4.82	12/14/2021	—	—
	12/10/2012	—	—	—	—	40,000(5)	$1,318,400
Thomas E. Schodorf . . .	10/05/2009	269,429(2)	175,158	$0.62	10/21/2019	—	—
	12/15/2011	27,083(2)	72,917	$4.82	12/14/2021	—	—
	12/10/2012	—	—	—	—	60,000(5)	$1,977,600
Guido R. Schroeder . . .	04/04/2012	850,000(2)(3)	—	$9.00	04/03/2022	—	—
	12/10/2012	—	—	—	—	40,000(5)	$1,318,400

(1) The stock option is fully vested and immediately exercisable.

(2) These stock options vest over four years as follows: 25% of the shares vest one year following the vesting commencement date, with the remaining 75% vesting in equal monthly installments over the next three years.

(3) The stock option is subject to an early exercise provision and is immediately exercisable.

(4) The stock option is subject to an early exercise provision pursuant to which 34,013 shares become exercisable on each of January 1, 2014 and January 1, 2015.

(5) Twenty-five percent of the restricted stock units vest on December 10, 2013, and 1/16th vest quarterly thereafter over the next three years.

(6) The stock option is subject to an early exercise provision pursuant to which 46,728 shares become exercisable on each of January 1, 2014 and January 1, 2015.


Proxy

Option Exercises and Stock Vested at Fiscal 2013 Year-End

The following table sets forth the number of shares acquired and the value realized upon the exercise of stock options and the vesting of restricted stock units during fiscal 2013 by each of the named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(2)
Godfrey R. Sullivan	1,134,808	30,675,460	—	—
David F. Conte	119,931	3,071,854	170,068	4,794,217
Leonard R. Stein	61,472	1,605,034	110,000	1,726,759
Thomas E. Schodorf	22,500	666,528	—	—
Guido R. Schroeder	—	—	—	—

(1) The value realized on exercise is calculated as the difference between the actual sale price of the shares underlying the options exercised and the applicable exercise price of those options.

(2) The value realized on vesting is calculated by multiplying the number of shares of stock by the market value of the underlying shares on each vesting date.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan during fiscal 2013.

Executive Employment Arrangements

The initial terms and conditions of employment for each of our named executive officers are set forth in written executive employment offer letters. With the exception of his offer letter, each of these letters was negotiated on our behalf by our CEO, with the oversight and approval of our board of directors or compensation committee. In January 2012, we entered into revised employment offer letters with Messrs. Sullivan, Conte, Stein, and Schodorf, and in March 2012, we entered into an employment offer letter with Mr. Schroeder. Each of these employment offer letters sets forth the terms and conditions of such executive's employment with us and provides for severance and change in control benefits, as described below under the "Potential Payments Upon Termination or Upon Termination Following a Change in Control" section.

Godfrey R. Sullivan

We entered into an initial employment offer letter, dated August 19, 2008, with Godfrey R. Sullivan, our President, Chief Executive Officer and Chairman, which set forth the initial terms and conditions of his employment with us. These terms and conditions were negotiated between Mr. Sullivan and our board of directors. We subsequently entered into a revised employment offer letter, dated January 11, 2012, with Mr. Sullivan. This letter supersedes the terms of his original employment offer letter and sets forth Mr. Sullivan's annual base salary of $350,000 and his annual target cash bonus of 90% of his base salary. Mr. Sullivan's current base salary is $350,000 and his annual target incentive compensation is 90% of his base salary.

David F. Conte

We entered into an initial employment offer letter, dated June 30, 2011, with David F. Conte, our Senior Vice President and Chief Financial Officer. We subsequently entered into a revised employment offer letter, dated January 11, 2012, with Mr. Conte. This letter supersedes the terms of his original employment offer letter and sets forth Mr. Conte's annual base salary of $275,000 and his annual target incentive compensation of 50% of his base salary. Effective February 1, 2013, the compensation committee increased Mr. Conte's base salary to $315,000 and his annual target incentive compensation to 60% of his base salary.

Leonard R. Stein

We entered into an initial employment offer letter, dated March 28, 2011, with Leonard R. Stein, our Senior Vice President, General Counsel and Secretary, which sets forth the initial terms and conditions of his employment with us. We subsequently entered into a revised employment offer letter, dated January 11, 2012, with Mr. Stein. This letter supersedes the terms of his original employment offer letter and sets forth Mr. Stein's current base salary of $250,000 and his annual target incentive compensation of 50% of his base salary. Effective February 1, 2013, the compensation committee increased Mr. Stein's base salary to $270,000 and retained his annual target incentive compensation at 50% of his base salary.


Proxy

Thomas E. Schodorf

We entered into an initial employment offer letter, dated September 21, 2009, with Thomas E. Schodorf, our Senior Vice President, Field Operations, which sets forth the initial terms and conditions of his employment with us. We subsequently entered into a revised employment offer letter, dated January 9, 2012, with Mr. Schodorf. This letter supersedes the terms of his original employment offer letter and sets forth Mr. Schodorf's annual base salary of $275,000 and his annual target incentive compensation of 100% of his base salary. Effective February 1, 2013, the compensation committee increased Mr. Schodorf's base salary to $310,000 and retained his annual target incentive compensation at 100% of his base salary.

Guido R. Schroeder

We entered into an employment offer letter, dated March 23, 2012, with Guido R. Schroeder, our Senior Vice President, Products, which sets forth the initial terms and conditions of his employment with us. The letter describes Mr. Schroeder's annual base salary of $290,000 and his annual target incentive compensation of 50% of his base salary. Effective February 1, 2013, the compensation committee increased Mr. Schroeder's base salary to $310,000 and retained his annual target incentive compensation at 50% of his base salary.

Potential Payments Upon Termination or Upon Termination Following a Change in Control

We have entered into agreements with each of our named executive officers that may provide for benefits under the circumstances described below if the named executive officer's employment is terminated under certain conditions and enhanced benefits if the termination occurs in connection with a change in control. The material terms of these benefits are set forth below.

If, prior to the three-month period before a change in control or following the 12-month period after a change in control, a named executive officer's employment is terminated without cause, he will be eligible to receive the following benefits if he timely signs a release of claims:

- a lump sum payment equal to six months of his then-current base salary (12 months, in the case of our CEO), plus a pro-rated portion of his annual target bonus for the year of termination;
- payment by us for up to six months of COBRA premiums to continue health insurance coverage for him and his eligible dependents (12 months, in the case of our CEO), or a lump sum payment of $12,000 if paying for COBRA premiums would result in an excise tax to us;

- six months accelerated vesting of his outstanding equity awards (12 months, in the case of our CEO); and
- six-month extension of the post-termination exercise period for his outstanding options.

If, within the period commencing three months before a change in control and ending 12 months after a change in control, his employment is terminated without cause or he resigns for good reason, he will be entitled to the following benefits if he timely signs a release of claims:

- a lump sum payment equal to 12 months of his then-current base salary (18 months, in the case of our CEO), plus a pro-rated portion of his annual target bonus for the year of termination (18 months of annual target bonus for the year of termination, in the case of our CEO);
- payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents (18 months, in the case of our CEO), or a lump sum payment of $24,000 if paying for COBRA premiums would result in an excise tax to us;
- 100% accelerated vesting of his outstanding equity awards; and
- six-month extension of the post-termination exercise period for his outstanding options.

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers. For purposes of this table, a qualifying termination of employment is considered "in connection with a "change in control" if such termination occurs within the period commencing three months before and ending 12 months after a "change in control." Payments and benefits are estimated assuming that the triggering event took place on January 31, 2013. For purposes of valuing accelerated vesting, the values indicated in the table are calculated as the aggregate difference between the fair market value of a share of our common stock underlying the option on January 31, 2013, and the exercise price of the applicable option, multiplied by the number of unvested shares accelerated. There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Named Executive Officer	Termination Without Cause ($)	Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control ($)
Godfrey R. Sullivan		
Severance payment(1)	665,000	997,500
Continued health coverage	18,302	27,453
Accelerated vesting (2)	—	—
Total:	$ 683,302	$ 1,024,953
David F. Conte		
Severance payment(1)	275,000	412,500
Continued health coverage	9,151	18,302
Accelerated vesting	4,104,250	22,132,814
Total:	$4,388,401	$22,563,616
Leonard R. Stein		
Severance payment(1)	250,000	375,000
Continued health coverage	9,151	18,302
Accelerated vesting	2,294,750	11,879,325
Total:	$2,553,901	$12,272,627
Thomas E. Schodorf		
Severance payment(1)	412,500	550,000
Continued health coverage	10,242	20,484
Accelerated vesting	4,128,124	9,694,094
Total:	$4,550,866	$10,264,578
Guido R. Schroeder		
Severance payment(1)	290,000	435,000
Continued health coverage	9,151	18,302
Accelerated vesting	6,364,375	21,684,400
Total:	$6,663,526	$22,137,702



Proxy

(1) This represents the sum of each named executive officer's base salary plus pro-rated target bonus amount, in each case, as was in effect as of January 31, 2013.

(2) Mr. Sullivan did not hold any unvested equity awards or unvested shares as of January 31, 2013.

Equity Compensation Plan Information

The following table provides information as of January 31, 2013 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)(2)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders(1)	21,822,254	4.26	9,500,268
Equity compensation plans not approved by stockholders	—	—	—
Total	21,822,254		9,500,268

(1) Includes the following plans: 2012 Equity Incentive Plan (2012 Plan), 2003 Equity Incentive Plan and 2012 Employee Stock Purchase Plan ("2012 ESPP"). Our 2012 Plan provides that on February 1 of each fiscal year commencing in 2013, the number of shares authorized for issuance under the 2012 Plan is automatically increased by a number equal to the lesser of (i) ten million (10,000,000) shares of common stock, (ii) five percent (5%) of the aggregate number of shares of common stock outstanding on January 31 of the preceding fiscal year, or (iii) such number of shares that may be determined by our board of directors. Our 2012 ESPP provides that on February 1 of each fiscal year commencing in 2013, the number of shares authorized for issuance under the 2012 ESPP is automatically increased by a number equal to the lesser of (i) four million (4,000,000) shares of common stock, (ii) two percent (2%) of the aggregate number of outstanding shares of common stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by determined by our board of directors or any committee designated by the board of directors to administer the 2012 ESPP.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 31, 2013 for:

- each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;
- each of our named executive officers;
- each of our directors; and
- all named executive officers and directors as a group.

The information provided in the table is based on our records, information filed with the SEC, and information provided to us. For our 5% stockholders, to the extent we did not have more recent information, we relied upon such stockholders' most recent most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act as noted below. We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.


Proxy

Applicable percentage ownership is based 102,732,020 shares of common stock outstanding at March 31, 2013. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares of common stock subject to shares held by the person that are currently exercisable or exercisable within 60 days of March 31, 2013. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated in their respective footnote, the address of each beneficial owner listed in the table below is c/o Splunk Inc., 250 Brannan Street, San Francisco, California 94107.

	Number of Shares	Percent of Shares Outstanding
5% Stockholders:		
Jennison Associates LLC(1)	6,926,663	6.7%
Wellington Management Company, LLP(2)	7,132,780	6.9%
Godfrey R. Sullivan(3)	5,297,855	5.0%
Named Executive Officers and Directors:		
Godfrey R. Sullivan(3)	5,297,855	5.0%
David F. Conte(4)	733,860	*
Leonard R. Stein(5)	284,250	*
Thomas E. Schodorf(6)	700,573	*
Guido Schroeder(7)	850,000	*
John G. Connors	150,007	*
David M. Hornik	1,650	*
Thomas M. Neustaetter	115,788	*
Stephen G. Newberry	—	*
Graham V. Smith(8)	140,000	*
Nicholas G. Sturiale(9)	127,818	*
All executive officers and directors as a group (11 persons)(10)	8,401,801	7.8%

* Represents beneficial ownership of less than one percent (1%).

(1) As of December 31, 2012, the reporting date of Jennison Associates LLC's most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 11, 2013, Jennison Associates LLC ("Jennison"), in its capacity as investment adviser to several investment companies, insurance separate accounts and institutional clients ("Managed Portfolios"), was deemed to have sole voting power with respect to 4,018,595 shares and shared dispositive power with respect to 6,926,663 shares. Prudential Financial, Inc. ("Prudential") indirectly owns 100% of the equity interests of Jennison, and as a result, Prudential may be deemed to have the power to exercise or to direct the exercise of the voting and/or dispositive power that Jennison may have with respect to the shares held by the Managed Portfolios. Jennison does not file jointly with Prudential and, as such, shares of our common stock reported on Jennison's Schedule 13G may be included in the shares reported in the Schedule 13G filed by Prudential. The address for Jennison Associates LLC is 466 Lexington Avenue, New York, NY 10017. Prudential also filed a Schedule 13G with the SEC on February 13, 2013, in which it discloses beneficial ownership of 6,915,820 shares of our common stock. The address for Prudential is 751 Broad Street, Newark, New Jersey 07102-3777

(2) As of December 31, 2012, the reporting date of Wellington Management Company, LLP's most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 14, 2013, Wellington Management Company, LLP, in its capacity as investment adviser, was deemed to have shared voting power with respect to 5,033,531 shares and shared dispositive power over 7,132,780 shares. The address of Wellington Management Company, LLP is 280 Congress Street, Boston, MA 02210.

(3) Consists of (i) 53,290 shares held of record by Mr. Sullivan; (ii) 2,256,350 shares held of record by the Godfrey and Suzanne Sullivan Revocable Trust dated December 5, 2000 for which Mr. Sullivan serves as a trustee; (iii) 20,000 shares held of record by Mr. Sullivan as custodian for his elder daughter; (iv) 20,000 shares held of record by Mr. Sullivan as custodian for his younger daughter; (v) 700 shares held directly by his younger daughter for which Mr. Sullivan disclaims beneficial ownership; and (vi) 2,947,515 shares exercisable within 60 days of March 31, 2013, all of which are fully vested.

(4) Consists of (i) 96,469 shares held of record by Mr. Conte; and (ii) 637,391 shares exercisable within 60 days of March 31, 2013, of which 163,749 shares will be fully vested within 60 days of March 31, 2013.

(5) Consists of (i) 1,470 shares held of record by Mr. Stein; and (ii) 282,780 shares exercisable within 60 days of March 31, 2013, of which 112,693 shares will be fully vested within 60 days of March 31, 2013.

(6) Consists of (i) 363,381 shares held of record by Mr. Schodorf; and (ii) 337,192 shares exercisable within 60 days of March 31, 2013, all of which are fully vested.

(7) Consists of 850,000 shares exercisable within 60 days of March 31, 2013, of which 230,208 shares will be fully vested within 60 days of March 31, 2013.

(8) Consists of 140,000 shares held of record by Mr. Smith, of which 81,250 shares are re-purchasable by the company at the original exercise price within 60 days of March 31, 2013.

(9) Consists of (i) 26,113 shares held of record by Mr. Sturiale; (ii) 101,562 shares exercisable within 60 days of March 31, 2013, all of which are fully vested; and (iii) 143 shares held directly by SRB Associates VIII L.P. ("SRBA VIII"). Mr. Sturiale is a general partner of SRBA VIII and disclaims beneficial ownership of the shares held by SRBA VIII except to the extent of his pecuniary interest in the shares.

(10) Includes 5,156,440 shares subject to options exercisable within 60 days of March 31, 2013, of which 945,404shares will be vested within 60 days of March 31, 2013, and 81,250 shares are re-purchasable by the Company at the original exercise price within 60 days of March 31, 2013.


Proxy

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor is there any currently proposed, transactions or series of similar transactions to which we have been or will be a party.

Investors' Rights Agreement

We are party to an investors' rights agreement which provides, among other things, that certain holders of our common stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain current and former executive officers. See "Executive Compensation—Executive Employment Agreements."

We have also entered into indemnification agreements with certain directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Policies and Procedures for Related Party Transactions

The audit committee of our board of directors has the primary responsibility for reviewing and approving or ratifying transactions with related parties.

We have adopted a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee considers the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. Our audit committee has determined that certain transactions do not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party's only relationship is as an employee or beneficial owner of less than 5% of that company's shares, transactions where a related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

Salesforce.com Transactions

Mr. Smith, one of our directors, is an executive officer of salesforce.com. We have entered into commercial dealings with salesforce.com that we consider arms-length on terms that are consistent with similar transactions with our other similarly situated customers. Salesforce.com is our customer, and we are a customer of salesforce.com. We entered into these commercial dealings in the ordinary course of our business following review and approval by our audit committee. Our board of directors determined that Mr. Smith does not and did not have a direct or indirect material interest in any such commercial dealings.

OTHER MATTERS

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based on our review of forms we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that during fiscal 2013, all Section 16(a) filing requirements were satisfied on a timely basis.


Proxy

Fiscal Year 2013 Annual Report and SEC Filings

Our financial statements for the fiscal year ended January 31, 2013 are included in our annual report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. Our annual report and this proxy statement are posted on our website at www.splunk.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Investor Relations, Splunk Inc., 250 Brannan Street, San Francisco, California 94107.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

San Francisco, California
April 26, 2013

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: January 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-35498

SPLUNK INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**86-1106510** (I.R.S. Employer Identification No.)

250 Brannan Street
San Francisco, California 94107
(Address of principal executive offices)
(Zip Code)

(415) 848-8400
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No ☒

The registrant's common stock began trading on The NASDAQ Global Select Market on April 19, 2012. As of July 31, 2012, the aggregate market value of shares of common stock held by non-affiliates of the registrant was $1,249,366,318 based on the number of shares held by non-affiliates as of July 31, 2012 and based on the last reported sale price of the registrant's common stock on July 31, 2012.

The number of shares outstanding of the Registrant's Common Stock as of March 25, 2013 was 102,620,584 shares.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement for the 2013 Annual Stockholders' Meeting are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "project," "seek," "should," "target," "will," "would" and similar expressions or variations intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

- market opportunity;
- our future financial and operating results;
- investment strategy and growth strategy;
- sales and marketing strategy;
- management's plans, beliefs and objectives for future operations;
- economic and industry trends or trend analysis;
- expectations about seasonality;
- revenue mix;
- use of non-GAAP financial measures;
- operating expenses, including changes in research and development, sales and marketing, and general and administrative expenses;
- sufficiency of cash to meet cash needs for at least the next 12 months;
- exposure to interest rate changes;
- inflation;
- anticipated income tax rates; and
- capital expenditures, cash flows and liquidity.

These statements represent the beliefs and assumptions of our management based on information currently available to us. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included under Part I, Item 1A. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this report.

Item 1. Business

Overview

Splunk provides an innovative software platform that enables organizations to gain real-time operational intelligence by harnessing the value of their machine data. Our software collects and indexes data at massive scale, regardless of format or source, and enables users to quickly and easily search, correlate, analyze, monitor and report on this data in real time. We believe our software addresses the risks, challenges and opportunities organizations face with increasingly large and diverse data sets, commonly referred to as big data, and is specifically tailored for machine-generated data.

Machine data is generated by software applications, information technology (IT) infrastructure, electronic devices and systems. The applications, servers, network devices, desktop and laptop computers, mobile devices and various other systems that organizations have deployed to support their operations continuously generate information relating to their status and activities. Machine data can be found in a variety of formats such as application log files, call detail records, clickstream data associated with user website interactions, data files, system configuration files, alerts and tickets. It is generated by both machine-to-machine as well as human-to-machine interactions.

Outside of an organization's traditional IT infrastructure, every processor-based system, including HVAC controllers, smart electrical meters, GPS devices and radio-frequency identification tags, and many consumer-oriented systems, such as mobile devices, automobiles and medical devices that contain embedded electronic devices, are also continuously generating machine data. Machine data can be structured or unstructured and contain a definitive, time-stamped record of various activities, such as transactions, customer and user activities, and security threats. Our software is intended to help users in various roles, including IT, cybersecurity and business professionals, quickly analyze their machine data and realize real-time visibility into and intelligence about their organization's operations. We believe this operational intelligence enables organizations to improve service levels, reduce costs, mitigate security risks, demonstrate and maintain compliance and gain new customer and business insights that enable them to drive better decisions.

The core of our software is a proprietary machine data engine, comprised of collection, indexing, search and data management capabilities. Our software can collect and index hundreds of terabytes of information daily, irrespective of format or source. Our machine data engine uses our proprietary data architecture that enables dynamic schema creation on the fly, enabling users to run queries on data without having to understand the structure of the data prior to collection and indexing. Our machine data fabric for data collection and indexing delivers speed and scalability when processing massive amounts of machine data. Our software leverages improvements in the cost and performance of commodity computing and can be deployed in a wide variety of computing environments, from a single laptop to large globally distributed data centers.

We complement our core product with additional content ("apps" and "add-ons") that can be deployed on top of our core data engine. These apps and add-ons, which are generally available for download via our Splunkbase website, provide incremental functionality in the form of pre-built data inputs, searches, reports, alerts and dashboards. Most of these apps and add-ons have typically been available for free download, but there are also premium apps, developed by Splunk and third party developers in the Splunk community, who charge for content, such as the Splunk App for Enterprise Security and Splunk App for PCI Compliance. We, along with a number of third-party developers and customers, have developed hundreds of apps and add-ons for specific use cases in our core and adjacent markets. Examples of apps and add-ons that we developed and currently offer include Splunk App for Enterprise Security, Splunk App for PCI Compliance, Splunk App for VMware, Splunk App for Microsoft Exchange, Splunk App for Microsoft Active Directory, Splunk DB Connect, Splunk Hadoop Connect and the Splunk App for Hadoop Operations. These apps make it easier and faster for our customers to extend the value of their machine data and the Splunk platform to solve specific use cases. This software content has also enabled Splunk to target new markets and disrupt markets traditionally served by point solutions. Often, as customers use additional apps, this generates expanded usage, licensing and revenues for our core platform.

As part of our strategy to offer an open platform, we provide application programming interfaces (APIs) and software development kits (SDKs) in various programming languages. These enable developers to build apps that run on top of Splunk software and to integrate their Splunk apps and data with other parts of their IT infrastructure. In fiscal 2013 we also released Splunk Storm that provides, on a subscription basis, a subset of our Splunk Enterprise software's capabilities as a cloud-based service and is presently tailored for cloud-based developers and applications running in the cloud.

Our online user communities, Splunkbase and Splunk Answers, provide our customers with an environment to share these apps, collaborate on the use of our software and provide community-based support. We believe this user-driven ecosystem results in greater use of our software and drives cost-effective marketing, increased brand awareness and viral adoption of our product.

Our software is designed to accelerate return-on-investment for our customers. It does not require customization, long deployment cycles or extensive professional services commonly associated with traditional enterprise software applications. Users can simply download and install the software, typically in a matter of hours, to connect to their relevant machine data sources. We also offer support, training and professional services to our customers to assist in the deployment of our software.

Our mission is to make machine data accessible, usable and valuable to everyone in an organization. Splunk's intuitive, browser-based approach to analyzing machine data makes our software easy to use and extend, allowing both technical and non-technical users to, with minimal training, use our products. Our customers leverage our software for various use cases, including infrastructure and operations management, applications management, security and compliance, business and web analytics, and scientific and industrial applications, among many others. Our software helps users derive new insights from machine data that can be used to, among other things, improve service levels, reduce operational costs, mitigate security risks, demonstrate and maintain compliance, and drive better business decisions. The result is a new level of operational visibility enabling more informed business decisions that can provide a competitive advantage for our customers.

As of January 31, 2013, we had over 5,200 Splunk Enterprise customers, including over 60 of the Fortune 100. Our Splunk Enterprise customers pay license fees generally based on their estimated peak daily indexing capacity needs. Our Splunk Storm customers pay a monthly subscription fee based on the amount of data stored. For fiscal 2013, 2012 and 2011, our revenues were $198.9 million, $121.0 million and $66.2 million, respectively, representing year-over-year growth of 64% for fiscal 2013 and 83% for fiscal 2012, and our net loss was $36.7 million, $11.0 million and $3.8 million, respectively.

Our Growth Strategy

Our goal is to make our software the platform for delivering operational intelligence and real-time business insights from machine data. The key elements of our strategy are to:

Extend our technological capabilities. We intend to continue to invest heavily in our product development efforts to deliver additional features, address customer needs and enable solutions that can address new end markets. We will continue to expand into adjacent product and technology areas that enable organizations to further unlock the value of their machine data.

Continue to expand our direct and indirect sales organization, including our channel relationships, to acquire new customers. We will continue to increase investments in our sales and marketing organizations to drive acquisition of new customers across geographies and industries. We will continue to expand our sales operations globally to support new and existing customers in these regions. We will continue to invest in and foster the growth of our channel relationships, particularly outside the United

States where channel partners provide greater sales leverage and play a greater role in the sales process.

Further penetrate our existing customer base. We will continue to cultivate incremental sales from our existing customers by driving increased use of our software within organizations. In particular, we continue to seek to upsell existing customers increased license capacity for additional deployments and new use cases which will drive higher daily indexing needs. We believe our existing customer base serves as a strong source of incremental revenues given the horizontal applicability of our software and the growing machine data volumes our customers face. Our sales teams are responsible for driving renewals of existing contracts as well as increased adoption of our software by existing customers.

Develop additional solutions in adjacent markets as well as products that enable organizations to use our software in different ways. We believe there is a significant opportunity to provide additional solutions that leverage our core machine data engine to help organizations understand and unlock the value of their machine data in specific end markets and use cases. For example, our Splunk App for Enterprise Security enables customers to effectively target enterprise security events. We will continue to invest in both our core machine data engine as well as end-market specific packaged solutions to drive Splunk market penetration, expand our addressable market opportunity and make Splunk a more targeted solution for the machine data problems our customers and prospects encounter.

Grow our user communities and partner ecosystem to increase awareness of our brand, target new use cases, drive operational leverage and deliver more targeted, higher value solutions. We believe our user community has the potential to provide significant operating leverage by delivering apps that extend our software's functionality to new use cases. We will continue to invest in business development initiatives in order to add additional OEM and strategic relationships to enable new sales channels for our software as well as extend our integration with third party products. In addition, once these relationships have been established, we expect that OEM vendors and managed service providers will invest in and create customized application functionality based on our machine data engine.

Become the developer platform for machine data. We intend to continue our investments in SDKs and APIs that help software developers leverage the functionality of our machine data engine. Our SDKs enable developers to build solutions that deeply integrate the functionality of our machine data engine and machine data fabric as well as access the data stored in the data indexes. Through our investments in SDKs and APIs, we intend to promote and extend the capabilities of our platform to customers who wish to build sophisticated applications and interfaces that leverage our software.

Splunk Technology

Key Technologies

We believe our investments in our product and key technologies drive significant competitive differentiation. The key technologies of our software are architected to handle large volumes of machine data at a massive scale with minimal overhead. Our software platform is highly flexible and is able to collect and index large amounts of heterogeneous data formats, from physical, virtual and/or cloud environments.

Schema-on-the-fly. Our software collects and indexes data irrespective of source and format. Rather than requiring that data be input into a pre-defined structure, our software's schema-on-the-fly technology creates structure as it searches the data from a single query, allowing users to ask new and different questions at any time without having to re-architect a schema as would be required in a relational database. Our software builds schema in real time and does not require any user intervention or pre-defined knowledge about the data it is processing. Our software allows different users to run a variety of queries, regardless of changes in format to the data being input into the system.

Machine data fabric. Our software enables users to process machine data no matter the infrastructure topology, from a single machine to a globally distributed, virtualized IT infrastructure. This machine data fabric allows customers to address the complexities of handling massive amounts of real-time, dynamic, heterogeneous machine data. Our APIs enable users to forward data from our software to other parts of their IT network, creating a machine data fabric across the organization irrespective of whether the data is used by our software for analysis and reporting or as a conduit to other systems.

Search processing language. Our software provides a proprietary search language that is specifically designed for working with machine data. Our search language supports basic arithmetic operations to refine searches and conduct calculations with the results of a query in real time. Statistical and reporting commands native to our search language let users perform more robust calculations and analysis. Our software can also learn about the structure of the machine data through the searches users conduct, allowing users to utilize the machine data structure and knowledge garnered by previous Splunk searches.

Features and Functionality

Our software contains the following features and functionality:

- Universally collect, index, store and archive any machine data, from any source. Our software processes machine data in real time from any source, format or location. This includes live data generated by hardware devices and software applications.
- Search and investigate. Our software lets users search real-time and historical machine data simultaneously.
- User-friendly interface. Our software uses a customizable interface that enables users to understand and adopt the product. The interface also provides type-ahead and contextual help to accelerate adoption and usage.
- Knowledge store. Users can store knowledge about events, fields, transactions, patterns, statistics and key-value pairs so others who utilize the Splunk instance can leverage this information.
- Monitor and alert. Users can save searches so they can be run automatically to raise real-time alerts that trigger actions such as sending emails, running scripts, or posting to an RSS feed.
- Report and analyze. Users can create ad hoc reports on real-time and historical data to analyze business and IT data trends.
- Custom dashboards and views. Our software enables users to create custom dashboards that integrate multiple charts and views of real-time data for different users in different roles.
- Platform extensibility. Our software serves as an extensible platform through the use of its APIs and SDKs. The APIs and SDKs enable developers to leverage our machine data engine and its capabilities to build their own applications.
- Role-based access and controls. Splunk incorporates role-based access controls and authentication, integrated with existing enterprise-wide security policies, to help secure the data stored within our indexes as well as control users' activities in our software.


Form 10-K

Splunk Architecture

Splunk's technology contains a number of important components:

Collection. Our software collects machine data from a number of different sources across a distributed environment including servers, network devices, desktop and laptop computers, mobile devices and various other systems that organizations have deployed to support their operations. Our software acts as a recording mechanism, collecting, storing and making available all of the machine data that it receives.

Indexing. Our proprietary indexing technology allows for real-time indexing of any data collected by our software regardless of its source or format and without the use of any specific parsers or data connectors. Our software indexes the data and stores the data in a scalable storage format, which can reside on commodity servers and storage devices. Our software stores both the raw data and the index in an efficient, compressed, flat file format.

Search. Our software enables users to search through the massive amounts of machine data that have been indexed and stored. At its most basic level, the search engine allows users to type and search for keywords or data fields that are of interest. This foundational capability forms the basis for deriving business insights from our dashboards and customized views. Users can leverage our search language and functionality to filter through indexed data and refine search results to obtain more precise information.

Core functions. Our software's core functionality includes alerts, access control, statistics and correlation capabilities. With our software's granular, role-based access, an administrator can control various aspects of a given user's search including the data to which the user has access as well as what portions of the data may be visible in results. Search results and reports can be defined according to a particular user's business function and level of access. Different users can see completely different views on the same data, depending on what is important to them.

SDKs and APIs. Our SDKs allow third-party software developers to build applications on top of our software. Our APIs allow users to access the machine data stored within the Splunk instance as well as access machine data engine functionality from third party software.

Apps. We provide the ability for users to write their own lightweight apps using standard Web technologies, such as HTML and CSS, XML and a variety of SDKs, as well as our query language, to provide incremental functionality targeting a particular use case. The SDKs enable developers to create apps and integrate Splunk into their IT infrastructure, using common programming languages such as Java, Javascript, Python and PHP.

Cloud

Splunk Storm is used by organizations developing applications on cloud platforms, such as Amazon Web Services (AWS), Heroku, Google App Engine and Rackspace. Splunk Storm enables users to diagnose and troubleshoot application problems, gain rapid visibility and insight into cloud-based applications and monitor critical business metrics for more effective operational intelligence.

Splunk Product Deployments

Customers can deploy our software directly on-premises through the purchase of Splunk Enterprise or subscribe to Splunk Storm, our cloud-based service, based on their daily indexing capacity needs.

For Splunk Enterprise (on-site) deployments, our software can be deployed in a variety of environments ranging from a single laptop to a distributed enterprise IT environment handling massive amounts of data. Our customers use Splunk forwarders, indexers, and search heads to create a machine data fabric that allows for the efficient, secure and real-time collection and indexing of machine data regardless of network, data center or IT infrastructure topology. The diagram below shows a representative Splunk deployment topology in a distributed environment making use of our machine data fabric:

Massive Linear Scalability to Hundreds of TBs/Day


splunk
Offload search load to Splunk Search Heads
splunk
splunk
splunk
Auto load-balanced forwarding to as many Splunk Indexers as you need to index terabytes/day

- *Splunk forwarders* perform, in real-time, secure, distributed lossless data collection from tens of thousands of heterogeneous sources and deliver the raw data to the indexer. Forwarders are not always required as customers can use syslogs, scripts or our APIs to send machine data to indexers.
- *Splunk indexers* store the raw data collected and create a data index to enable fast searching.
- *Splunk search heads* deliver the user interface and distribute the search request to the indexers. They coordinate search activities in parallel across multiple indexers, consolidating different components of the results and presenting them to the user.

This distributed machine data processing architecture illustrated above provides near-linear scalability, resulting in the ability to index and search across hundreds of terabytes of data. Our software can operate in a single data center or across multiple data centers both inside and outside an organization, and all from a single user interface. This architecture also allows for flexible deployment of hardware, as commodity hardware can be added as needed.

For Splunk Storm (cloud) deployments, machine data is sent from the customer to Splunk Storm using network streams such as syslog, or Splunk forwarders. The universal forwarder can be used to gather data from a variety of inputs and forward the data to Splunk Storm for cloud-based indexing and searching. Splunk Storm is presently aimed at organizations that develop and run applications in the public cloud.


Form 10-K

Services

While users can easily download, install and deploy our software on their own, certain enterprise customers that have large, highly complex IT environments or deployment requirements may choose to leverage our customer support and professional services organization. Many users leverage the community-based support of Splunkbase and Splunk Answers before engaging with our customer support or services organizations. Some of our certified partners also provide limited, first level support and professional services before a customer reaches out to our internal Splunk customer support and professional services teams.

Maintenance and Customer Support

Our customers typically purchase one year of software maintenance and support as part of their initial purchase of our products, with an option to renew their maintenance agreements. These maintenance agreements provide customers the right to receive unspecified software updates, maintenance releases and patches and access to our technical support services during the term of the agreement.

We maintain a customer support organization that offers multiple service levels for our customers based on their needs. These customers receive guaranteed response times, direct telephonic support and access to online support portals. Our highest levels of support provide 24x7x365 support for critical issues, a designated resource to manage the account and quarterly reviews of the customer's deployments. Our customer support organization has global capabilities, delivering support in multiple languages with deep expertise in both our software as well as complex IT environments and associated third party infrastructure.

Training Services

We offer training services to our customers and channel partners through our education and training organization. We have also implemented a training certification program to ensure an understanding of our products and services.

Professional Services

We provide consulting and implementation services to customers through our professional services team. They are typically utilized by large enterprises looking to deploy our software across their large, disparate and complex IT infrastructure. We generally provide these services at the time of initial installation to help the customer with configuration and implementation. Given our software's ease-of-use, our professional services engagements are typically short in duration and last from a few days to up to several weeks.

Partner and Developer Ecosystem

We have OEM relationships with a select group of partners who integrate our software into their product offerings to provide additional reporting, monitoring and analytic capabilities within their own products. With respect to our OEM relationships, we provide our partners with a limited use license to expose certain data and analytics functionalities in their products, for which they generally pay us a royalty based on units shipped.

We engage with Managed Service Providers, who use Splunk software to offer services based on our software, such as for security, PCI compliance and log management. These services are typically offered on a subscription basis, for which we are paid license fees based on monthly indexing volume.

We have partnered with several leading technology companies to build Splunk apps that allow users to capture data and gain insights into the partner's respective products. Several technology partners offer apps for free via Splunkbase. These apps typically consist of collections of reports, dashboards and data extractions which put our software in context for users of those specific technologies and allow them to easily and quickly understand the performance of their IT systems or correlate this data with other data sources.

We offer a developer license that allows third party developers to build software using Splunk's existing developer framework and we have published information about our APIs to enable developers to build new user interfaces on top of our core engine. We are creating additional SDKs based on various programming languages to make our software more extensible and allow developers to build applications and services on our platform that extend its functionality.

Splunk Community

Our online communities provide us with a rapidly growing network of active users who promote the usage of our software and provide technical support to each other.

Our online communities include Splunkbase, our apps repository, Splunk Answers, our community collaboration site, and Splunk Dev, where developers can download SDKs, access API documentation and see sample code for building software on our core engine. We also maintain active communities on leading social internet platforms, including Facebook and LinkedIn.

Splunkbase. Users and partners contribute and share custom lightweight apps and add-ons that run on our software. Generally, these lightweight apps provide pre-built functionality that addresses specific use cases. Currently, we have hundreds of apps available for download on Splunkbase. We do not receive any revenues from the sale of apps by third party application providers, as most apps posted to Splunkbase are free. Partner apps listed on Splunkbase, which are not free are licensed directly by the third party to the end user.

Splunk Answers. Users ask questions in an online community forum and share best practices about how to build searches, create data visualizations and configure and deploy our software. While our product, support, engineering and professional services teams participate in the Splunk Answers forum, as of January 31, 2013, approximately two-thirds of questions appearing on Splunk Answers were answered by non-Splunk personnel, largely the result of a growing, active user community.

Splunk Dev. In addition to documentation about the Splunk APIs and SDKs, our developer portal contains documentation about best practices for building machine data output into third party software.

We also promote and support offline meetings for our community, including regional user group meetings and an annual user conference.


Form 10-K

Sales and Marketing

Our sales and marketing organizations work together closely to drive market awareness, build a strong sales pipeline, and cultivate customer relationships to drive revenue growth.

Sales

We sell our software through direct field sales, direct inside sales and indirect channel sales. We gather prospects through a broad range of marketing programs and events and through users who download our trial software from our website. Our inside sales team handles lead qualifications as well as smaller transactions, while larger or more complex transactions are handled by our globally distributed direct field sales teams. Our sales engineers help define customer use cases and pre-sales qualification and evaluation.

We maintain a distributor and reseller partner network, or channel, that often co-sells with our field sales organization, especially in EMEA and APAC. Our channel provides us with additional sales leverage by sourcing new prospects, providing technical support to existing customers, upselling for additional use cases and daily indexing capacities and maintenance renewals. This channel expands our geographic sales reach worldwide, particularly in key international markets such as the United Kingdom, Germany, Japan and China. As of January 31, 2013, we had over 350 channel partners worldwide. Historically, the majority of EMEA and APAC sales have been fulfilled through channel partners and we expect this trend to continue for the near term.

In addition to acquiring new customers, our sales teams are responsible for driving renewals of existing contracts as well as increased adoption of our software by existing customers. To accomplish this, our field and inside sales teams work closely with our customers to drive expanded licenses through higher capacity or upgrades and additional use cases within existing customers. Our field sales teams are organized geographically across the Americas, EMEA and APAC. We intend to invest in our international sales organization to drive greater market penetration in EMEA and APAC. We also have a dedicated sales team focused on government customers, which covers United States federal, state and local government entities. For fiscal 2013, 2012 and 2011, our revenues from our international operations represented 22%, 24% and 21% of total revenues, respectively. For additional information regarding our sales by geographic location, see Note 9 to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

Marketing

We focus our marketing efforts on increasing Splunk's brand and product awareness, driving viral adoption, communicating product advantages and business benefits and generating leads for our sales force and channel partners. We market our software as a targeted solution for specific use cases and as an enterprise solution for machine data. We engage with existing customers to provide community-based education and awareness and to promote expanded use of our software within these customers. We host Splunk Live! events across our sales regions to engage with both existing customers and new prospects as well as drive product training. We host an annual worldwide user and partner conference (.conf) as another way to support the Splunk community to foster collaboration and help our customers drive further business results from our software.

Research and Development

We invest substantial resources in research and development to enhance our software, develop new end market specific solutions and apps, conduct software and quality assurance testing and improve our core technology. Our technical staff monitors and tests our software on a regular basis, and we maintain a regular release process to refine, update, and enhance our existing products.

Research and development expense totaled $41.9 million, $23.6 million and $14.0 million for fiscal 2013, 2012 and 2011, respectively.

Intellectual Property

We rely on patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our technology. The nature and extent of legal protection of our intellectual property rights depends on, among other things, its type and the jurisdiction in which it arises. We believe that our intellectual property rights are valuable and important to our business.

We retain ownership of software we develop. All software is licensed to users and primarily provided in object code pursuant to either shrink-wrap, embedded or on-line licenses, or signed license agreements. These agreements generally contain restrictions on duplication, disclosure and transfer. We are currently unable to measure the full extent of unauthorized use, or piracy, of our software. We believe, however, that software piracy is and can be expected to be a persistent problem that negatively impacts our revenue and financial results.

Nonetheless, our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. In addition, the laws of various foreign countries where our products are distributed do not protect our intellectual property rights to the same extent as United States laws. See Item 1A, "Risk Factors," for further discussion of risks related to intellectual property.

Customers

Our customer base has grown from approximately 450 customers at the end of fiscal 2008 to over 5,200 Splunk Enterprise customers in more than 90 countries, including over 60 of the Fortune 100, as of January 31, 2013. Our customer count consists of organizations that have purchased our software; we exclude users of our trial software and Splunk Storm from our customer count. We provide products and services to customers of varying sizes, including enterprises, educational institutions and government agencies. At January 31, 2013, one customer represented greater than 10% of total accounts receivable. No individual customer represented more than 10% of our revenues in fiscal 2013, 2012 or 2011. Our current customer base spans numerous industry verticals, including cloud and online services; education; financial services; government; healthcare/pharmaceuticals; industrials/manufacturing; media/entertainment; retail/ecommerce; technology and telecommunications.

Backlog

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality, Cyclicality and Quarterly Trends" for information regarding our backlog.

Competition

We compete against a variety of large software vendors and smaller specialized companies, open source initiatives and custom development efforts, which provide solutions in the specific markets we address. Our principal competitors include:

- IT departments of potential customers which have undertaken custom software development efforts to analyze and manage their machine data;
- security, systems management and other IT vendors, including BMC Software, CA, Compuware, HP, IBM, Intel, Microsoft, Quest Software, TIBCO and VMware;
- web analytics vendors, including Adobe Systems, Google, IBM and Webtrends;
- business intelligence vendors, including EMC, IBM, Oracle and SAP;
- companies targeting the big data market by commercializing open source software, such as the various Hadoop distributions and NoSQL data stores; and
- small specialized vendors, which provide complementary solutions in enterprise data analytics, data warehousing and big data technologies that may compete with our software.

The principal competitive factors in our markets are product features, performance and support, product scalability and flexibility, ease of deployment and use, total cost of ownership and time to value. We believe that we generally compete favorably on the basis of the foregoing factors. Our software contains a rich feature set starting with its powerful, intuitive search-engine interface and continuing with its ability to provide results to customized user queries in real time. We offer a broad range of support options, and our customers consistently provide us with high ratings for our support. Our software has the capability to collect and index data at massive scale and enables users to quickly and easily define customized searches and to correlate, analyze, monitor and report on their data. In addition, our software does not require long, costly deployment cycles typically associated with enterprise software. The ability to rapidly capture and analyze massive amounts of data results in a broad set of use cases for our software and enables our software to displace traditional enterprise software and discrete solutions providing IT operations management, security and compliance, and business intelligence. While we believe that our software provides a broad variety of use cases at a low total cost of ownership, we price our software licenses based upon estimated daily indexing capacity. Our pricing method may ultimately result in a higher total cost to users as data volumes increase over time, making it more difficult for us to compete in our markets.

Some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business user recognition, larger intellectual property portfolios and broader global distribution and presence. In addition, our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may focus on operational intelligence and could directly compete with us. Smaller companies could also launch new products and services that we do not offer and that could gain market acceptance quickly.

Employees

As of January 31, 2013, our total headcount was 736 employees. None of our United States employees is represented by a labor union with respect to his or her employment with us. Employees in certain European countries have the benefits of collective bargaining arrangements at the national level. We have not experienced any work stoppages.

Corporate Information

Our principal executive offices are located at 250 Brannan Street, San Francisco, California 94107, and our telephone number is (415) 848-8400. We were incorporated in California in October 2003 and were reincorporated in Delaware in May 2006.

Our web site is located at www.splunk.com, and our investor relations web site is located at http://investors.splunk.com. The information posted on our website is not incorporated into this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our investor relations web site as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You may also access all of our public filings through the SEC's website at www.sec.gov. Further, a copy of this Annual Report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations web site. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, as part of our investor relations web site. The contents of these web sites are not intended to be incorporated by reference into this report or in any other report or document we file.

Item 1A. Risk Factors

Our operations and financial results are subject to various risks and uncertainties including those described below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks or others not specified below materialize, our business, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline.

The market for our software licenses is new and unproven and may not grow.

We believe our future success will depend in large part on the growth, if any, in the market for software that provides operational intelligence, particularly software designed to collect and index machine data. We market our software as a targeted solution for specific use cases and as an enterprise solution for machine data. In order to grow our business, we intend to expand the functionality of our product to increase its acceptance and use by the broader market. It is difficult to predict customer adoption and renewal rates, customer demand for our software licenses, the size and growth rate of this market, the entry of competitive products or the success of existing competitive products. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with such software licenses. If the market for our software licenses does not achieve widespread adoption or there is a reduction in demand for software in our market caused by a lack of customer acceptance, technological challenges, lack of accessible machine data, competing technologies and products, decreases in corporate or information technology spending, weakening economic conditions, or otherwise, it could result in reduced customer orders, early terminations, reduced renewal rates or decreased revenues, any of which would adversely affect our business operations and financial results. We believe that these are inherent risks and difficulties in this new and unproven market.

We have a short operating history, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a short operating history, which limits our ability to forecast our future operating results and subjects us to a number of uncertainties, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in developing industries. If our assumptions regarding these uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer. Moreover, although we have experienced rapid growth historically, we may not continue to grow as rapidly in the future. Any success that we may experience in the future will depend in large part on our ability to, among other things:

- maintain and expand our customer base and the ways in which our customers use our software;
- increase revenues from existing customers through increased or broader use of our software within their organizations;
- improve the performance and capabilities of our software through research and development;
- continue to develop and expand adoption of our cloud-based service, Splunk Storm;
- successfully expand our business domestically and internationally;
- successfully compete with other companies, open source initiatives and custom development efforts that are currently in, or may in the future enter, the markets for our software;

- continue to invest in our application development platform to foster an ecosystem of developers and users to expand the use cases of our software;
- generate leads and convert users of the trial version of our software to paying customers;
- prevent users from circumventing the terms of their software licenses;
- maintain and enhance our website infrastructure to minimize interruptions or slower than expected download times when accessing our software from our website;
- process, store and use our customers' data in compliance with applicable governmental regulations and other legal obligations related to data privacy; and
- hire, integrate and retain world class professional and technical talent.

If we fail to address the risks and difficulties we face, including those described elsewhere in this "Risk Factors" section, our business will be adversely affected and our business operations and financial results will suffer.

Our future operating results may fluctuate significantly, and our recent operating results may not be a good indication of our future performance.

Our revenues and operating results could vary significantly from period to period as a result of various factors, many of which are outside of our control. For example, we typically enter into perpetual license agreements, whereby we generally recognize the license fee portion of the arrangement upfront, assuming all revenue recognition criteria are satisfied. Our customers also have the choice of entering into term licenses for our software, whereby the license fee is recognized ratably over the license term. At the beginning of each quarter, we do not know the ratio between perpetual licenses and term licenses that we will enter into during the quarter. As a result, our operating results could be significantly impacted by unexpected shifts in the ratio between perpetual licenses and term licenses. In addition, the size of our licenses varies greatly, and a single, large perpetual license in a given period could distort our operating results. The timing and size of large transactions are often hard to predict in any particular period. For example, we completed a transaction during the quarter ended January 31, 2013 that exceeded $20 million, the largest in our history. Comparing our revenues and operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

We may not be able to accurately predict our future revenues or results of operations. In particular, since the beginning of fiscal 2011, more than half of the revenues we recognize each quarter has been attributable to sales made in that same quarter with the balance of the revenues being attributable to sales made in prior quarters in which the related revenues were not recognized upfront. As a result, our ability to forecast revenues on a quarterly or longer term basis is extremely limited. We base our current and future expense levels on our operating plans and sales forecasts, and our operating costs are expected to be relatively fixed in the short-term. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect our financial results for that quarter.

In addition to other risk factors described elsewhere in this "Risk Factors" section, factors that may cause our financial results to fluctuate from quarter to quarter include:

- the timing of our sales during the quarter, particularly because a large portion of our sales occur toward the end of the quarter, or the loss or delay of a few large contracts;
- the mix of revenues attributable to larger transactions as opposed to smaller transactions and the impact that a change in mix may have on the overall average selling price of our software;

- the mix of revenues attributable to perpetual and term licenses, maintenance and professional services and training, which may impact our gross margins and operating income;
- the renewal and usage rates of our customers;
- changes in the competitive dynamics of our market;
- changes in customers' budgets and in the timing of their purchasing decisions;
- customers delaying purchasing decisions in anticipation of new software or software enhancements by us or our competitors;
- customer acceptance of and willingness to pay for new versions of our software or new solutions for specific product and end markets;
- our ability to control costs, including our operating expenses;
- the timing of satisfying revenue recognition criteria;
- our ability to qualify and compete for government contracts;
- the collectability of receivables from customers and resellers, which may be hindered or delayed if these customers or resellers experience financial distress; and
- general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate.

Many of these factors are outside our control, and the variability and unpredictability of such factors could result in our failing to meet or exceed our financial expectations for a given period. We believe that quarter-to-quarter comparisons of our revenues, operating results and cash flows may not necessarily be indicative of our future performance.

If we fail to effectively manage our growth, our business and operating results could be adversely affected.

Although our business has experienced significant growth, we cannot provide any assurance that our business will continue to grow at the same rate or at all. We have experienced and may continue to experience rapid growth in our headcount and operations, which has placed and will continue to place significant demands on our management and our operational and financial infrastructure. As of January 31, 2013, approximately 40% of our employees had been with us for less than one year. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, while maintaining the effectiveness of our business execution and the beneficial aspects of our corporate culture. In particular, we intend to continue to make directed and substantial investments to expand our research and development, sales and marketing, and general and administrative organizations, as well as our international operations.


Form 10-K

To effectively manage growth, we must continue to improve our operational, financial and management controls, and our reporting systems and procedures by, among other things:

- improving our key business applications, processes and IT infrastructure to support our business needs;
- enhancing information and communication systems to ensure that our employees and offices around the world are well-coordinated and can effectively communicate with each other and our growing base of customers;
- enhancing our internal controls to ensure timely and accurate reporting of all of our operations and financial results; and
- appropriately documenting our IT systems and our business processes.

These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to implement these improvements effectively, our ability to manage our expected growth, ensure uninterrupted operation of key business systems and comply with the rules and regulations that are applicable to public reporting companies will be impaired. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our software could suffer, which could negatively affect our brand, financial results and overall business.

We have a history of losses, and we may not be profitable in the future.

We have incurred net losses in each year since our inception, including net losses of $36.7 million, $11.0 million and $3.8 million in the fiscal years ended January 31, 2013, 2012 and 2011 respectively. As a result, we had an accumulated deficit of $90.7 million at January 31, 2013. Because the market for our software is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future operating results. We expect our operating expenses to increase over the next several years as we hire additional personnel, particularly in sales and marketing, expand and improve the effectiveness of our distribution channels, and continue to develop features and applications, or apps, for our software. In addition, as we grow as a newly public company, we have and will continue to incur additional significant legal, accounting and other expenses that we did not incur as a private company. If our revenues do not increase to offset these increases in our operating expenses, we may not be profitable in future periods. Our historical revenue growth has been inconsistent and should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or our revenues could decline for a number of reasons, including slowing demand for our software licenses, increasing competition, a decrease in the growth of our overall market, or our failure, for any reason, to continue to capitalize on growth opportunities. Any failure by us to achieve, sustain or increase profitability on a consistent basis, could cause the value of our common stock to decline.

Because we derive substantially all of our revenues and cash flows from sales of licenses of one software product, failure of this product to satisfy customer demands or to achieve increased market acceptance would adversely affect our business, results of operations, financial condition and growth prospects.

We derive and expect to continue to derive substantially all of our revenues and cash flows from sales of licenses of our Splunk Enterprise product. As such, the market acceptance of our software is critical to our continued success. Demand for licenses to our software is affected by a number of factors beyond our control, including continued market acceptance of our software by referenceable accounts for existing and new use cases, the timing of development and release of new products by our competitors, technological change, and growth or contraction in our market. In addition, users of software that provides operational intelligence may seek a cloud-based service and until August 2012, we did not offer a cloud-based service on a commercial basis and which currently represents a de minimis percentage of our overall revenue. We expect the proliferation of machine data to lead to an increase in the data analysis demands of our customers, and our software may not be able to scale and perform to meet those demands. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our software, our business operations, financial results and growth prospects will be materially and adversely affected.

We face intense competition in our markets, and we may be unable to compete effectively for sales opportunities.

Although our product targets the new and emerging market for software that provides operational intelligence, we compete against a variety of large software vendors and smaller specialized companies, open source initiatives and custom development efforts, which provide solutions in the specific markets we address. Our principal competitors include:

- IT departments of potential customers which have undertaken custom software development efforts to analyze and manage their machine data;
- security, systems management and other IT vendors, including BMC Software, CA, Compuware, HP, IBM, Intel, Microsoft, Quest Software, TIBCO and VMware;
- web analytics vendors, including Adobe Systems, Google, IBM and Webtrends;
- business intelligence vendors, including EMC, IBM, Oracle and SAP;
- companies targeting the big data market by commercializing open source software, such as the various Hadoop distributions and NoSQL data stores; and
- small specialized vendors, which provide complementary solutions in enterprise data analytics, data warehousing and big data technologies that may compete with our software.

The principal competitive factors in our markets include product features, performance and support, product scalability and flexibility, ease of deployment and use, total cost of ownership and time to value. Some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business user recognition, larger intellectual property portfolios and broader global distribution and presence. Further, competitors may be able to offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling their software products with their other product offerings. In addition, our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may focus on operational intelligence and could directly compete with us. For example, companies may commercialize open source software, such as Hadoop, in a manner that competes with our product or causes potential customers to believe that such product and our software perform the same function. If companies move a greater proportion of their data and computational needs to the cloud, new competitors may emerge which offer services comparable to ours or that are better suited for cloud-based data, and the demand for our product may decrease. Smaller companies could also launch new products and services that we do not offer and that could gain market acceptance quickly.


Form 10-K

In recent years, there have been significant acquisitions and consolidation by and among our actual and potential competitors. We anticipate this trend of consolidation will continue, which will present heightened competitive challenges to our business. In particular, consolidation in our industry increases the likelihood of our competitors offering bundled or integrated products, and we believe that it may increase the competitive pressures we face with respect to our software. If we are unable to differentiate our product from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see decreased demand for those solutions, which would adversely affect our business operations, financial results and growth prospects. Further, it is possible that continued industry consolidation may impact customers' perceptions of the viability of smaller or even medium-sized software firms and consequently their willingness to use software solutions from such firms. Similarly, if customers seek to concentrate their software license purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage regardless of the performance and features of our software. We believe that in order to remain competitive at the large enterprise level, we will need to develop and expand relationships with resellers and large system integrators that provide a broad range of products and services. If we are unable to compete effectively, our business operations and financial results could be materially and adversely affected.

If customers do not expand their use of our software beyond the current predominant use cases, our ability to grow our business and operating results may be adversely affected.

Most of our customers currently use our software to support application management, IT operations, security and compliance functions. Our ability to grow our business depends in part on our ability to persuade current and future customers to expand their use of our software to additional use cases, such as facilities management, supply chain management, business analytics and customer usage analytics. If we fail to achieve market acceptance of our software for these applications, or if a competitor establishes a more widely adopted solution for these applications, our ability to grow our business and financial results will be adversely affected. In addition, as the amount of data indexed by our software for a given customer grows, that customer must agree to higher license fees for our software or limit the amount of data indexed in order to stay within the limits of its existing license. If their fees grow significantly, customers may react adversely to this pricing model, particularly if they perceive that the value of our software has become eclipsed by such fees or otherwise. If customers react adversely to our pricing model, our ability to grow our business and operating results could be adversely affected.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers and our business will be adversely affected.

We continue to be substantially dependent on our sales force to obtain new customers and to drive additional use cases among our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow rapidly, a large percentage of our sales force is new to the company and our product. Our growth creates additional challenges and risks with respect to attracting, integrating and retaining qualified employees, particularly sales personnel. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be adversely affected.

Our sales cycle is long and unpredictable, particularly with respect to large customers, and our sales efforts require considerable time and expense.

Our operating results may fluctuate, in part, because of the resource intensive nature of our sales efforts, the length and variability of the sales cycle of our software licensing offerings and the short-term difficulty in adjusting our operating expenses. Our operating results depend in part on sales to large customers and conversions of users that have downloaded the trial version of our software into paying customers. The length of our sales cycle, from initial evaluation to delivery of and payment for the software license, varies substantially from customer to customer. In addition, the introduction of Splunk Storm, our cloud-based service, has generated interest from our customers who are also considering purchasing and deploying Splunk Enterprise, our on-premise solution. In some cases, our customers wish to consider both products, potentially further slowing our sales cycle. Our sales cycle can extend to more than a year for certain customers, particularly large customers. It is difficult to predict exactly when, or even if, we will make a sale with a potential customer or if a user that has downloaded the trial version of our software will upgrade to the paid version of our software license. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a quarter could impact our operating results for that quarter and any future quarters for which revenue from that transaction is delayed. As a result of these factors, it is difficult for us to forecast our revenues accurately in any quarter. Because a substantial portion of our expenses are relatively fixed in the short-term, our operating results will suffer if revenues fall below our expectations in a particular quarter, which could cause the price of our common stock to decline.

Our business and growth depend substantially on customers renewing their maintenance agreements with us. Any decline in our customer renewals could adversely affect our future operating results.

While most of our software is sold under perpetual license agreements, all of our maintenance and support agreements are sold on a term basis. In addition, we also enter into term license agreements for our software. In order for us to improve our operating results, it is important that our existing customers renew their term licenses, if applicable, and maintenance and support agreements when the initial contract term expires. Our customers have no obligation to renew their term licenses or maintenance and support contracts with us after the initial terms have expired. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our software, our pricing, the effects of economic conditions, competitive offerings or alterations or reductions in our customers' spending levels. If our customers do not renew their agreements with us or renew on terms less favorable to us, our revenues may decline.

Incorrect or improper implementation or use of our software could result in customer dissatisfaction and negatively affect our business, operations, financial results and growth prospects.

Our software is deployed in a wide variety of technology environments. Increasingly, our software has been deployed in large scale, complex technology environments, and we believe our future success will depend on our ability to increase sales of our software licenses for use in such deployments. We often must assist our customers in achieving successful implementations for large, complex deployments. If we or our customers are unable to implement our software successfully, or are unable to do so in a timely manner, customer perceptions of our company may be impaired, our reputation and brand may suffer, and customers may choose not to increase their use of our software. In addition, our software imposes server load and index storage requirements for implementation. If our customers do not have the server load capacity or the storage capacity required, they may not be able to effectively implement and use our software and, therefore, may not choose to increase their use of our software.

Our customers and third-party partners may need training in the proper use of and the variety of benefits that can be derived from our software to maximize its potential. If our software is not implemented or used correctly or as intended, inadequate performance may result. Because our customers rely on our software and maintenance support to manage a wide range of operations, the incorrect or improper implementation or use of our software, our failure to train customers on how to efficiently and effectively use our software, or our failure to provide maintenance services to our customers, may result in negative publicity or legal claims against us. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our software and services.

Our international sales and operations subject us to additional risks that can adversely affect our business operations and financial results.

During the fiscal year ended January 31, 2013, we derived approximately 22% of our revenues from customers outside the United States and we are continuing to expand our international operations as part of our growth strategy. We currently have sales personnel and sales and support operations in the United States and certain countries across Europe and Asia. However, our sales organization outside the United States is substantially smaller than our sales organization in the United States, and we rely heavily on resellers for non-United States sales. Our ability to convince customers to expand their use of our software or renew their maintenance agreements with us is directly correlated to our direct engagement with the customer. To the extent we are unable to engage with non-U.S. customers effectively with our limited sales force capacity or our indirect sales model, we may be unable to grow sales to existing customers to the same degree we have experienced in the United States.

Our international operations subject us to a variety of risks and challenges, including:

- increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;
- reliance on channel partners;
- longer payment cycles and difficulties in collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;
- increased financial accounting and reporting burdens and complexities;
- general economic conditions in each country or region;
- economic uncertainty around the world, including recent sovereign debt issues in Europe;
- compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;
- compliance with United States laws and regulations for foreign operations, including the Foreign Corrupt Practices Act, the U.K. Bribery Act, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our software in certain foreign markets, and the risks and costs of non-compliance;
- heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of financial statements and irregularities in financial statements;
- fluctuations in currency exchange rates and related effect on our operating results;
- difficulties in repatriating or transferring funds from or converting currencies in certain countries;
- the need for localized software and licensing programs;
- reduced protection for intellectual property rights in some countries and practical difficulties of enforcing intellectual property and contract rights abroad; and
- compliance with the laws of numerous foreign taxing jurisdictions and overlapping of different tax regimes.

Any of these risks could adversely affect our international operations, reduce our international revenues or increase our operating costs, adversely affecting our business operations, financial results and growth prospects.

In addition, compliance with laws and regulations applicable to our international operations increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in foreign government requirements and laws as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or United States regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, channel partners and agents will comply with these laws and policies.

Violations of laws or key control policies by our employees, contractors, channel partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties, or the prohibition of the importation or exportation of our software and services and could have a material adverse effect on our business operations and financial results.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our products are subject to United States export controls, and we incorporate encryption technology into certain of our products. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations, including the filing of an encryption registration. We shipped our encryption products prior to obtaining the required export authorizations. Accordingly, we have not fully complied with applicable encryption controls in the Export Administration Regulations. We have taken a number of actions to prevent such violations from recurring and continue to review and make enhancements to our export compliance procedures that are designed to further strengthen compliance with the laws.

Furthermore, our products are subject to United States export controls that prohibit the shipment of certain products and services without the required export authorizations or export to countries, governments, and persons targeted by United States sanctions. While we have taken precautions to prevent our products and services from being exported in violation of these laws, in certain instances we shipped our encryption products prior to obtaining the required export authorizations and certain of our products that are available at no cost have been downloaded by persons in countries that are the subject of United States embargoes. These exports were likely made in violation of United States export control and sanction laws. As a result, in March 2012, we filed Final Voluntary Self Disclosures with the United States Department of Commerce's Bureau of Industry and Security ("BIS"), and the United States Department of Treasury's Office of Foreign Assets Control ("OFAC"), concerning these potential violations. On July 3, 2012, OFAC notified us that it had completed its review of these matters and closed its review with the issuance of a Cautionary Letter, and on November 15, 2012, BIS notified us that it had completed its review of these matters and closed its review with the issuance of a Warning Letter. No monetary penalties were assessed against the Company by either OFAC or BIS.

Based upon our internal review, we believe that we have not had any paying customers in countries sanctioned by the United States Government, and have instituted procedures, including IP blocking, that are intended to prevent any downloads from being made into sanctioned countries in the future. In addition, we had not been screening our customers against the United States Government lists of prohibited persons, including the Treasury Department's List of Specially Designated Nationals and the Commerce Department's List of Denied Persons. Based upon our internal review, we believe that we do not have any paying or non-paying customers on any United States Government lists of prohibited persons. We have instituted a process for screening all paying and non-paying customers against United States Government lists of prohibited persons going forward.


Form 10-K

In the future, if we are found to be in violation of United States sanctions or export control laws, it could result in fines or penalties for us and for individuals, including civil penalties of up to $250,000 or twice the value of the transaction, whichever is greater, per violation, and in the event of conviction for a criminal violation, fines of up to $1 million and possible incarceration for responsible employees and managers for willful and knowing violations.

We also note that if our channel partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences including government investigations and penalties. We presently incorporate export control compliance requirements in our channel partner agreements. Complying with export control and sanctions regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

In addition, various countries regulate the import of certain encryption technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to implement our products in those countries. Changes in our products or future changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products globally or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business operations and financial results.

If we are unable to maintain successful relationships with our channel partners, our business operations, financial results and growth prospects could be adversely affected.

In addition to our direct sales force, we use strategic indirect channel partners, such as distribution partners and resellers, to license and support our software. We derive a substantial portion of our revenues from sales of our software through our channel network, particularly in the Europe, Middle East and Africa, or EMEA, and Asia Pacific, or APAC, regions and for sales to government agencies. We expect that sales through channel partners will continue to grow as a portion of our revenues for the foreseeable future.

Our agreements with our channel partners are generally non-exclusive, meaning our channel partners may offer customers the products of several different companies, including products that compete with ours. If our channel partners do not effectively market and sell our software, choose to use greater efforts to market and sell their own products or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our software may be adversely affected. Our channel partners may cease marketing our software with limited or no notice and with little or no penalty. The loss of a substantial number of our channel partners, our possible inability to replace them, or the failure to recruit additional channel partners could materially and adversely affect our results of operations. In addition, sales by channel partners are more likely than direct sales to involve collectability concerns, in particular sales by our channel partners in developing markets, and accordingly, variations in the mix between revenues attributable to sales by channel partners and revenues attributable to direct sales may result in fluctuations in our operating results.

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our channel partners, and to help our channel partners enhance their ability to independently sell and deploy our software. If we are unable to maintain our relationships with these channel partners, or otherwise develop and expand our indirect distribution channel, our business, results of operations, financial condition or cash flows could be adversely affected.

We employ a unique pricing model, which subjects us to various pricing and licensing challenges that could make it difficult for us to derive value from our customers.

We generally charge our customers for their use of our Splunk Enterprise software based on their estimated peak daily indexing capacity. Our pricing method may ultimately result in a higher total cost to users as data volumes increase over time, making it more difficult for us to compete in our markets. As the amount of machine data within our customers' organizations grows, we may face downward pressure from our customers regarding our pricing, which could adversely affect our revenues and operating margins. In addition, our unique pricing model may allow competitors with different pricing models to attract customers unfamiliar or uncomfortable with our pricing model, which would cause us to lose business or modify our pricing model, both of which could adversely affect our revenues and operating margins. Furthermore, while our software can measure and limit customer usage, such limitations may be improperly circumvented or otherwise bypassed by certain users. Similarly, we provide our customers with an encrypted key for enabling their use of our software. There is no guaranty that users of our software will abide by the terms of these encrypted keys. If this occurs, we may not be able to capture the full value for the use of our software. Our enterprise license is meant for our customers' internal use only. If our internal use customers improperly make our software available to their customers, for example, through a cloud or managed service offering, it may cannibalize our end user sales or commoditize our software in the market. Additionally, if a customer that has received a volume discount from us offers our software to its end customers, we may experience price erosion and be unable to capture the appropriate value from those end customers.

Our license agreements generally provide that we can audit our customers' use of our software to ensure compliance with the terms of our license agreement. However, a customer may resist or refuse to allow us to audit their usage, in which case we may have to pursue legal recourse to enforce our rights under the license agreement, which would require us to spend money, distract management and potentially adversely affect our relationship with our customers and users.

Interruptions or performance problems associated with our technology and infrastructure, and our reliance on SaaS technologies from third parties, may adversely affect our business operations and financial results.

Our continued growth depends in part on the ability of our existing and potential customers to access our website and download our software or encrypted access keys for our software within an acceptable amount of time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our website simultaneously and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these website performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our website performance, especially during peak usage times and as our software becomes more complex and our user traffic increases. If our website is unavailable or if our users are unable to download our software or encrypted access keys within a reasonable amount of time or at all, our business would be negatively affected. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features and apps for our software. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.


Form 10-K

In addition, we rely heavily on hosted, Software-as-a-Service, or SaaS, technologies from third parties in order to operate critical functions of our business, including enterprise resource planning services from NetSuite and customer relationship management services from salesforce.com. Further, our cloud-based service, Splunk Storm, is hosted exclusively by third parties. If any of these services become unavailable due to extended outages, interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted and our processes for managing sales of our software and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business.

Our systems are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks and similar events. Our United States corporate offices and certain of the facilities we lease to house our computer and telecommunications equipment are located in the San Francisco Bay Area, a region known for seismic activity. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in interruptions, performance problems or failure of our infrastructure.

One of our marketing strategies is to offer a trial version of our software, and we may not be able to realize the benefits of this strategy.

We offer a trial version license of our software to users free of charge as part of our overall strategy of developing the market for software that provides operational intelligence and promoting additional penetration of our software in the markets in which we compete. Some users never convert from the trial version license to the paid version license of our software. Further, we depend on individuals within an organization who download the trial version license of our software being able to convince managers and decision-makers within their organization to convert to a paid version license of our software. To the extent that these users do not become or lead to others who become paying customers, we will not realize the intended benefits of this marketing strategy and our ability to grow our revenues will be adversely affected.

If customers demand our software provide full functionality similar to our Splunk Enterprise product via a "Software-as-a-Service" business model, our business could be adversely affected.

Software-as-a-Service, or SaaS, is a model of software deployment in which a software provider typically licenses an application to customers for use as a service on demand through web browser technologies. While we do not currently offer a commercial version of our Splunk Enterprise product through a SaaS model, in August 2012, we released Splunk Storm, our cloud-based service that provides a subset of our software's capabilities but is tailored for supporting machine data processing in the cloud. An exclusive SaaS business model can require a vendor to undertake substantial capital investments and develop related sales and support resources and personnel. In recent years, companies have begun to expect that key software, such as customer relationship management and enterprise resource planning systems, be provided through a SaaS model. If customers were to require that we provide our Splunk Enterprise product via a SaaS deployment, we would need to direct a significant portion of our capital investments to implement this alternative business model, which would negatively affect our gross margins. Even if we make these investments, we may be unsuccessful in implementing a SaaS business model for our Splunk Enterprise product. Moreover, sales of Splunk Storm or a potential future SaaS offering could cannibalize sales of our Splunk Enterprise software licenses. In addition, the change to a SaaS model would result in changes in the manner in which we recognize revenues. Changes in revenue recognition would affect our operating results and could have an adverse effect on our business operations and financial results.

Our business depends, in part, on sales to the public sector, and significant changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.

We derive a portion of our revenues from contracts with federal, state, local and foreign governments, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. Factors that could impede our ability to maintain or increase the amount of revenues derived from government contracts, include:

- changes in fiscal or contracting policies;
- decreases in available government funding;
- changes in government programs or applicable requirements;
- the adoption of new laws or regulations or changes to existing laws or regulations;
- potential delays or changes in the government appropriations or other funding authorization processes; and
- delays in the payment of our invoices by government payment offices.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing licenses of our software in the future or otherwise have an adverse effect on our business operations and financial results.

Failure to comply with laws or regulations applicable to our business could cause us to lose customers in the public sector or negatively impact our ability to contract with the public sector.

We must comply with laws and regulations relating to the formation, administration and performance of contracts with the public sector, including United States federal, state and local governmental bodies, which affect how our channel partners and we do business in connection with governmental agencies. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, termination of contracts, loss of exclusive rights in our intellectual property, and temporary suspension or permanent debarment from government contracting. Any such damages, penalties, disruptions or limitations in our ability to do business with the public sector could have a material adverse effect on our business operations and financial results.

Real or perceived errors, failures or bugs in our software could adversely affect our financial results and growth prospects.

Because our software is complex, undetected errors, failures or bugs may occur, especially when new versions or updates are released. Our software is often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures of our software or other aspects of the computing environment into which it is deployed. In addition, deployment of our software into complicated, large-scale computing environments may expose undetected errors, failures or bugs in our software. Despite testing by us, errors, failures or bugs may not be found in our software until it is released to our customers. In the past, we have discovered software errors, failures and bugs in some of our offerings after their introduction. Real or perceived errors, failures or bugs in our software could result in negative publicity, loss of or delay in market acceptance of our software, loss of competitive position or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.


Form 10-K

In addition, if an actual or perceived failure of our software occurs in a customer's deployment, regardless of whether the failure is attributable to our software, the market perception of the effectiveness of our software could be adversely affected. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our licensing, which could cause us to lose existing or potential customers and could adversely affect our financial results and growth prospects.

If our new software and software enhancements do not achieve sufficient market acceptance, our financial results and competitive position will suffer.

We spend substantial amounts of time and money to research and develop new and enhanced versions of our existing software to incorporate additional features, improve functionality or other enhancements in order to meet our customers' rapidly evolving demands. In addition, we continue to invest in solutions that can be deployed on top of our core engine to target specific cases and to cultivate our community of application developers and users. When we develop a new or enhanced version of an existing product, we typically incur expenses and expend resources upfront to market, promote and sell the new offering. Therefore, when we develop and introduce new or enhanced products, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market. For example, if our cloud-based service, Splunk Storm, does not garner widespread market adoption and implementation, our financial results and competitive position could suffer.

Further, we may make changes to our software that our customers do not like, find useful or agree with. We may also discontinue certain features, begin to charge for certain features that are currently free or increase fees for any of our features or usage of our software.

Our new software or software enhancements and changes to our existing software could fail to attain sufficient market acceptance for many reasons, including:

- failure to predict market demand accurately in terms of software functionality and to supply software that meets this demand in a timely fashion;
- defects, errors or failures;
- negative publicity about their performance or effectiveness;
- delays in releasing our new software or enhancements to our existing software to the market;
- introduction or anticipated introduction of competing products by our competitors;
- poor business conditions for our end-customers, causing them to delay IT purchases; and
- reluctance of customers to purchase software incorporating open source software.

If our new software or enhancements and changes do not achieve adequate acceptance in the market, our competitive position will be impaired, and our revenues will be diminished. The adverse effect on our financial results may be particularly acute because of the significant research, development, marketing, sales and other expenses we will have incurred in connection with the new software or enhancements.

If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected.

We believe that maintaining and enhancing the "Splunk" brand identity is critical to our relationships with our customers and channel partners and to our ability to attract new customers and channel partners. The successful promotion of our brand will depend largely upon our marketing efforts, our ability to continue to offer high-quality software and our ability to successfully differentiate our software from that of our competitors. Our brand promotion activities may not be successful or yield increased revenues. In addition, independent industry analysts often provide reviews of our product, as well as those of our competitors, and perception of our product in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors' products and services, our brand may be adversely affected.

Moreover, it may be difficult to maintain and enhance our brand in connection with sales through channel or strategic partners. The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets and as more sales are generated through our channel partners. To the extent that these activities yield increased revenues, these revenues may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands, and we could lose customers and channel partners, all of which would adversely affect our business operations and financial results.

Our future performance depends in part on proper use of our community website, Splunkbase, and support from third-party software developers.

Our software enables third-party software developers to build apps on top of our machine data engine. We operate a community website that we call Splunkbase for sharing these third party apps, including add-ons and extensions. While we expect Splunkbase to support our sales and marketing efforts, it also presents certain risks to our business, including:

- third-party developers may not continue developing or supporting the software apps that they share on Splunkbase;
- we cannot provide any assurance that these apps meet the same quality standards that we apply to our own development efforts, and, to the extent they contain bugs or defects, they may create disruptions in our customers' use of our software or negatively affect our brand;
- we do not currently provide support for software apps developed by third-party software developers, and users may be left without support and potentially cease using our software if the third-party software developers do not provide support for these apps;
- these third-party software developers may not possess the appropriate intellectual property rights to develop and share their apps; and
- some of these developers may use the insight they gain using our software and from documentation publicly available on our website to develop competing products.

Many of these risks are not within our control to prevent, and our brand may be damaged if these apps, add-ons and extensions do not perform to our customers' satisfaction and that dissatisfaction is attributed to us.

If poor advice or misinformation is spread through our community site called Splunk Answers, users of our software may experience unsatisfactory results from using our software, which could adversely affect our reputation and our ability to grow our business.

In addition, as part of our Splunkbase community website, we host a community site called Splunk Answers for sharing knowledge about how to perform certain functions with our software. Our users are increasingly turning to our Splunk Answers community site for support in connection with their use of our software. We do not review or test the information that non-Splunk employees post on our Splunk Answers community site to ensure its accuracy or efficacy in resolving technical issues. Therefore, we cannot ensure that all the information listed on our Splunk Answers community site is accurate or that it will not adversely affect the performance of our software. Furthermore, users who post such information on our Splunk Answers community site may not have adequate rights to the information to share it publicly, and we could be the subject of intellectual property claims based on our hosting of such information. If poor advice or misinformation is spread among users of our Splunk Answers community site, our customers or other users of our software may experience unsatisfactory results from using our software, which could adversely affect our reputation and our ability to grow our business.


Form 10-K

Failure to protect our intellectual property rights could adversely affect our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under patent and other intellectual property laws of the United States and other jurisdictions outside of the United States so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be adversely affected. However, defending our intellectual property rights might entail significant expenses. Any of our patent rights, copyrights, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our issued patents and any patents issued in the future, may not provide us with any competitive advantages, and our patent applications may never be granted. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are complex and often uncertain.

Any patents that are issued may subsequently be invalidated or otherwise limited, allowing other companies to develop offerings that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Patent applications in the United States are typically not published until 18 months after filing or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to use the inventions claimed in our issued patents or pending patent applications or otherwise used in our software, that we were the first to file for protection in our patent applications, or that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our patented software or technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our software is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States (in particular, some foreign jurisdictions do not permit patent protection for software), and mechanisms for enforcement of intellectual property rights may be inadequate. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States (including the "America Invents Act") and other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. We generally enter into confidentiality agreements with our employees, consultants, vendors and customers, and generally limit access to and distribution of our proprietary information. Although we endeavor to enter into non-disclosure agreements with our employees, licensees and others who may have access to this information, we cannot assure you that these agreements or other steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. Moreover, third parties may independently develop technologies or products that compete with ours, and we may be unable to prevent this competition.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert counterclaims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially viable. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business operations or financial results.

We have been, and may in the future be, subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. From time-to-time, third parties, including certain of these leading companies, have asserted and may assert patent, copyright, trademark or other intellectual property rights against us, our channel partners or our customers. We have received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties' intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to the enterprise software market. In this regard, we have in the past settled a dispute with respect to the Splunk trademark in the European Union.

There may be third-party intellectual property rights, including issued or pending patents, that cover significant aspects of our technologies or business methods. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate and could divert our management's attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party's rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software and may be unable to compete effectively. Any of these results would adversely affect our business operations and financial results.


Form 10-K

Our use of "open source" software could negatively affect our ability to sell our software and subject us to possible litigation.

We use open source software in our software and expect to continue to use open source software in the future. We may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and operating results. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Finally, we cannot assure you that we have not incorporated additional open source software in our software in a manner that is inconsistent with our current policies and procedures.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our software may be perceived as not being secure, customers may reduce the use of or stop using our software, and we may incur significant liabilities.

Our software involves the storage and transmission of data, and security breaches could result in the loss of this information, litigation, indemnity obligations and other liability. While we have taken steps to protect the confidential information that we have access to, including confidential information we may obtain through our customer support services or customer usage of Splunk Storm, our cloud-based service, we do not have the ability to monitor or review the content that customers of Splunk Enterprise store, and therefore, we have no direct control over the substance of that content. Therefore, if customers use our software for the transmission or storage of personally identifiable information and our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new customers and increase engagement by existing customers, cause existing customers to elect to not renew their subscriptions, or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby adversely affecting our financial results.

We use third party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support and other functions. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third party vendor, such measures cannot provide absolute security.

Because our software could be used to collect and store personal information, domestic and international privacy concerns could result in additional costs and liabilities to us or inhibit sales of licenses of our software.

Personal privacy has become a significant issue in the United States and in many other countries where we offer licenses of our software. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information. In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act (HIPAA) of 1996 and state breach notification laws. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including the Data Protection Directive established in the European Union and the Federal Data Protection Act recently implemented in Germany.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our software. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our software. Privacy concerns, whether valid or not valid, may inhibit market adoption of our software particularly in certain industries and foreign countries.

Federal, state and industry regulations as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits and other liability.

We may collect and utilize demographic and other information, including personally identifiable information, from and about users (such as customers, potential customers, and others) as they interact with Splunk over the internet and otherwise provide us with information whether via our website, through email, or through other means. Users may provide personal information to us in many contexts such as when signing up for certain services, registering for seminars, participating in a survey, when answering questions on our Splunk Answers community site, when posting reviews or otherwise commenting on Splunk apps, when using other community or social networking features, when participating in polls or when signing up to receive e-mail newsletters.

Within the United States, various federal and state laws and regulations govern the collection, use, retention, sharing and security of the data we receive from and about users. Outside of the United States, various jurisdictions actively regulate and enforce laws regarding the collection, retention, transfer, and use (including loss and unauthorized access) of personal information. Privacy advocates and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users or devices with data collected through the internet, and we expect such scrutiny to continue to increase. Loss, retention or misuse of certain information and alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources on data security and in responding to and defending such allegations and claims.

If we are unable to attract and retain key personnel, our business could be adversely affected.


Form 10-K

We depend on the continued contributions of our senior management and other key personnel, the loss of whom could adversely affect our business. All of our executive officers and key employees are at-will employees, which means they may terminate their employment relationship with us at any time. We do not maintain a key-person life insurance policy on any of our officers or other employees.

Our future success also depends on our ability to identify, attract and retain highly skilled technical, managerial, finance and other personnel, particularly in our sales and marketing, research and development, general and administrative, and professional service departments. We face intense competition for qualified individuals from numerous software and other technology companies.

In addition, competition for qualified personnel, particularly software engineers, is particularly intense in the San Francisco Bay Area, where our headquarters are located. We may incur significant costs to attract and retain them, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. As we move into new geographies, we will need to attract and recruit skilled personnel in those areas. If we are unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, our business will be adversely affected.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to retain our employees, or if we need to increase our compensation expenses to retain our employees, our business, results of operations, financial condition and cash flows would be adversely affected.

Prolonged economic uncertainties or downturns could materially adversely affect our business.

Current or future economic downturns or uncertainty, particularly in light of United States and European fiscal and budgetary challenges and concerns could adversely affect our business operations or financial results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from financial and credit market fluctuations and terrorist attacks on the United States, Europe, Asia Pacific or elsewhere, could cause a decrease in corporate spending on enterprise software in general and negatively affect the rate of growth of our business.

General worldwide economic conditions have experienced a significant downturn and continue to remain unstable. These conditions make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause our customers to reevaluate their decision to purchase our product, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times our customers may face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

We have a significant number of customers in the business services, financial services, healthcare and pharmaceuticals, high technology, manufacturing, media and entertainment, online services, retail, telecommunications and travel and transportation industries. A substantial downturn in any of these industries may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. Customers in these industries may delay or cancel information technology projects or seek to lower their costs by renegotiating vendor contracts. To the extent purchases of licenses of our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our products. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our software.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry or geography. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our business operations and financial results could be adversely affected.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our software, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Future acquisitions could disrupt our business and adversely affect our business operations and financial results.

We may choose to expand by making acquisitions that could be material to our business, results of operations, financial condition and cash flows. Our ability as an organization to successfully acquire and integrate technologies or businesses is unproven. Acquisitions involve many risks, including the following:

- an acquisition may negatively affect our financial results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;
- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;
- an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;
- an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;
- we may encounter difficulties in, or may be unable to, successfully sell any acquired products;
- an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;
- our use of cash to pay for an acquisition would limit other potential uses for our cash;
- if we incur debt to fund such acquisition, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants; and
- to the extent that we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.


Form 10-K

The occurrence of any of these risks could have a material adverse effect on our business operations and financial results.

If currency exchange rates fluctuate substantially in the future, our financial results, which are reported in U.S. dollars, could be adversely affected.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. Although most of our sales contracts are denominated in U.S. dollars, and therefore substantially all of our revenues are not subject to foreign currency risk, a strengthening of the U.S. dollar could increase the real cost of our software to our customers outside of the U.S., adversely affecting our business operations and financial results. We incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in the dollar equivalent of such expenses being higher. This could have a negative impact on our reported operating results. To date, we have not engaged in any hedging strategies, and any such strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures that we may implement to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations.

The enactment of legislation implementing changes in the United States taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

Recent changes to United States tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to United States tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to expansion of our international business activities, any changes in the United States taxation of such activities may increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the United States Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. If our existing NOLs are subject to limitations arising from previous ownership changes, possibly including, but not limited to, our recent initial public offering, our ability to utilize NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our financial results.

We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our financial results.

Our international operations subject us to potentially adverse tax consequences.

We generally conduct our international operations through wholly owned subsidiaries, branches and representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. We are in the process of organizing our corporate structure to more closely align with the international nature of our business activities. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

We could be subject to additional tax liabilities.

We are subject to federal, state and local taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. We previously discovered that we have not complied with various tax rules and regulations in certain foreign jurisdictions. We are working to resolve these matters. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations, including those relating to income tax nexus, by our earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the valuation of our deferred tax assets and liabilities. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made.

Our stock price has been volatile, may continue to be volatile and may decline regardless of our financial performance.

The trading prices of the securities of technology companies have been highly volatile. The market price of our common stock has fluctuated and may continue to fluctuate significantly in response to numerous factors, many of which are beyond our control, including:


Form 10-K

- actual or anticipated fluctuations in our financial results;
- the financial projections we provide to the public, any changes in these projections or our failure to meet or exceed these projections;
- failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
- ratings changes by any securities analysts who follow our company;
- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
- price and volume fluctuations in the overall stock market, including as a result of trends in the global economy;
- any major change in our board of directors or management;

- lawsuits threatened or filed against us; and
- other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular the market on which our common stock is listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the financial performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, financial condition and cash flows.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of shares of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers, employees and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that holders of a large number of shares intend to sell their shares. As of January 31, 2013, we had outstanding approximately 101 million shares of our common stock.

As of January 31, 2013, certain holders of our common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for our stockholders or ourselves. We have also registered shares of common stock that we may issue under our employee equity incentive plans. These shares will be able to be sold freely in the public market upon issuance.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of The NASDAQ Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and increased and will continue to increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We will continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

However, for as long as we remain an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company."

We will remain an "emerging growth company" for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any second fiscal quarter close, our revenues exceed $1 billion, or we issue more than $1 billion in non-convertible debt in a three year period, we would cease to be an "emerging growth company" as of the following fiscal year end.

As a result of disclosure of information as a public company, our business and financial condition have become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business operations and financial results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business operations and financial results. These factors could also make it more difficult for us to attract and retain qualified employees, executive officers and members of our board of directors.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for our fiscal 2014, the first fiscal year beginning after the fiscal year of our initial public offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and after we cease to be an "emerging growth company" a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if, when required, our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors potentially decreasing our stock price.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if potential investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile or decrease.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, price appreciation of our common stock, which may never occur, may be the only way our stockholders realize any future gains on their investments.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors;
- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
- specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, or our Chief Executive Officer;
- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;
- establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving three-year staggered terms;
- prohibit cumulative voting in the election of directors;
- provide that our directors may be removed only for cause;
- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and
- require the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.


Form 10-K

Our directors, executive officers and significant stockholders have substantial ownership, which could delay or prevent a change in corporate control.

As of January 31, 2013, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, beneficially owned, in the aggregate, less than 40% of our outstanding common stock. As a result, these stockholders, acting together, have the ability to significantly influence the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, have the ability to significantly influence the management and affairs of our company. Accordingly, this concentration of ownership may adversely affect the market price of our common stock by:

- delaying, deferring or preventing a change in control of the company;
- impeding a merger, consolidation, takeover or other business combination involving us; or

- discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters occupy approximately 65,000 square feet in San Francisco, California under operating leases that expire in February 2019. As of January 31, 2013, we also lease approximately 11,000 square feet of office space in Cupertino, California to support our expanding business operations and hiring needs. As of January 31, 2013, we also lease smaller regional offices for sales, support and some product development in Seattle, Plano and Bethesda in the United States, and outside of the United States in Germany, Hong Kong, Singapore, United Kingdom, Taiwan, Sweden, Korea and France. While we believe our facilities are sufficient and suitable for the operations of our business today, we are in the process of adding new facilities and expanding our existing facilities as we add employees and expand into additional markets.

Item 3. Legal Proceedings

The information set forth under Legal Proceedings in Note 4 contained in the "Notes to Consolidated Financial Statements" is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Price and Dividends

Our common stock, $0.001 par value, began trading on the NASDAQ Global Select Market on April 19, 2012, where its prices are quoted under the symbol "SPLK." As of January 31, 2013 there were 91 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

The following table sets forth the reported high and low sales prices of our common stock for the periods indicated, as regularly quoted on the NASDAQ Global Select Market:

	High	Low
Year Ended January 31, 2013:		
First Quarter (from April 19, 2012)	$37.34	$30.91
Second Quarter	$37.57	$25.15
Third Quarter	$39.75	$27.00
Fourth Quarter	$34.98	$26.10

We have never declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Use of Proceeds

On April 24, 2012, we closed our initial public offering of 15,525,000 shares of common stock, which included 14,532,278 shares of common stock sold by us (inclusive of 2,025,000 shares of common stock from the full exercise of the overallotment option of shares granted to the underwriters) and 992,722 shares of common stock sold by the selling stockholders. The offer and sale of all of the shares in the initial public offering were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-178988), which was declared effective by the SEC on April 18, 2012. Morgan Stanley, Credit Suisse, J.P. Morgan, BofA Merrill Lynch, UBS Investment Bank, Pacific Crest Securities and Cowen and Company acted as the underwriters. The public offering price of the shares sold in the offering was $17.00 per share. We did not receive any proceeds from the sales of shares by the selling stockholders. The total gross proceeds from the offering to us were $247.2 million. After deducting underwriting discounts and commissions of $17.3 million and offering expenses payable by us of $4.6 million, we received approximately $225.2 million. There has been no material change in the planned use of proceeds from our initial public offering as described in our final IPO prospectus filed with the SEC on April 20, 2012 pursuant to Rule 424(b) of the Securities Act. We invested the funds received in registered money market funds.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information regarding securities authorized for issuance.

Stock Performance Graph

This chart compares the cumulative total return on our common stock with that of the NASDAQ Composite index and the NASDAQ Computer index. The chart assumes $100 was invested on April 19, 2012 in our common stock, the NASDAQ Composite index and the NASDAQ Computer index. The peer group indices utilize the same methods of presentation and assumptions for the total return calculation as does Splunk and the NASDAQ Composite index. All companies in the peer group index are weighted in accordance with their market capitalizations.

Splunk Inc. Comparison of Total Return Performance



200
180
160
140
120
100
80
Index Value
04/19/12
07/31/12
10/31/12
01/31/13
Period Ending
Splunk Inc.
NASDAQ Composite
NASDAQ Computer

Company/Index	Base Period 4/19/12	7/31/12	10/31/12	1/31/13
Splunk Inc.	$100.00	$172.94	$164.88	$193.88
NASDAQ Composite	100.00	97.74	98.99	104.47
NASDAQ Computer	100.00	96.58	94.56	95.02

Item 6. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Form 10-K. The consolidated statement of operations data for fiscal 2013, 2012, and 2011, and the selected consolidated balance sheet data as of January 31, 2013 and 2012 are derived from, and are qualified by reference to, the audited consolidated financial statements and are included in this Form 10-K. The consolidated statement of operations data for fiscal 2010 and 2009 and the consolidated balance sheet data as of January 31, 2011, 2010 and 2009 are derived from audited consolidated financial statements which, are not included in this Form 10-K.

	Fiscal Year Ended January 31,				
	2013	2012	2011	2010	2009
	(in thousands, except per share amounts)				
Consolidated Statement of Operations Data:					
Revenues					
License	$135,922	$ 88,308	$49,926	$27,183	$ 14,948
Maintenance and services	63,022	32,652	16,319	7,817	3,208
Total revenues	198,944	120,960	66,245	35,000	18,156
Cost of revenues					
License	727	890	228	102	86
Maintenance and services	20,697	10,715	6,428	3,188	2,711
Total cost of revenues(1)	21,424	11,605	6,656	3,290	2,797
Gross profit	177,520	109,355	59,589	31,710	15,359
Operating expenses					
Research and development(1)	41,853	23,561	14,025	8,479	8,684
Sales and marketing(1)	125,098	74,782	39,909	24,072	17,281
General and administrative(1)	32,602	19,698	8,949	6,462	4,462
Total operating expenses	199,553	118,041	62,883	39,013	30,427
Operating loss	(22,033)	(8,686)	(3,294)	(7,303)	(15,068)
Other income (expense), net					
Interest income (expense), net	152	(94)	(21)	(47)	353
Change in fair value of preferred stock warrants	(14,087)	(2,034)	(366)	(22)	(21)
Total other income (expense), net	(13,935)	(2,128)	(387)	(69)	332
Loss before income taxes	(35,968)	(10,814)	(3,681)	(7,372)	(14,736)
Provision for income taxes	713	178	125	79	36
Net loss	$(36,681)	$(10,992)	$(3,806)	$(7,451)	$(14,772)
Net loss per share:					
Basic and Diluted	$ (0.46)	$ (0.53)	$ (0.21)	$ (0.52)	$ (1.14)
Weighted-average shares outstanding:					
Basic and diluted	80,246	20,646	17,738	14,392	12,911

(1) Amounts include stock-based compensation expense as follows:

	Fiscal Year Ended January 31,				
	2013	2012	2011	2010	2009
	(in thousands)				
Cost of revenues	$ 1,217	$ 134	$ 59	$ 31	$ 11
Research and development	6,170	841	347	215	96
Sales and marketing	8,093	1,488	495	382	176
General and administrative	4,000	1,297	684	672	484

Form 10-K

	As of January 31,				
	2013	2012	2011	2010	2009
			(in thousands)		
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$305,939	$ 31,599	$ 19,737	$ 11,805	$ 9,619
Working capital	259,789	1,142	4,069	3,938	7,172
Total assets	390,445	82,223	38,791	21,915	18,524
Deferred revenue, current and long-term	114,712	52,665	22,307	11,317	5,268
Debt and capital lease obligations, current and long-term	—	2,289	173	348	491
Preferred stock warrants	—	2,133	1,013	647	625
Convertible preferred stock	—	40,913	39,949	39,949	39,949
Total stockholders' equity (deficit)	237,544	(41,646)	(36,503)	(35,246)	(30,751)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" included in Part I, Item 1a or in other parts of this report.

Overview

Splunk provides an innovative software platform that enables organizations to gain real-time operational intelligence by harnessing the value of their data. Our software collects and indexes data at massive scale, regardless of format or source, and enables users to quickly and easily search, correlate, analyze, monitor and report on this data, all in real time. Our software addresses the risks, challenges and opportunities organizations face with increasingly large and diverse data sets, commonly referred to as big data, and is specifically tailored for machine-generated data. Machine data is produced by nearly every software application and electronic device in an organization and contains a definitive, time-stamped record of various activities, such as transactions, customer and user activities, and security threats. Our software is designed to help users in various roles, including IT and business professionals, quickly analyze their machine data and realize real-time visibility into and intelligence about their organization's operations. This operational intelligence enables organizations to improve service levels, reduce costs, mitigate security risks, demonstrate and maintain compliance and gain new insights that enable them to drive better business decisions.

We believe the market for software that provides operational intelligence presents a substantial opportunity as data grows in volume and diversity, creating new risks, opportunities and challenges for organizations. Since our inception, we have invested a substantial amount of resources developing our products and technology to address this market, specifically with respect to machine data.

Our software architecture is designed to accelerate return-on-investment for our customers. It does not require customization, long deployment cycles or extensive professional services commonly associated with traditional enterprise software applications. Users can simply download and install the software, typically in a matter of hours, connect to their relevant machine data sources and begin realizing operational intelligence. We also offer customers with complex IT infrastructure the ability to leverage the expertise of our professional services organization to deploy our software. We base our license fees on the estimated daily data indexing capacity our customers require. Prospective customers can download a trial version of our software that provides a full set of features but limited data indexing capacity. Following the 60-day trial period, prospective customers can purchase a license for our product or continue using our product with reduced features and limited data indexing capacity. We primarily license our software under perpetual licenses whereby we generally recognize the license fee portion of these arrangements upfront. As a result, the timing of when we enter into large perpetual licenses may lead to fluctuations in our revenues and operating results because our expenses are largely fixed in the short-term.

We intend to continue investing for long-term growth. We have invested and expect to continue to invest heavily in our product development efforts to deliver additional compelling features, address customer needs and enable solutions that can address new end markets. In addition, we expect to continue to aggressively expand our sales and marketing organizations to market and sell our software both in the United States and internationally.

Our goal is to make our software the platform for delivering operational intelligence and real-time business insights from machine data. The key elements of our growth strategy are to:

- Extend our technological capabilities.
- Continue to expand our direct and indirect sales organization, including our channel relationships, to acquire new customers.
- Further penetrate our existing customer base and drive enterprise-wide adoption.
- Develop additional solutions in adjacent markets as well as products that enable organizations to use our software in different ways, such as Splunk Storm, our cloud-based service that was made generally available in August 2012.
- Grow our user communities and partner ecosystem to increase awareness of our brand, target new use cases, drive operational leverage and deliver more targeted, higher value solutions.
- Become the developer platform for machine data.

We believe the factors that will influence our ability to achieve our goals include, among other things, our ability to deliver additional functionality; drive acquisition of new customers across geographies and industries; cultivate incremental sales from our existing customers by driving increased use of our software within organizations; provide additional solutions that leverage our core machine data engine to help organizations understand and unlock the value of their machine data in specific end markets and use cases; add additional OEM and strategic relationships to enable new sales channels for our software as well as extend our integration with third party products; and help software developers leverage the functionality of our machine data engine through SDKs and APIs.


Form 10-K

On April 24, 2012, we closed our initial public offering ("IPO") whereby 15,525,000 shares of common stock were sold to the public (inclusive of 2,025,000 shares of common stock pursuant to the full exercise of an overallotment option granted to the underwriters and 992,722 shares of common stock sold by selling stockholders). The aggregate net proceeds from the offering were $225.2 million, net of underwriting discounts and commissions and offering expenses payable by us. On July 25, 2012, we closed our follow-on offering, in which certain of our stockholders sold 11,744,064 shares of common stock to the public. The aggregate offering price for shares sold in the offering was approximately $320.2 million, net of underwriting discounts and commissions. On August 1, 2012, the underwriters exercised in full their option to purchase 1,761,609 additional shares of common stock from our selling stockholders. We did not receive any proceeds from the sale of shares in the follow-on offering.

For the fiscal years ended January 31, 2013, 2012 and 2011, our revenues were $198.9 million, $121.0 million and $66.2 million, respectively. For the fiscal year ended January 31, 2013, approximately 22% of our revenues were derived from customers located outside the United States. Our customers and end-users represent the public sector and a wide variety of industries, including financial services, manufacturing, retail and technology, among others. As of January 31, 2013, we had over 5,200 Splunk Enterprise customers, including over 60 of the Fortune 100.

For the fiscal years ended January 31, 2013, 2012 and 2011, our GAAP operating loss was $22.0 million, $8.7 million and $3.3 million, respectively, and our non-GAAP operating loss was $1.4 million, $4.9 million and $1.7 million, respectively.

For the fiscal years ended January 31, 2013, 2012 and 2011, our GAAP net loss was $36.7 million, $11.0 million and $3.8 million, respectively, and our non-GAAP net loss was $2.0 million, $5.2 million and $1.9 million, respectively.

Our fiscal results reflect seasonality in the sale of our products and services. Historically, a pattern of increased license sales in the fourth fiscal quarter as a result of industry buying patterns has positively impacted sales activity in that period, which can result in lower sequential revenue in the first fiscal quarter. Our gross margins and operating losses have been affected by these historical trends because the majority of our expenses are relatively fixed in the short term. The majority of our expenses are personnel-related and include salaries, stock-based compensation, benefits and incentive-based compensation plan expenses. As a result, we have not experienced significant seasonal fluctuations in the timing of expenses from period to period.

Non-GAAP Financial Results

To supplement Splunk's consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States ("GAAP"), Splunk provides investors with certain non-GAAP financial measures, including non-GAAP operating income (loss), non-GAAP net income (loss), non-GAAP operating margin, and non-GAAP income (loss) per share (collectively the "non-GAAP financial measures"). These non-GAAP financial measures exclude stock-based compensation expense, employer payroll tax expense related to employee stock plans, and the change in fair value of certain preferred stock warrants previously issued by Splunk. In addition, non-GAAP financial measures include free cash flow, which represents cash from operations less purchases of property and equipment. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Splunk uses these non-GAAP financial measures for financial and operational decision-making purposes and as a means to evaluate period-to-period comparisons. Splunk believes that these non-GAAP financial measures provide useful information about Splunk's operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. In addition, these non-GAAP financial measures facilitate comparisons to competitors' operating results.

Splunk excludes stock-based compensation expense and employer payroll tax expense related to employee stock plans from its non-GAAP operating income (loss), non-GAAP net income (loss), non-GAAP operating margin and non-GAAP income (loss) per share. Splunk excludes share-based compensation expense because it is non-cash in nature, and excluding this expense provides meaningful supplemental information regarding Splunk's operational performance. In particular, because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use under FASB ASC Topic 718, Splunk believes that providing non-GAAP financial measures that exclude this expense allows investors the ability to make more meaningful comparisons between Splunk's operating results and those of other companies. Splunk excludes employer payroll tax expense related to employee stock plans in order for investors to see the full effect that excluding that share-based compensation expense had on Splunk's operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of Splunk's common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of Splunk's business. Splunk also excludes expense attributable to the change in fair value of certain preferred stock warrants from its non-GAAP financial measures because it is a non-recurring, non-cash expense. Accordingly, Splunk believes that excluding these expenses provides investors and management with greater visibility to the underlying performance of its business operations, facilitates comparison of its results with other periods, and may also facilitate comparison with the results of other companies in its industry. Splunk considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in its business, making strategic acquisitions, and strengthening its balance sheet.

There are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by Splunk's competitors, and exclude expenses that may have a material impact upon Splunk's reported financial results. Further, stock-based compensation expense has been and will continue to be for the foreseeable future a significant recurring expense in Splunk's business and an important part of the compensation provided to Splunk's employees. The non-GAAP financial measures are meant to supplement, and be viewed in conjunction with, GAAP financial measures.

The following table reconciles GAAP operating loss to non-GAAP operating loss for the fiscal years ended January 31, 2013, 2012 and 2011 (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
GAAP operating loss	$(22,033)	$(8,686)	$(3,294)
Stock-based compensation expense	19,480	3,760	1,585
Employer payroll tax on employee stock plans	1,155	—	—
Non-GAAP operating loss	$ (1,398)	$(4,926)	$(1,709)

The following table reconciles GAAP operating margin to non-GAAP operating margin for the fiscal years ended January 31, 2013, 2012 and 2011:

	Fiscal Year Ended January 31,		
	2013	2012	2011
GAAP operating margin	(11.1)%	(7.2)%	(5.0)%
Stock-based compensation expense	9.8	3.1	2.4
Employer payroll tax on employee stock plans	0.6	—	—
Non-GAAP operating margin	(0.7)%	(4.1)%	(2.6)%


Form 10-K

The following table reconciles GAAP net loss to non-GAAP net loss for the fiscal years ended January 31, 2013, 2012 and 2011 (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
GAAP net loss	$(36,681)	$(10,992)	$(3,806)
Stock-based compensation expense	19,480	3,760	1,585
Change in fair value of preferred stock warrants	14,087	2,034	366
Employer payroll tax on employee stock plans	1,155	—	—
Non-GAAP net loss	$ (1,959)	$ (5,198)	$(1,855)

The following table reconciles GAAP net loss per share to non-GAAP basic and diluted net loss per share for the fiscal years ended January 31, 2013, 2012 and 2011 (in thousands, except per share amounts):

	Fiscal Year Ended January 31,		
	2013	2012	2011
GAAP net loss per share	$ (0.46)	$ (0.53)	$ (0.21)
Stock-based compensation expense	0.24	0.18	0.09
Change in fair value of preferred stock warrants	0.18	0.10	0.02
Employer payroll tax on employee stock plans	0.02	—	—
Non-GAAP basic and diluted loss per share	$ (0.02)	$ (0.25)	$ (0.10)
Weighted-average shares used in computing Non-GAAP basic and diluted net loss per share	80,246	20,646	17,738

The following table reconciles our net cash provided by operating activities to free cash flow for the fiscal years ended January 31, 2013, 2012 and 2011 (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
Net cash provided by operating activities	$ 46,648	$14,622	$ 8,379
Less purchases of property and equipment	(9,077)	(8,180)	(1,471)
Free cash flow (non-GAAP)	37,571	6,442	6,908
Net cash used in investing activities	(8,563)	(8,052)	(1,310)
Net cash provided by financing activities	$236,235	$ 5,292	$ 863

Components of Operating Results

Revenues

License revenues. License revenues reflect the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We are focused on acquiring new customers and increasing revenues from our existing customers as they realize the value of our software by indexing higher volumes of machine data and expanding the use of our software through additional use cases and broader deployment within their organizations. A majority of our license revenues consists of revenues from perpetual licenses, under which we generally recognize the license fee portion of the arrangement upfront, assuming all revenue recognition criteria are satisfied. Customers can also purchase term license agreements, under which we recognize the license fee ratably, on a straight-line basis, over the term of the license. Due to the differing revenue recognition policies applicable to perpetual and term licenses, shifts in the mix between perpetual and term licenses from quarter to quarter could produce substantial variation in revenues recognized even if our sales remain consistent. In addition, seasonal trends that contribute to increased sales activity in the fourth fiscal quarter often result in lower sequential revenue in the first fiscal quarter, and we expect this trend to continue. For further discussion of seasonality, cyclicality and quarterly trends, as well as the impact on our margins and results, see "Quarterly Results of Operations—Seasonality, Cyclicality and Quarterly Trends," below. Comparing our revenues on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

Maintenance and services revenues. Maintenance and services revenues consist of revenues from maintenance agreements and, to a lesser extent, professional services and training. Typically, when purchasing a perpetual license, a customer also purchases one year of maintenance service for which we charge a percentage of the license fee. When a term license is purchased, maintenance service is typically bundled with the license for the term of the license period. Customers with maintenance agreements are entitled to receive support and unspecified upgrades and enhancements when and if they become available during the maintenance period. We recognize the revenues associated with maintenance agreements ratably, on a straight-line basis, over the associated maintenance period. In arrangements involving a term license, we recognize both the license and maintenance revenues over the license period. We have a professional services organization focused on helping some of our largest customers deploy our software in highly complex operational environments and train their personnel. We recognize the revenues associated with these professional services on a time and materials basis as we deliver the services or provide the training.

Professional services and training revenues as a percentage of total revenues were 7% for fiscal 2013. We have experienced continued growth in our professional services revenues primarily due to the deployment of our software with some customers that have large, highly complex IT environments.

We expect maintenance and services revenues to become a larger portion of our total revenues as our installed customer base grows.

Cost of Revenues

Cost of license revenues. Cost of license revenues includes all direct costs to deliver our product, including salaries, benefits, stock-based compensation and related expenses such as employer taxes, allocated overhead for facilities and IT and amortization of acquired intangible assets. We recognize these expenses as they are incurred.


Form 10-K

Cost of maintenance and services revenues. Cost of maintenance and services revenues includes salaries, benefits, stock-based compensation and related expenses such as employer taxes for our maintenance and services organization, allocated overhead for facilities and IT and consulting services. We recognize expenses related to our maintenance and services organization as they are incurred.

Operating Expenses

Our operating expenses are classified into three categories: research and development, sales and marketing, and general and administrative. For each category, the largest component is personnel costs, which includes salaries, employee benefit costs, bonuses, commissions as applicable, stock-based compensation and related expenses such as employer taxes. Operating expenses also include allocated overhead costs for depreciation of equipment, facilities and IT. Allocated costs for facilities consist of leasehold improvements and rent. Our allocated costs for IT include personnel costs for our IT organization and costs associated with our IT infrastructure. Operating expenses are generally recognized as incurred.

Research and development. Research and development expenses primarily consist of personnel and facility-related costs attributable to our research and development personnel. We have devoted our product development efforts primarily to enhancing the functionality and expanding the capabilities of our software. We expect that our research and development expenses will continue to increase as we increase our research and development headcount to further strengthen and enhance our software and invest in the development of our solutions and apps.

Sales and marketing. Sales and marketing expenses primarily consist of personnel and facility-related costs for our sales, marketing and business development personnel, commissions earned by our sales personnel, and the cost of marketing and business development programs. We expect that sales and marketing expenses will continue to increase as we continue to hire additional personnel and invest in marketing programs.

General and administrative. General and administrative expenses primarily consist of personnel and facility-related costs for our executive, finance, legal, human resources and administrative personnel, legal, accounting and other professional services fees, and other corporate expenses. We have recently incurred, and expect to continue to incur, additional expenses as we expand our operations, including higher legal, corporate insurance and accounting expenses, and the additional costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act and related regulations. We also expect that general and administrative expenses will continue to increase as we expand our operations internationally.

Other Income (Expense), net

Other income (expense), net consists primarily of the changes in the fair value of our preferred stock warrants, interest expense on our outstanding debt and interest income on our cash balances.

Provision for Income Taxes

Provision for income taxes consists of state and foreign income taxes. Because of our history of United States net operating losses, we have established a full valuation allowance against potential future benefits for deferred tax assets including loss carryforwards and research and development and other tax credits.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our total revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Fiscal Year Ended January 31,					
	2013		2012		2011	
	(in thousands and as % of revenues)					
Consolidated Statement of Operations Data:						
Revenues						
License	$135,922	68.3%	$ 88,308	73.0%	$49,926	75.4%
Maintenance and services	63,022	31.7	32,652	27.0	16,319	24.6
Total revenues	198,944	100.0	120,960	100.0	66,245	100.0
Cost of revenues						
License(1)	727	0.5	890	1.0	228	0.5
Maintenance and services(1)	20,697	32.8	10,715	32.8	6,428	39.4
Total cost of revenues	21,424	10.8	11,605	9.6	6,656	10.0
Gross profit	177,520	89.2	109,355	90.4	59,589	90.0
Operating expenses						
Research and development	41,853	21.0	23,561	19.5	14,025	21.2
Sales and marketing	125,098	62.9	74,782	61.8	39,909	60.2
General and administrative	32,602	16.4	19,698	16.3	8,949	13.5
Total operating expenses	199,553	100.3	118,041	97.6	62,883	94.9
Operating loss	(22,033)	(11.1)	(8,686)	(7.2)	(3,294)	(4.9)
Other income (expense), net						
Interest income (expense), net	152	0.1	(94)	(0.1)	(21)	—
Change in fair value of preferred stock warrants	(14,087)	(7.1)	(2,034)	(1.7)	(366)	(0.6)
Total other income (expense), net	(13,935)	(7.0)	(2,128)	(1.8)	(387)	(0.6)
Loss before income taxes	(35,968)	(18.1)	(10,814)	(9.0)	(3,681)	(5.5)
Provision for income taxes	713	0.4	178	0.1	125	0.2
Net loss	$(36,681)	(18.5)%	$(10,992)	(9.1)%	$(3,806)	(5.7)%

(1) Calculated as a percentage of the associated revenues.

Fiscal 2013, 2012 and 2011

Revenues

	Fiscal Year Ended January 31,			2013 to 2012 % Change	2012 to 2011 % Change
	2013	2012	2011		
	(in thousands)				
Revenues					
License	$135,922	$ 88,308	$49,926	53.9%	76.9%
Maintenance and services	63,022	32,652	16,319	93.0%	100.1%
Total revenues	$198,944	$120,960	$66,245	64.5%	82.6%
Percentage of revenues					
License	68.3%	73.0%	75.4%		
Maintenance and services	31.7	27.0	24.6		
Total	100.0%	100.0%	100.0%		

Fiscal 2013 compared to fiscal 2012. Total revenues increased $78.0 million primarily due to growth in license revenues. The increase in license revenues was primarily driven by increases in our total number of customers, sales to existing customers and an increase in the number of larger orders. For example, we had 467 and 282 orders greater than $100,000 for the fiscal year ended January 31, 2013 and 2012, respectively. Our total number of Splunk Enterprise customers increased from approximately 3,700 at January 31, 2012 to approximately 5,200 at January 31, 2013. The increase in maintenance and services revenues was due to increases in sales of maintenance agreements resulting from the growth of our installed customer base as well as sales of our professional services.

Fiscal 2012 compared to fiscal 2011. Total revenues increased $54.7 million primarily due to growth in license revenues. The increase in license revenues was primarily driven by increases in our total number of customers, sales to existing customers and an increase in the number of larger orders. For example, we had 282 and 151 orders greater than $100,000 in fiscal 2012 and 2011, respectively. Our total number of customers increased from approximately 2,300 in fiscal 2011 to approximately 3,700 in fiscal 2012. The increase in maintenance and services revenues was due to increases in sales of maintenance agreements resulting from the growth of our installed customer base as well as sales of our professional services. We also experienced an increase in the proportion of our total revenues derived from customers outside the United States, which represented 24% and 21% of our total revenues in fiscal 2012 and 2011, respectively.

Cost of Revenues and Gross Margin

	Fiscal Year Ended January 31,			2013 to 2012 % Change	2012 to 2011 % Change
	2013	2012	2011		
	(in thousands)				
Cost of revenues					
License	$ 727	$ 890	$ 228	(18.3)%	290.4%
Maintenance and services	20,697	10,715	6,428	93.2%	66.7%
Total cost of revenues	$21,424	$11,605	$6,656	84.6%	74.4%
Gross margin					
License	99.5%	99.0%	99.5%		
Maintenance and services	67.2%	67.2%	60.6%		
Total gross margin	89.2%	90.4%	90.0%		

Fiscal 2013 compared to fiscal 2012. Total cost of revenues increased $9.8 million due to the $10.0 million increase in cost of maintenance and services revenues, offset slightly by the decrease in cost of license revenue. The increase in cost of maintenance and services revenues of $10.0 million was primarily related to an increase of $4.7 million in salaries and benefits expense due to increased headcount and $5.3 million related to professional services expense, as we continue to invest in our professional services organization. Total gross margin decreased slightly, while license gross margin increased slightly and maintenance and services gross margin remained flat, due to revenue mix, with maintenance and services revenue representing a higher percentage of total revenues.

Fiscal 2012 compared to fiscal 2011. Total cost of revenues increased $4.9 million primarily due to the increase in cost of maintenance and services revenues. The increase in cost of maintenance and services revenues of $4.3 million was primarily related to an increase of $2.1 million in salaries and benefits expense due to increased headcount, $1.3 million related to professional services expense and $0.7 million related to facilities and other overhead costs. Total gross margin was flat, although maintenance and services gross margin increased 6.6 percentage points due to increased leverage resulting from the increase in maintenance and services revenues as well as an increase in maintenance revenues as a percentage of total maintenance and services revenues.

Operating Expenses

	Fiscal Year Ended January 31,			2013 to 2012 % Change	2012 to 2011 % Change
	2013	2012	2011		
	(in thousands)				
Operating expenses					
Research and development	$ 41,853	$ 23,561	$14,025	77.6%	68.0%
Sales and marketing	125,098	74,782	39,909	67.3%	87.4%
General and administrative	32,602	19,698	8,949	65.5%	120.1%
Total operating expenses	$199,553	$118,041	$62,883	69.1%	87.7%
Percentage of revenues					
Research and development	21.0%	19.5%	21.2%		
Sales and marketing	62.9	61.8	60.2		
General and administrative	16.4	16.3	13.5		
Total	100.3%	97.6%	94.9%		
Includes stock-based compensation expense					
Research and development	$ 6,170	$ 841	$ 347		
Sales and marketing	8,093	1,488	495		
General and administrative	4,000	1,297	684		
Total stock-based compensation expense	$ 18,263	$ 3,626	$ 1,526		


Form 10-K

Research and development expense

Fiscal 2013 compared to fiscal 2012. Research and development expense increased $18.3 million primarily due to a $15.9 million increase in salaries and benefits as we increased headcount as part of our focus on further developing and enhancing our product. We also had increases of $2.0 million related to overhead costs, also as a result of increased headcount.

Fiscal 2012 compared to fiscal 2011. Research and development expense increased $9.5 million primarily due to a $6.7 million increase in salaries and benefits as we increased headcount as part of our focus on further developing and enhancing our product. We also had increases of $1.6 million related to overhead costs and $0.7 million related to consulting fees.

Sales and marketing expense

Fiscal 2013 compared to fiscal 2012. Sales and marketing expense increased $50.3 million primarily related to a $29.9 million increase in salaries and benefits, as we increased headcount to expand our field sales organization, as well as commissions on increased customer orders. During fiscal 2013, we continued to expand our field sales organization and opened sales offices in Japan, South Korea, Mexico, Sweden and Taiwan. We had an increase in marketing-related expenses of $7.1 million, primarily as a result of a significant increase in marketing events and advertising. Additionally, we experienced increases in overhead costs of $6.5 million and travel expenses of $3.3 million due to increased headcount.

Fiscal 2012 compared to fiscal 2011. Sales and marketing expense increased $34.9 million primarily related to a $25.5 million increase in salaries and benefits, as we increased headcount to expand our field sales organization, as well as commissions on increased customer orders. During fiscal 2012, we opened sales offices in Hong Kong and Singapore, and expanded our field sales organization. We also had an increase in marketing related expenses of $4.7 million, primarily as a result of a significant increase in marketing events and advertising. Additionally, we experienced increases in overhead costs of $2.0 million and travel expenses of $2.1 million due to increased headcount.

General and administrative expense

Fiscal 2013 compared to fiscal 2012. General and administrative expense increased $12.9 million primarily related to a $11.3 million increase in salaries and benefits, as we increased headcount to support our overall growth and as we transition to operating as a public company. We also had an increase of $1.5 million primarily related to accounting and legal activities in connection with becoming and operating as a public company.

Fiscal 2012 compared to fiscal 2011. General and administrative expense increased $10.7 million primarily related to a $5.8 million increase in salaries and benefits, as we increased headcount to support our overall growth. Headcount increases in fiscal 2012 included the addition of a general counsel and a chief financial officer. We also had an increase of $4.8 million in consulting and professional services fees related to accounting, legal and recruiting activities.

Other Income (Expense) net

	Fiscal Year Ended January 31,			2013 to 2012	2012 to 2011
	2013	2012	2011	% Change	% Change
	(in thousands)				
Other income (expense), net . . .	$(13,935)	$(2,128)	$(387)	NM	NM

Fiscal 2013 compared to fiscal 2012. Other income (expense), net decreased due to $11.8 million related to the warrant re-measurement expense recorded during fiscal 2013 in conjunction with the final revaluation of our preferred stock warrants upon the completion of our IPO.

Fiscal 2012 compared to fiscal 2011. Other income (expense), net decreased $1.7 million primarily due to expense associated with the revaluation of our preferred stock warrants.

Provision for Income Taxes

	Fiscal Year Ended January 31,			2013 to 2012	2012 to 2011
	2013	2012	2011	% Change	% Change
	(in thousands)				
Provision for income taxes . . .	$713	$178	$125	NM	42.4%

In each of fiscal 2013, 2012 and 2011 we recorded income taxes that were principally attributable to state and foreign taxes.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statements of operations data for the last eight fiscal quarters. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this annual report and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this annual report. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended							
	Apr 30, 2011	July 31, 2011	Oct 31, 2011	Jan 31, 2012	Apr 30, 2012	July 31, 2012	Oct 31, 2012	Jan 31, 2013
	(in thousands, except per share amounts)							
Consolidated Statement of Operations Data:								
Revenues								
License	$14,546	$18,766	$22,182	$32,814	$ 24,386	$30,203	$34,557	$46,776
Maintenance and services	6,093	7,183	8,991	10,385	12,805	14,280	17,488	18,449
Total revenues	20,639	25,949	31,173	43,199	37,191	44,483	52,045	65,225
Cost of revenues								
License	136	423	153	178	129	92	62	444
Maintenance and services	1,868	2,550	3,040	3,257	4,136	4,553	5,817	6,191
Total cost of revenues(1)	2,004	2,973	3,193	3,435	4,265	4,645	5,879	6,635
Gross profit	18,635	22,976	27,980	39,764	32,926	39,838	46,166	58,590
Operating expenses								
Research and development(1)	4,338	5,414	6,475	7,334	8,103	9,391	11,074	13,285
Sales and marketing(1)	12,768	16,390	19,179	26,445	24,166	27,740	32,847	40,345
General and administrative(1)	3,292	4,446	5,370	6,590	6,846	7,247	7,625	10,884
Total operating expenses	20,398	26,250	31,024	40,369	39,115	44,378	51,546	64,514
Operating loss	(1,763)	(3,274)	(3,044)	(605)	(6,189)	(4,540)	(5,380)	(5,924)
Other income (expense), net								
Interest income (expense), net	(10)	(33)	(27)	(24)	(17)	101	31	37
Change in fair value of preferred stock warrants	(473)	(603)	(439)	(519)	(14,087)	—	—	—
Total other income (expense), net	(483)	(636)	(466)	(543)	(14,104)	101	31	37
Loss before income taxes	(2,246)	(3,910)	(3,510)	(1,148)	(20,293)	(4,439)	(5,349)	(5,887)
Provision for income taxes	—	—	50	128	177	136	125	275
Net loss	$(2,246)	$(3,910)	$(3,560)	$(1,276)	$(20,470)	$(4,575)	$(5,474)	$(6,162)
Net loss per share, basic and diluted:	$ (0.12)	$ (0.20)	$ (0.17)	$ (0.06)	$ (0.71)	$ (0.05)	$ (0.06)	$ (0.06)

(1) Includes stock-based compensation expense as follows:

	Three Months Ended							
	Apr 30, 2011	July 31, 2011	Oct 31, 2011	Jan 31, 2012	Apr 30, 2012	July 31, 2012	Oct 31, 2012	Jan 31, 2013
	(in thousands)							
Cost of revenues	$ 19	$ 27	$ 37	$ 51	$ 108	$ 267	$ 322	$ 520
Research and development	121	181	229	310	895	1,267	1,560	2,448
Sales and marketing	179	245	405	659	858	1,505	2,093	3,637
General and administrative	191	263	370	473	811	827	710	1,652

	Three Months Ended							
	Apr 30, 2011	July 31, 2011	Oct 31, 2011	Jan 31, 2012	Apr 30, 2012	July 31, 2012	Oct 31, 2012	Jan 31, 2013
	(as % of revenues)							
Consolidated Statement of Operations Data:								
Revenues								
License	70.5%	72.3%	71.2%	76.0%	65.6%	67.9%	66.4%	71.7%
Maintenance and services	29.5	27.7	28.8	24.0	34.4	32.1	33.6	28.3
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues								
License(1)	0.9	2.3	0.7	0.5	0.5	0.3	0.2	0.9
Maintenance and services(1)	30.7	35.5	33.8	31.4	32.3	31.9	33.3	33.6
Total cost of revenues	9.7	11.5	10.2	7.9	11.5	10.4	11.3	10.2
Gross profit	90.3	88.5	89.8	92.1	88.5	89.6	88.7	89.8
Operating expenses								
Research and development	21.0	20.9	20.8	17.0	21.8	21.1	21.3	20.3
Sales and marketing	61.9	63.2	61.5	61.2	65.0	62.4	63.1	61.9
General and administrative	16.0	17.1	17.2	15.3	18.4	16.3	14.7	16.7
Total operating expenses	98.9	101.2	99.5	93.5	105.2	99.8	99.1	98.9
Operating loss	(8.6)	(12.7)	(9.7)	(1.4)	(16.7)	(10.2)	(10.4)	(9.1)
Other income (expense), net								
Interest income (expense), net	—	(0.1)	(0.1)	(0.1)	—	0.2	0.1	0.1
Change in fair value of preferred stock warrants	(2.3)	(2.3)	(1.4)	(1.2)	(37.9)	—	—	—
Total other income (expense), net	(2.3)	(2.4)	(1.5)	(1.3)	(37.9)	0.2	0.1	0.1
Loss before income taxes	(10.9)	(15.1)	(11.2)	(2.7)	(54.6)	(10.0)	(10.3)	(9.0)
Provision for income taxes	—	—	0.2	0.3	0.5	0.3	0.2	0.4
Net loss	(10.9)%	(15.1)%	(11.4)%	(3.0)%	(55.1)%	(10.3)%	(10.5)%	(9.4)%

(1) This percentage is calculated as a percentage of the associated revenues.

Seasonality, Cyclicality and Quarterly Trends

Our quarterly results reflect seasonality in the sale of our products and services. Historically, a pattern of increased license sales in the fourth fiscal quarter as a result of industry buying patterns has positively impacted sales activity in that period, which can result in lower sequential revenue in the first fiscal quarter. We believe that third fiscal quarter revenues have been and could continue to be flat compared to second fiscal quarter revenues due to a seasonal slow down in customer orders during the late summer months as a result of summer vacations and holidays in the United States and elsewhere around the world. We expect this seasonality to continue in fiscal 2014 and beyond. Our gross margins and operating losses have been affected by these historical trends because the majority of our expenses are relatively fixed in the short term. The timing of revenues in relation to our expenses, much of which does not vary directly with revenues, has an impact on the cost of revenues, research and development expense, sales and marketing expense, and general and administrative expense as a percentage of revenues in each fiscal quarter during the year. The majority of our expenses are personnel-related and include salaries, stock-based compensation, benefits and incentive-based compensation plan expenses. As a result, we have not experienced significant seasonal fluctuations in the timing of expenses from period to period. Although these seasonal factors are common in the technology industry, historical patterns should not be considered a reliable indicator of our future sales activity or performance.

As is typical in the software industry, we expect a significant portion of our product license orders to be received in the last month of each fiscal quarter. We typically ship products shortly after the receipt of an order. We may have backlog consisting of product license orders that have not shipped and maintenance, professional and training services that have not been billed and for which the services have not yet been performed. Historically, our backlog has varied from quarter to quarter and has been immaterial to our total revenues.

Liquidity and Capital Resources

	As of January 31,		
	2013	2012	2011
	(in thousands)		
Cash and cash equivalents	$305,939	$31,599	$19,737

	Fiscal Year Ended January 31,		
	2013	2012	2011
	(in thousands)		
Cash provided by operating activities	$ 46,648	$14,622	$ 8,379
Cash used in investing activities	(8,563)	(8,052)	(1,310)
Cash provided by financing activities	236,235	5,292	863

Since fiscal 2010 we have funded our operations primarily through cash generated from operations. At January 31, 2013, our cash and cash equivalents of $305.9 million were held for working capital purposes, a majority of which was invested in money market funds. We intend to increase our capital expenditures in fiscal 2014, consistent with the growth in our business and operations. We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced software and services offerings, and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us if at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition could be adversely affected.

Operating Activities


Form 10-K

For fiscal 2013, cash inflows from our operating activities were $46.6 million, which reflects our net loss of $36.7 million, adjusted by non-cash charges of $37.8 million consisting primarily of $19.5 million for stock-based compensation, $14.1 million for the change in valuation of preferred stock warrants and $4.7 million for depreciation and amortization. Additional sources of cash inflows were from changes in our working capital, including a $62.0 million increase in deferred revenue, a $12.0 million increase in accrued payroll and compensation, a $3.4 million increase in accrued expenses and other liabilities and a $0.2 million increase in accounts payable. These cash inflows were offset by cash outflows including a $29.5 million increase in accounts receivable due to increased sales and a $2.7 million related to an increase in prepaid expenses and other current assets.

For fiscal 2012, cash inflows from our operating activities were $14.6 million, which reflects our net loss of $11.0 million, adjusted by non-cash charges of $8.2 million consisting primarily of $3.8 million for stock-based compensation, $2.0 million for the change in valuation of preferred stock warrants and $2.1 million for depreciation and amortization. Additional sources of cash inflows were from changes in our working capital, including a $30.4 million increase in deferred revenue, a $11.1 million increase in accrued compensation and accrued expenses and other liabilities, primarily due to increased headcount, partially offset by a $20.3 million increase in accounts receivable, due to increased sales, and a $3.5 million increase in prepaid expenses and other current and non-current assets.

For fiscal 2011, we generated $8.4 million of cash inflows from our operating activities, which reflects our net loss of $3.8 million, adjusted by non-cash charges of $3.4 million consisting primarily of $1.6 million for stock-based compensation and $1.0 million for depreciation and amortization. Cash inflows included an increase of $11.0 million in deferred revenues, a $6.2 million increase in accrued compensation and accrued expenses and other liabilities, and a $0.5 million increase in accounts payable due to the timing of payments, primarily due to an increase in headcount, partially offset by an $8.0 million increase in accounts receivable associated with increased sales, and a $0.9 million increase in prepaid expenses and other current assets.

Investing Activities

Our investing activities consist primarily of capital expenditures to purchase property and equipment, sales of short-term investments and changes in our restricted cash. In the future, we expect to continue to invest in capital expenditures to support our expanding operations.

During fiscal 2013, 2012 and 2011, cash used in investing activities was primarily attributable to capital expenditures for technology hardware to support the growth of our business, as well as leasehold improvements on our corporate and international offices.

Financing Activities

For fiscal 2013, cash provided by financing activities of $236.2 million consisted primarily of initial public offering proceeds of $225.2 million, net of paid underwriter discount and issuance costs, $6.9 million from exercises of stock options and $5.3 million from proceeds received from our employee stock purchase plan. These increases were partially offset by $2.3 million related to the repayment of a term loan.

For fiscal 2012, cash provided by financing activities of $5.3 million consisted primarily of $3.0 million of proceeds from a term loan and $3.1 million from exercises of stock options, offset by $0.7 million related to the repayment of a term loan.

For fiscal 2011, cash provided by financing activities of $0.9 million consisted primarily of $1.0 million from exercises of stock options, offset by $0.1 million related to the repayment of a financing obligation under sale leaseback.

Loan and Security Agreement

In May 2009, we entered into a Loan and Security Agreement with Silicon Valley Bank, which was most recently amended in March 2013. As amended, the agreement includes a revolving line of credit facility as described below. The agreement contains financial covenants and other customary affirmative and negative covenants. We were in compliance with all covenants as of January 31, 2013. As part of the agreement, we granted the lender a security interest in our personal property, excluding intellectual property and other intangible assets.

We are able to borrow up to $10.0 million under the revolving line of credit facility, subject to a borrowing base determined on eligible accounts receivable and subject to a total maximum outstanding of $10.0 million. As of January 31, 2013 and 2012, we had $0 and $2.3 million outstanding on the revolving line of credit, respectively. Interest on any drawdown under the revolving line of credit accrues at the prime rate (3.25% in January 2013).

Contractual Payment Obligations

The following summarizes our contractual commitments and obligations as of January 31, 2013:

	Payments Due by Period*				
	Total	Less Than 1 year	1 - 3 years	3 - 5 years	More Than 5 years
			(in thousands)		
Operating lease obligations . .	$45,954	$3,127	$14,618	$14,994	$13,215

* We entered into a sublease agreement on November 16, 2012 for a portion of our office space in the United Kingdom, and the future sublease rental income of $1.3 million has been included as an offset to our future minimum rental payments.

Off-Balance Sheet Arrangements

During fiscal 2013, 2012 and 2011, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Indemnification Arrangements

During the ordinary course of business, we may indemnify, hold harmless and agree to reimburse for losses suffered or incurred, our customers, vendors and their affiliates for certain intellectual property infringement and other claims by third parties with respect to our products and services, in connection with our commercial end-user license arrangements or related to general business dealings with those parties.

As permitted under Delaware law, we have entered into indemnification agreements with our officers and directors, indemnifying them for certain events or occurrences while they serve as officers or directors of the company.

To date, there have not been any costs incurred in connection with such indemnification obligations; therefore, there is no accrual of such amounts at January 31, 2013. We are unable to estimate the maximum potential impact of these indemnifications on our future results of operations.


Form 10-K

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the assumptions and estimates associated with revenue recognition, share-based compensation and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. Accordingly, we believe these are the most critical to fully understand and evaluate our financial condition and results of operations.

For further information on all of our significant accounting policies, see Note 1 of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to financial market risks, primarily changes in interest rates.

Interest Rate Risk

We had cash and cash equivalents of $305.9 million as of January 31, 2013. We hold our cash and cash equivalents for working capital purposes. Our cash and cash equivalents are held in cash deposits and money market funds. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future interest income.

The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This objective is accomplished by making diversified investments, consisting only of investment grade securities. During the fiscal years ended January 31, 2013 and 2012, the effect of a hypothetical 10% increase or decrease in overall interest rates would not have had a material impact on our interest income.

Any draws under our revolving credit facility bear interest at a variable rate tied to the prime rate. As of January 31, 2013, the term loan facility was paid in full.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. All of our revenues are generated in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the United States and to a lesser extent in Europe and Asia. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our historical consolidated financial statements. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Inflation

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last three fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recent Accounting Pronouncements

For recent accounting pronouncements, see Note 1 of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Item 8. Financial Statements and Supplementary Data

Splunk Inc.

Index to Consolidated Financial Statements


Form 10-K

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Splunk Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Splunk Inc. and its subsidiaries at January 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
April 1, 2013

Splunk Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	January 31, 2013	January 31, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$305,939	$ 31,599
Accounts receivable, net	63,948	34,495
Prepaid expenses and other current assets	6,861	4,261
Total current assets	376,748	70,355
Restricted cash	—	514
Property and equipment, net	13,205	8,919
Other assets	492	2,435
Total assets	$390,445	$ 82,223
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 1,632	$ 1,455
Accrued payroll and compensation	28,123	16,142
Accrued expenses and other liabilities	7,636	7,711
Deferred revenue, current portion	79,568	42,923
Term debt, current portion	—	982
Total current liabilities	116,959	69,213
Deferred revenue, non-current	35,144	9,742
Preferred stock warrant liability	—	2,133
Other liabilities, non-current	798	561
Term debt, non-current	—	1,307
Total non-current liabilities	35,942	13,743
Total liabilities	152,901	82,956
Commitments and contingencies (Note 4)		
Convertible preferred stock		
Convertible preferred stock, $0.001 par value; no shares authorized, issued or outstanding at January 31, 2013, and 57,904,560 shares authorized with 56,930,194 shares issued and outstanding at January 31, 2012	—	40,913
Stockholders' equity (deficit):		
Preferred stock: $0.001 par value; 20,000,000 shares authorized; no shares issued or outstanding at January 31, 2013; and no shares authorized, issued or outstanding at January 31, 2012	—	—
Common stock: $0.001 par value; 1,000,000,000 shares authorized; 100,920,350 shares issued and outstanding at January 31, 2013, and 106,511,960 shares authorized with 23,092,407 shares issued and outstanding at January 31, 2012	101	23
Accumulated other comprehensive loss	(135)	(24)
Additional paid-in capital	328,277	12,373
Accumulated deficit	(90,699)	(54,018)
Total stockholders' equity (deficit)	237,544	(41,646)
Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$390,445	$ 82,223

The accompanying notes are an integral part of these consolidated financial statements.


Form 10-K

Splunk Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Fiscal Year Ended January 31,		
	2013	2012	2011
Revenues			
License	$135,922	$ 88,308	$49,926
Maintenance and services	63,022	32,652	16,319
Total revenues	198,944	120,960	66,245
Cost of revenues(1)			
License	727	890	228
Maintenance and services	20,697	10,715	6,428
Total cost of revenues	21,424	11,605	6,656
Gross profit	177,520	109,355	59,589
Operating expenses(1)			
Research and development	41,853	23,561	14,025
Sales and marketing	125,098	74,782	39,909
General and administrative	32,602	19,698	8,949
Total operating expenses	199,553	118,041	62,883
Operating loss	(22,033)	(8,686)	(3,294)
Other income (expense), net			
Interest income (expense), net	152	(94)	(21)
Change in fair value of preferred stock warrants	(14,087)	(2,034)	(366)
Total other income (expense), net	(13,935)	(2,128)	(387)
Loss before income taxes	(35,968)	(10,814)	(3,681)
Provision for income taxes	713	178	125
Net loss	$(36,681)	$(10,992)	$(3,806)
Net loss per share, basic and diluted:	$ (0.46)	$ (0.53)	$ (0.21)
Weighted-average shares outstanding, basic and diluted:	80,246	20,646	17,738

(1) Amounts include stock-based compensation expense, as follows:

	2013	2012	2011
Cost of revenues	$ 1,217	$ 134	$ 59
Research and development	6,170	841	347
Sales and marketing	8,093	1,488	495
General and administrative	4,000	1,297	684

The accompanying notes are an integral part of these consolidated financial statements.

Splunk Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Fiscal Year Ended January 31,		
	2013	2012	2011
Net loss	$(36,681)	$(10,992)	$(3,806)
Other comprehensive loss:			
Net unrealized gain on investments	—	—	2
Foreign currency translation adjustments	(111)	(26)	—
Comprehensive loss	$(36,792)	$(11,018)	$(3,804)

The accompanying notes are an integral part of these consolidated financial statements.

Splunk Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock					
	Series A, B, C							
(in thousands, except share amounts)	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balances at January 31, 2010	56,730,194	$ 39,949	16,846,526	$ 17	$ 3,957	$ —	$(39,220)	$ (35,246)
Stock-based compensation	—	—	—	—	1,585	—	—	1,585
Issuance of common stock upon exercise of options	—	—	2,041,492	2	928	—	—	930
Issuance of common stock upon early exercise of options	—	—	191,741	—	—	—	—	—
Vesting of early exercised options	—	—	—	—	32	—	—	32
Net unrealized gain on investments	—	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	—	(3,806)	(3,806)
Balances at January 31, 2011	56,730,194	39,949	19,079,759	19	6,502	2	(43,026)	(36,503)
Stock-based compensation	—	—	—	—	3,760	—	—	3,760
Issuance of common stock upon exercise of options	—	—	3,595,080	4	1,983	—	—	1,987
Conversion of warrant liability to Series A convertible preferred stock upon exercise of warrant	—	914	—	—	—	—	—	—
Exercise of warrant to purchase Series A convertible preferred stock	200,000	50	—	—	—	—	—	—
Issuance of common stock upon early exercise of options	—	—	417,568	—	—	—	—	—
Vesting of early exercised options	—	—	—	—	128	—	—	128
Net change in cumulative translation adjustment	—	—	—	—	—	(26)	—	(26)
Net loss	—	—	—	—	—	—	(10,992)	(10,992)
Balances at January 31, 2012	56,930,194	40,913	23,092,407	23	12,373	(24)	(54,018)	(41,646)
Stock-based compensation	—	—	—	—	19,480	—	—	19,480
Issuance of common stock upon exercise of options	—	—	5,529,112	6	6,890	—	—	6,896
Conversion of preferred stock to common stock upon initial public offering	(56,930,194)	(40,913)	56,930,194	57	40,856	—	—	40,913
Issuance of common stock upon initial public offering	—	—	14,532,278	15	225,210	—	—	225,225
Issuance of common stock upon exercise of warrants	—	—	466,714	—	631	—	—	631
Reclassification of preferred stock warrant liability to additional paid-in capital upon initial public offering	—	—	—	—	16,220	—	—	16,220
Vesting of early exercised options	—	—	—	—	845	—	—	845
Vesting of restricted stock units	—	—	2,125	—	—	—	—	
Common stock issued upon ESPP purchase	—	—	367,520	—	5,310	—	—	5,310
Excess tax benefits from employee stock plans	—	—	—	—	462	—	—	462
Net change in cumulative translation adjustment	—	—	—	—	—	(111)	—	(111)
Net loss	—	—	—	—	—	—	(36,681)	(36,681)
Balances at January 31, 2013	—	$ —	100,920,350	$101	$328,277	$(135)	$(90,699)	$237,544

The accompanying notes are an integral part of these consolidated financial statements.

Splunk Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended January 31,		
	2013	2012	2011
Cash flows from operating activities			
Net loss	$(36,681)	$(10,992)	$(3,806)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation and amortization	4,674	2,120	958
Change in fair value of preferred stock warrants	14,087	2,034	366
Stock-based compensation expense	19,480	3,760	1,585
Excess tax benefits from employee stock plans	(462)	—	—
Changes in operating assets and liabilities			
Accounts receivable, net	(29,453)	(20,347)	(7,558)
Prepaid expenses, other current and non-current assets	(2,658)	(3,511)	(891)
Accounts payable	187	55	535
Accrued compensation	11,981	8,697	5,126
Accrued expenses and other liabilities	3,446	2,448	1,074
Deferred revenue	62,047	30,358	10,990
Net cash provided by operating activities	46,648	14,622	8,379
Cash flows from investing activities			
Change in restricted cash	514	128	161
Purchases of property and equipment	(9,077)	(8,180)	(1,471)
Net cash used in investing activities	(8,563)	(8,052)	(1,310)
Cash flows from financing activities			
Payments of financing obligation under sale leaseback	—	(173)	(175)
Repayments of term debt	(2,289)	(711)	—
Proceeds from term debt	—	3,000	—
Proceeds from initial public offering, net of offering costs	225,225	—	—
Proceeds from exercise of warrant	631	50	—
Proceeds from early exercise of employee stock options	—	1,139	108
Proceeds from exercise of stock options	6,896	1,987	930
Excess tax benefits from employee stock plans	462	—	—
Proceeds from employee stock purchase plan	5,310	—	—
Net cash provided by financing activities	236,235	5,292	863
Effect of exchange rate changes on cash and cash equivalents	20	—	—
Net increase in cash and cash equivalents	274,340	11,862	7,932
Cash and cash equivalents			
Beginning of period	31,599	19,737	11,805
End of period	$305,939	$ 31,599	$19,737
Supplemental disclosures			
Cash paid for interest	$ 40	$ 111	$ 16
Cash paid for income taxes	118	—	—
Non-cash investing and financing activities			
Accrued purchases of property and equipment	467	584	143
Conversion of preferred stock to common stock	40,913	—	—
Vesting of early exercised options	845	128	32
Conversion of warrant liability to Series A convertible preferred stock upon exercise of warrant	—	914	—
Deferred offering costs not yet paid	—	1,339	—

The accompanying notes are an integral part of these consolidated financial statements.


Form 10-K

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of the Business and Significant Accounting Policies

Business

Splunk Inc. ("we", "us", "our") provides an innovative software platform that enables organizations to gain real-time operational intelligence by harnessing the value of their data. Our software collects and indexes data regardless of format or source, and enables users to search, correlate, analyze, monitor and report on this data. Our software addresses large and diverse data sets, commonly referred to as big data, and is specifically tailored for machine-generated data. Machine data is produced by nearly every software application and electronic device in an organization and contains a definitive, time-stamped record of various activities, such as transactions, customer and user activities, and security threats. Our software is designed to help users in various roles, including IT and business professionals, analyze machine data and realize real-time visibility into and intelligence about their organization's operations. This operational intelligence enables organizations to improve service levels, reduce costs, mitigate security risks, demonstrate and maintain compliance, and gain new insights that enable them to drive better business decisions. Splunk was incorporated in California in October 2003 and was reincorporated in Delaware in May 2006.

Fiscal Year

The Company's fiscal year ends on January 31. References to fiscal 2013, for example, refer to the fiscal year ended January 31, 2013.

Initial Public Offering

On April 24, 2012, we closed our initial public offering ("IPO") whereby 15,525,000 shares of common stock were sold to the public (inclusive of 2,025,000 shares of common stock pursuant to the full exercise of an overallotment option granted to the underwriters and 992,722 shares of common stock sold by selling stockholders). The aggregate net proceeds received by us from the offering were $225.2 million, net of underwriting discounts and commissions and offering expenses payable by us. Upon the closing of the IPO, all shares of our outstanding convertible preferred stock automatically converted into 56,930,194 shares of common stock, and outstanding warrants to purchase convertible preferred stock automatically converted into warrants to purchase 469,557 shares of common stock.

Follow-on Offering

On July 25, 2012, we closed our follow-on offering, in which certain of our stockholders offered 11,744,064 shares of common stock at a price to the public of $28.25 per share. The aggregate offering price for shares sold in the offering was approximately $320.2 million, net of underwriting discounts and commissions. On August 1, 2012, the underwriters exercised in full their option to purchase 1,761,609 additional shares of common stock from our selling stockholders. We did not receive any proceeds from the sale of shares in this offering.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods covered by the financial statements and accompanying notes. In particular, we make estimates with respect to the fair value of multiple elements in revenue recognition, uncollectible accounts

(1) Description of the Business and Significant Accounting Policies (Continued)

receivable, stock-based compensation, income taxes and contingencies. Actual results could differ from those estimates.

Segments

We operate our business as one operating segment: the development and marketing of a software platform that enables our customers to gain real-time operational intelligence by harnessing the value of their data. Our chief operating decision maker is our Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Splunk Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Foreign Currency

The functional currency of our foreign subsidiaries is the respective local currency. Translation adjustments arising from the use of differing exchange rates from period to period are included in Accumulated Other Comprehensive Income (loss) within Stockholders' Equity (deficit). Foreign currency transaction gains and losses are included in Other Income (Expense), Net and were not material for the three years ended January 31, 2013. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates.

Revenue Recognition

We generate revenues primarily in the form of software license fees and related maintenance and services fees. License fees include perpetual license fees, term license fees and royalties. Maintenance and services primarily consist of fees for maintenance services (including support and unspecified upgrades and enhancements when and if they are available), training and professional services that are not essential to functionality.

We recognize revenues when all of the following conditions are met:

- there is persuasive evidence of an arrangement;
- the software or services have been delivered to the customer;
- the amount of fees to be paid by the customer is fixed or determinable; and
- the collection of the related fees is probable.

Signed agreements are used as evidence of an arrangement. If a contract signed by the customer does not exist, we use a purchase order as evidence of an arrangement. In cases where both a signed contract and a purchase order exist, we consider the signed contract to be the final persuasive evidence of an arrangement. Electronic delivery occurs when we provide the customer with access to the software via a license key. We assess whether a fee is fixed or determinable at the outset of the

(1) Description of the Business and Significant Accounting Policies (Continued)

arrangement, primarily based on the payment terms associated with the transaction. We do not generally offer extended payment terms with typical terms of payment due between 30 and 60 days from delivery of software. We assess collectability of the fee based on a number of factors such as collection history and creditworthiness of the customer. If we determine that collectability is not probable, revenue is deferred until collectability becomes probable, generally upon receipt of cash.

When contracts contain multiple elements wherein vendor specific objective evidence ("VSOE") exists for all undelivered elements and the services, if any, are not essential to the functionality of the delivered elements, we account for the delivered elements in accordance with the "Residual Method." Perpetual license arrangements are typically accompanied by maintenance agreements. Maintenance revenues consist of fees for providing software updates on a when and if available basis and technical support for software products ("post-contract support" or "PCS") for an initial term. Maintenance revenues are recognized ratably over the term of the agreement. We have established fair value for maintenance on perpetual licenses due to consistently priced standalone sales of maintenance. Revenues related to term license fees are recognized ratably over the contract term beginning on the date the customer has access to the software license key and continuing through the end of the contract term. In these cases we do not have VSOE of fair value for maintenance as fees for support and maintenance are bundled with the license over the entire term of the contract.

License arrangements may also include professional services and training services, which are typically delivered early in the contract term. In determining whether professional services revenues should be accounted for separately from license revenues, we evaluate whether the professional services are considered essential to the functionality of the software using factors such as the nature of our software products; whether they are ready for use by the customer upon receipt; the nature of our implementation services, which typically do not involve significant customization to or development of the underlying software code; the availability of services from other vendors; whether the timing of payments for license revenues is coincident with performance of services; and whether milestones or acceptance criteria exist that affect the realizability of the software license fee. Substantially all of our professional services arrangements are billed on a time and materials basis and, accordingly, are recognized as the services are performed. Training revenues are recognized as training services are delivered. VSOE of fair value of professional and training services is based upon stand-alone sales of those services. Payments received in advance of services performed are deferred and recognized when the related services are performed.

We are unable to establish VSOE of fair value for all undelivered elements in certain arrangements that include term licenses, maintenance and services, due to the lack of VSOE for maintenance bundled with the term license. In these instances, all revenue is recognized ratably over the period that the services are expected to be performed. In arrangements where the expected service periods of maintenance services and professional or training services differ, we recognize all revenue over the longer of the expected service periods, which is generally the maintenance period.

We do not offer credits or refunds and therefore have not recorded any sales return allowance for any of the periods presented. Upon a periodic review of outstanding accounts receivable, amounts that are deemed to be uncollectible are written off against the allowance for doubtful accounts. Our policy is to record revenues net of any applicable sales, use or excise taxes.

We recognize revenues from the indirect sales channel upon sell-through by the partner or distributor. Sell-through is determined when we receive an order form from a reseller for a specific end-user sale. We do not offer right of return, product rotation or price protection to any of our

(1) Description of the Business and Significant Accounting Policies (Continued)

channel partners. We also have licensing arrangements with OEM customers for which royalty fees are generally recognized as revenue upon receipt of reports of units shipped, respectively. Provided all other revenue criteria are met, the upfront, minimum, non-refundable license fees from OEM customers are recognized upon delivery, and on-going royalty fees are recognized upon reports of units shipped.

In our consolidated statements of operations, revenues are categorized as license or maintenance and services revenues. We allocate revenues from arrangements containing multiple elements to each of these categories based on the VSOE of fair value for elements in each revenue arrangement and the application of the residual method for arrangements in which we have established VSOE of fair value for all undelivered elements. In arrangements where we are not able to establish VSOE of fair value for all undelivered elements, we first allocate revenues to any undelivered elements for which VSOE of fair value has been established, then allocate revenues to any undelivered elements for which VSOE of fair value has not been established based upon management's best estimate of fair value of those undelivered elements and apply a residual method to determine the license fee. Management's best estimate of fair value of undelivered elements for which VSOE of fair value has not been established is based upon the VSOE of similar offerings and other objective criteria.

Deferred revenue consists substantially of amounts invoiced in advance of revenue recognition for our products and services described above. We recognize deferred revenue as revenue only when the revenue recognition criteria are met.

Cash and Cash Equivalents and Restricted Cash

We consider all highly liquid instruments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. We do not hold or issue financial instruments for trading purposes. As of January 31, 2013, 2012 and 2011, $250.8 million, $19.5 million and $13.1 million, respectively, of cash and cash equivalents were invested in money market funds.

Pursuant to the office lease agreement for our San Francisco office originally entered into in March 2008, we were originally required to maintain a minimum of $1.3 million in a letter of credit to the landlord for the security of the lease agreement. This amount was reduced to zero over the term of the lease during fiscal 2013. At January 31, 2013, 2012 and 2011, we had $0, $0.6 million and $0.8 million, respectively, of restricted cash satisfying the required amounts, which was held in a money market account. At January 31, 2013, 2012 and 2011, the current portion was $0, $0.1 million and $0.2 million and the noncurrent portion was $0, $0.5 million and $0.6 million, which amounts were included on the consolidated balance sheet in Prepaid expenses and other current assets and Other assets, respectively.

Concentration of Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. We maintain the majority of our cash balance at one financial institution that management believes is a high-credit, quality financial institution and invest our cash equivalents in highly rated money market funds.

(1) Description of the Business and Significant Accounting Policies (Continued)

At January 31, 2013, there was one customer that represented approximately 31% of total accounts receivable. At January 31, 2012, there was one customer that represented approximately 17% of total accounts receivable.

Our accounts receivable is subject to collection risks. Our gross accounts receivable is reduced for this risk by an allowance for doubtful accounts. This allowance is for estimated losses resulting from the inability of our customers to make required payments. It is an estimate and is regularly evaluated for adequacy by taking into consideration a combination of factors. We look at factors such as past collection experience, credit quality of the customer, age of the receivable balance, and current economic conditions. These factors are reviewed to determine whether an allowance for bad debts should be recorded to reduce the receivable balance to the amount believed to be collectible.

The following table presents the changes in the allowance for doubtful accounts (in thousands):

	Fiscal Year Ended January 31,		
(in thousands)	**2013**	**2012**	**2011**
Balance at beginning of period	$557	$400	$ 321
Add: bad debt expense	286	247	444
Less: write-offs, net of recoveries	(22)	(90)	(365)
Balance at end of period	$821	$557	$ 400

Fair Value of Financial Instruments

The carrying amounts of certain of our financial instruments including cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term maturities. Based on borrowing rates currently available to us for financing obligations with similar terms and considering our credit risks, the carrying value of the financing obligation approximates fair value.

Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability. Our convertible preferred stock warrant liability was classified within Level 3 of the fair value hierarchy.

(1) Description of the Business and Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

We evaluate the recoverability of our long-lived assets including amortizable intangible and tangible assets. Acquired intangible assets are amortized over their useful lives. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We recognize such impairment in the event the net book value of such assets exceeds their fair value. If the fair value of the long-lived assets exceeds the carrying value of the net assets assigned, then the assets are not impaired and no further testing is performed. If the carrying value of the net assets assigned exceeds the fair value of the assets, then we must perform the second step of the impairment test in order to determine the implied fair value. No impairment of long-lived assets has occurred in the fiscal periods presented.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining lease term. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations. Maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense in the period incurred.

The following table presents the estimated useful lives of our property and equipment:

	Useful Life
Computer equipment and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of the useful life of the asset or the lease term


Form 10-K

Capitalized Software Development Costs

Capitalization of software development costs for software to be sold, leased, or otherwise marketed begins upon the establishment of technological feasibility, which is generally the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. We did not capitalize any internal software development costs for fiscal 2013 and 2012 because the cost incurred and the time between technological feasibility and product release was insignificant. For fiscal 2013, 2012 and 2011, total amortization expense was $118,000, $334,000 and $48,000 respectively, from capitalized purchased technology of $0.5 million in December 2010.

Costs related to software acquired, developed or modified solely to meet our internal requirements, with no substantive plans to market such software at the time of development, are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during post implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. We define the design, configuration, and coding process as the application development stage. For fiscal 2013 and 2012, we capitalized $2.8 million and $1.6 million of costs related to computer software developed for internal use, which is

(1) Description of the Business and Significant Accounting Policies (Continued)

included in Property and Equipment on the Consolidated Balance Sheets, respectively. During fiscal 2013, $278,000 of these costs were amortized.

As of January 31, 2013, expected future amortization for capitalized computer software costs developed for internal use is as follows:

Fiscal years:	
2014	$ 555,000
2015	555,000
2016	555,000
2017	555,000
2018	278,000
	$2,498,000

Commissions

Commissions are recorded as a component of sales and marketing expenses and consist of the variable compensation paid to our sales force. Sales commissions are earned and recorded at the time that a customer has entered into a binding purchase agreement. Commissions paid to sales personnel are recoverable only in the case that we cannot collect the invoiced amounts associated with a sales order. Commission expense was $26.9 million, $22.3 million and $9.9 million for fiscal 2013, 2012 and 2011 respectively.

Leases

We lease our facilities under operating leases. For leases that contain rent escalation or rent concession provisions, we record the total rent expense during the lease term on a straight-line basis over the term of the lease. We record the difference between the rent paid and the straight-line rent expense as a current and non-current deferred rent liability in Accrued expenses and other liabilities and Other liabilities, non-current, respectively, in the accompanying Consolidated Balance Sheets. Rent expense was $3.9 million, $2.6 million and $1.6 million during fiscal 2013, 2012 and 2011, respectively.

Advertising Expense

We expense advertising costs as incurred. We incurred $6.0 million, $3.7 million and $2.0 million in advertising expenses for fiscal 2013, 2012 and 2011, respectively. Advertising costs are recorded in Sales and marketing expenses within the accompanying Consolidated Statements of Operations.

Stock-Based Compensation

We recognize compensation expense for all share-based payment awards, including stock options and restricted stock, based on the estimated fair value of the award on the grant date in the Consolidated Statements of Operations over the related vesting periods. The expense recorded is based on awards ultimately expected to vest and therefore is reduced by estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We calculate the fair value of options using the Black-Scholes method and expense using the straight-line attribution approach.

(1) Description of the Business and Significant Accounting Policies (Continued)

We account for equity awards issued to non-employees, such as consultants, in accordance with the guidance relating to equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services, using the Black-Scholes method to determine the fair value of such instruments. Awards granted to non-employees are remeasured over the vesting period, and the resulting value is recorded as an expense over the period the services are received.

The fair value of each option grant and stock purchase right granted under the Employee Stock Purchase Plan ("ESPP") was estimated on the date of grant using the Black-Scholes option pricing model. We recognize stock-based expenses related to our ESPP on a straight-line basis over the offering period, which is twelve months. Stock-based expenses are recognized net of estimated forfeiture activity.

The determination of the grant date fair value of options using an option-pricing model is affected by assumptions regarding a number of other complex and subjective variables, which include our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with authoritative guidance for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We adopted the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes, on February 1, 2009. There was no impact upon adoption of ASC 740-10 as our liability recognized under previous accounting guidance was consistent with that required under the new guidance. We have adopted the accounting policy that interest expense and penalties relating to income tax positions are classified within the provision for income taxes.

Recently Issued Accounting Pronouncements

On June 16, 2011, the FASB issued new authoritative guidance on comprehensive income (loss) that eliminates the option to present the components of other comprehensive income (loss) as part of the statement of shareholders' equity. Instead, we must report comprehensive income (loss) in either a single continuous statement of comprehensive income (loss), which contains two sections, net income and other comprehensive income (loss), or in two separate but consecutive statements. We adopted this authoritative guidance in our first fiscal quarter ended April 30, 2012 by including a new separate consolidated statement of comprehensive loss.

(2) Fair Value Measurements

The carrying amounts of certain of our financial instruments including cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term maturities. Based on borrowing rates currently available to us for financing obligations with similar

(2) Fair Value Measurements (Continued)

terms and considering our credit risks, the carrying value of the financing obligation approximates fair value.

Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels that are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The following table sets forth the fair value of our financial assets and liabilities that were measured on a recurring basis as of January 31, 2013 and 2012 (in thousands):

	January 31, 2013				January 31, 2012			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Money market funds	$250,810	$—	$—	$250,810	$20,142	$—	$ —	$20,142
Liabilities:								
Preferred stock warrants	$ —	$—	$—	$ —	$ —	$—	$(2,133)	$(2,133)
Reported as:								
Assets:								
Cash and cash equivalents				$250,810				$19,499
Prepaid expenses and other current assets				—				129
Restricted cash				—				514
Total				$250,810				$20,142
Liabilities:								
Preferred stock warrant liability				$ —				$(2,133)

Our investments in money market funds are measured at fair value on a recurring basis. Our money market funds are targeted to be priced and have a net asset value of $1 per share. These money market funds are actively traded and reported daily through a variety of sources. The fair value of the money market fund investments are classified as Level 1.

During the fiscal year ended January 31, 2013, we did not remeasure any nonfinancial assets and liabilities measured at fair value on a nonrecurring basis, such as intangible assets, and property and equipment.

(2) Fair Value Measurements (Continued)

Prior to the closing of our IPO on April 24, 2012, our preferred stock warrants were categorized as Level 3 because they were valued based on unobservable inputs and management's judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such financial instruments. These assumptions are inherently subjective and involve significant management judgment.

We performed a fair value assessment of the preferred stock warrant inputs at January 31, 2012. The fair value of the preferred stock warrant liability was estimated using the Black-Scholes pricing model. We performed the final remeasurement of the warrants at the closing date of our IPO. See Note 7 for further information.

(3) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. These assets are depreciated and amortized using the straight-line method over their estimated useful lives. Property and equipment consisted of the following (in thousands):

	As of January 31,	
	2013	2012
Computer equipment and software	$16,077	$10,712
Furniture and fixtures	2,714	1,964
Leasehold improvements	4,129	1,903
	22,920	14,579
Less: accumulated depreciation and amortization	(9,715)	(5,660)
Property and equipment, net	$13,205	$ 8,919

Depreciation and amortization expense was $4.7 million, $2.1 million and $1.0 million for the fiscal years ended January 31, 2013, 2012 and 2011 respectively.

(4) Commitments and Contingencies

Capital Lease Obligation

In September 2008, we entered into a purchase and sale agreement to sell equipment totaling $0.5 million and leaseback the same equipment over a period of 36 months. We had the option to purchase all, but not less than all, of the equipment for a mutually agreed upon market value plus taxes applicable at the end of the lease. Due to our continuing involvement in certain aspects of this equipment, the sale and leaseback of this equipment does not qualify as a sale-leaseback under United States generally accepted accounting principles, but rather accounted for as a financing of the equipment. We recorded a financing obligation liability totaling $0.5 million in December 2008. Payments under the financing were made monthly through December 31, 2011 at an interest rate of 8% per annum. At January 31, 2013, we had no payments remaining under the financing.


Form 10-K

Operating Lease Commitments

We lease our office spaces under non-cancelable operating leases with rent expense recognized on a straight-line basis over the lease term. Rent expense was $3.9 million, $2.6 million and $1.6 million

(4) Commitments and Contingencies (Continued)

for the fiscal years ended January 31, 2013 and 2012 and 2011, respectively. Future minimum rental payments required under the operating lease agreements as of January 31, 2013 are as follows:

	Payments Due by Period*				
	Total	Less Than 1 year	1 - 3 years	3 - 5 years	More Than 5 years
			(in thousands)		
Operating lease obligations	$45,954	$3,127	$14,618	$14,994	$13,215

* We entered into a sublease agreement on November 16, 2012 for a portion of our office space in the United Kingdom, and the future sublease rental income of $1.3 million has been included as an offset to our future minimum rental payments.

Legal Proceedings

We are subject to certain routine legal proceedings, as well as demands and claims that arise in the normal course of our business. We make a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. In our opinion, resolution of any pending claims (either individually or in the aggregate) is not expected to have a material adverse impact on our consolidated results of operations, cash flows or financial position, nor is it possible to provide an estimated amount of any such loss. However, depending on the nature and timing of any such dispute, an unfavorable resolution of a matter could materially affect our future results of operations or cash flows, or both, in a particular quarter.

Indemnification Arrangements

During the ordinary course of business, we may indemnify, hold harmless and agree to reimburse for losses suffered or incurred, our customers, vendors and their affiliates for certain intellectual property infringement and other claims by third parties with respect to our products and services, in connection with our commercial end-user license arrangements or related to general business dealings with those parties.

As permitted under Delaware law, we have entered into indemnification agreements with our officers and directors, indemnifying them for certain events or occurrences while they serve as officers or directors of the company.

To date, there have not been any costs incurred in connection with such indemnification obligations; therefore, there is no accrual of such amounts at January 31, 2013. We are unable to estimate the maximum potential impact of these indemnifications on our future results of operations.

Export Contingency

Our products are subject to United States export controls that prohibit the shipment of certain products and services without the required export authorizations or export to countries, governments, and persons targeted by United States sanctions. While we have taken precautions to prevent our products and services from being exported in violation of these laws, in certain instances we shipped our encryption products prior to obtaining the required export authorizations and certain of our

(4) Commitments and Contingencies (Continued)

products that are available at no cost have been downloaded by persons in countries that are the subject of United States embargoes. These exports were likely made in violation of United States export control and sanction laws. As a result, in March 2012, we filed Final Voluntary Self Disclosures with the United States Department of Commerce's Bureau of Industry and Security ("BIS"), and the United States Department of Treasury's Office of Foreign Assets Control ("OFAC"), concerning these potential violations. On July 3, 2012, OFAC notified us that it had completed its review of these matters and closed its review with the issuance of a Cautionary Letter, and on November 15, 2012, BIS notified us that it had completed its review of these matters and closed its review with the issuance of a Warning Letter. No monetary penalties were assessed against the Company by either OFAC or BIS.

(5) Debt Financing Facilities

In May 2009, we entered into a Loan and Security Agreement with Silicon Valley Bank, which was most recently amended in March 2013. As amended, the agreement includes a revolving line of credit facility as described below. The agreement contains financial covenants and other customary affirmative and negative covenants. We were in compliance with all covenants as of January 31, 2013. As part of the agreement, we granted the lender a security interest in our personal property, excluding intellectual property and other intangible assets.

We are able to borrow up to $10.0 million under the revolving line of credit facility, subject to a borrowing base determined on eligible accounts receivable and subject to a total maximum outstanding of $10.0 million. As of January 31, 2013 and 2012, we had $0 and $2.3 million outstanding on the revolving line of credit, respectively. Interest on any drawdown under the revolving line of credit accrues at the prime rate (3.25% in January 2013).

(6) Common Stock

Our certificate of incorporation, as amended and restated, authorizes us to issue 1,000,000,000 shares of common stock, $0.001 par value per share. At January 31, 2013 and January 31, 2012, 100,920,350 shares and 23,092,407 shares of common stock were issued and outstanding, respectively.

Early Exercise of Employee Options

Stock options granted under our stock option plan provide certain employee option holders the right to exercise unvested options for shares of restricted common stock. Shares of restricted common stock, in the amounts of 93,750 and 411,318 at January 31, 2013 and January 31, 2012, respectively, were subject to a repurchase right held by us at the original issuance price in the event the optionees' employment is terminated either voluntarily or involuntarily. For early exercises of employee options, this repurchase right generally lapses as to 1/4th of the shares subject to the option on the first anniversary of the vesting start date and as to 1/48th of the shares monthly thereafter.

These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. The restricted shares issued upon early exercise of stock options are legally issued and outstanding. However, these restricted shares are only deemed outstanding for basic earnings per share computation purposes upon the respective repurchase rights lapsing. We treat cash received from employees for the exercise of unvested options as a refundable deposit shown as a liability in our consolidated balance sheets.

(7) Convertible Preferred Stock

Upon the closing of our IPO, all outstanding shares of convertible preferred stock were converted into shares of common stock. Warrants to purchase convertible preferred stock were converted into warrants to purchase common stock.

Warrants to Purchase Convertible Preferred Stock

Prior to the closing of our IPO, we remeasured the fair value of the preferred stock warrants at each balance sheet date. The fair value of the outstanding warrants was classified within non-current liabilities on the consolidated balance sheets, and any changes in fair value were recognized as a component of Other income (expense), net in our consolidated statements of operations. We performed the final remeasurement of the warrants at the closing date of our IPO and recorded an expense of $14.1 million arising from the revaluation during the three months ended April 30, 2012. The fair value of the outstanding warrants was determined using the Black-Scholes option-pricing model. We determined the fair value of each warrant on the issuance date and subsequent reporting dates using the Black-Scholes pricing model utilizing the assumptions noted below. The expected term of the warrant is based on the remaining contractual expiration period. The expected stock price volatility for our stock was determined by examining the historical volatilities of a group of our industry peers as we did not have any trading history of our common stock. The risk-free interest rate was calculated using the average of the published interest rates for United States Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption is zero as we did not have any history of, nor plans for, dividend payments.

The following assumptions were used to estimate the value of the preferred stock warrants during the fiscal years ended January 31, 2013 and 2012, respectively:

	Fiscal Year Ended January 31, 2013	Fiscal Year Ended January 31, 2012
Expected volatility	49.7 - 53.2	49.4 - 57.1
Risk-free rate	0.50 - 1.40	0.39 - 1.09
Dividend yield	—	—
Expected term (in years)	3.38 - 6.30	2.65 - 7.22

The change in the fair value of the preferred stock warrant liability is summarized below:

	Warrant Liability				
(in thousands)	Balance at beginning of period	Change in fair value of preferred stock warrants	Exercises	Conversion of preferred stock warrants to common stock warrants	Balance at end of period
January 31, 2012	$1,013	$ 2,034	$(914)	$ —	$2,133
January 31, 2013	2,133	14,087	—	(16,220)	—

(8) Stock Compensation Plans

Equity Incentive Plans

In November 2003, our board adopted the 2003 Equity Incentive Plan (the "2003 Plan"). The 2003 Plan authorizes the granting of common stock options and restricted stock awards to employees, directors and consultants.

In January 2012, our board approved the 2012 Equity Incentive Plan (the "2012 Plan"), which became effective upon the effectiveness of our IPO registration statement on Form S-1, on April 18,

(8) Stock Compensation Plans (Continued)

2012. The 2012 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units ("RSUs"), stock appreciation rights, performance units and performance shares to our employees, directors and consultants and any parent or subsidiary corporations' employees and consultants. Upon the effectiveness of our IPO registration statement on Form S-1, all shares that were reserved but not issued under the 2003 Plan became available for issuance under the 2012 Plan and no further shares will be granted pursuant to the 2003 Plan. Canceled or forfeited equity awards under the 2003 Plan will also become available for issuance under the 2012 Plan. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes or our outstanding stock, the term must not exceed five years. Options and RSUs generally vest over four years.

These plans, other than the 2003 Plan, provide for annual automatic increases on February 1 to the shares reserved for issuance. The number of shares available for issuance under the 2012 Plan equal to the least of 10 million shares, 5% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year or such other amount as our board may determine. The number of shares available for issuance under the ESPP Plan equal to the least of 4 million shares, 2% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year or such other amount as may be determined by our board of directors.

The following table summarizes the stock option and RSU award activity during the fiscal year ended January 31, 2013:

		Options Outstanding				RSUs Outstanding
	Available for Grant	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value(1) (in thousands)	Shares
Balances as of January 31, 2011	**3,962,567**	**16,771,360**	**$ 0.67**			
Additional Shares Authorized	8,500,000					
Options granted	(9,745,800)	9,745,800	3.55			
Options exercised		(4,012,648)	0.78			
Options forfeited and expired	599,222	(599,222)	1.32			
Balances as of January 31, 2012	**3,315,989**	**21,905,290**	**1.92**			
Additional Shares Authorized	10,000,000					
Options granted	(3,644,484)	3,644,484	13.69			
Options exercised		(5,529,112)	1.25			
Options forfeited and expired	1,103,115	(1,103,115)	4.02			
RSUs granted	(2,957,332)					2,957,332
RSUs vested						(2,125)
RSUs forfeited and expired	50,500					(50,500)
Balances as of January 31, 2013	**7,867,788**	**18,917,547**	**$ 4.26**	**7.69**	**$544,606**	**2,904,707**
Vested and expected to vest		17,609,470	$ 4.14	7.63	$509,044	2,594,028
Exercisable as of January 31, 2013		8,534,011	$ 1.32	6.56	$270,045	

(1) The intrinsic value is calculated as the difference between the exercise price of the underlying stock option award and the closing market price of our common stock as of January 31, 2013.


Form 10-K

(8) Stock Compensation Plans (Continued)

No income tax benefit has been recognized relating to stock-based compensation expenses and $0.5 million in tax benefits have been realized from exercised stock options. At January 31, 2013, there was a total unrecognized compensation cost of $31.2 million related to these stock options, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 3.0 years. At January 31, 2013, there was a total unrecognized compensation cost of $76.3 million related to RSUs, adjusted for estimated forfeitures, which is expected to be recognized over the next 3.8 years.

The aggregate intrinsic value of options exercised during the fiscal year ended January 31, 2013 was $134.7 million. The weighted-average grant date fair value of options granted was $7.65 per share for the fiscal year ended January 31, 2013. The weighted-average grant date fair value of RSUs granted was $31.13 per share for the fiscal year ended January 31, 2013. The aggregate intrinsic value of RSUs vested during the fiscal year ended January 31, 2013 was $0.06 million.

At January 31, 2012, there was a total unrecognized compensation cost of $14.9 million related to these stock options, adjusted for estimated forfeitures, which was expected to be recognized over the next 3.32 years. The total intrinsic value of options exercised during fiscal 2012 was $11.2 million. The weighted-average grant date fair value of options granted was $1.72 for fiscal 2012.

Employee Stock Purchase Plan

Concurrent with the effectiveness of our registration statement on Form S-1, on April 18, 2012, our 2012 Employee Stock Purchase Plan (the "ESPP") became effective. The ESPP allows eligible employees to purchase shares of our common stock at a discount through payroll deductions of up to 15% of their eligible compensation, at not less than 85% of the fair market value, as defined in the ESPP, subject to any plan limitations. The ESPP provides for consecutive 12-month offering periods, starting on the first trading day on or after June 15 and December 15 of each year. The first offering period began on the first trading day after the effective date of our registration statement and will end on June 15, 2013.

Stock-Based Compensation Expense

Stock-based compensation expense related to our stock-based awards, employee stock purchases and restricted stock units was allocated as follows:

	Fiscal Year Ended January 31,		
(in thousands)	2013	2012	2011
Cost of revenues	$ 1,217	$ 134	$ 59
Research and development	6,170	841	347
Sales and marketing	8,093	1,488	495
General and administrative	4,000	1,297	684
Total stock-based compensation expense	$19,480	$3,760	$1,585

Valuation Assumptions

We estimated the fair values of each option awarded on the date of grant using the Black-Scholes option pricing model utilizing the assumptions noted below. The expected term of the options is based on the average period the stock options are expected to remain outstanding calculated as the midpoint of the options' vesting terms and contractual expiration periods, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting

(8) Stock Compensation Plans (Continued)

employment termination behavior. The expected stock price volatility for our stock was determined by examining the historical volatilities of a group of our industry peers as we do not have sufficient trading history of our common stock. The risk-free interest rate was calculated using the average of the published interest rates United States Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption is zero as we do not have any history of, nor plans to make, dividend payments.

The following assumptions were used to estimate the fair value of options granted to employees:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Expected volatility	50.0 - 53.2%	48.4 - 56.5%	51.8 - 54.1%
Risk-free rate	0.82 - 1.41%	0.92 - 2.47%	1.48 - 2.92%
Dividend yield	—	—	—
Expected term (in years)	5.90 - 6.13	5.25 - 6.08	5.45 - 6.08

Forfeitures were estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differed from those estimates. Forfeitures were estimated based on historical experience.

The following assumptions were used to estimate the fair value of nonemployee options:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Expected volatility	49.7 - 51.7%	52.6 - 58.0%	66.1 - 66.1%
Risk-free rate	1.38 - 1.87%	1.70 - 1.80%	3.39 - 3.39%
Dividend yield	—	—	—
Expected term (in years)	8.05 - 9.35	9.06 - 9.88	9.98 - 9.98

The following assumptions were used to estimate the fair value of the ESPP:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Expected volatility	42.0 - 49.1%	—	—
Risk-free rate	0.10 - 0.19%	—	—
Dividend yield	—	—	—
Expected term (in years)	0.50 - 1.16	—	—


Form 10-K

(9) Geographic Information

Revenue

Revenues by geography are based on the shipping address of the customer. The following tables present our revenues by geographic region for the periods presented (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
United States	$155,926	$ 91,935	$52,366
International	43,018	29,025	13,879
Total revenues	$198,944	$120,960	$66,245

Other than the United States, no other individual country exceeded 10% of total revenues during any of the periods presented. No individual customer represented greater than 10% of total revenues during any of the periods presented. At January 31, 2013, one customer represented 31% of total accounts receivable. At January 31, 2012, there was one customer that represented approximately 17% of total accounts receivable.

Property and Equipment

The following tables present our property and equipment by geographic region for the periods presented (in thousands):

	As of January 31,	
	2013	2012
United States	$11,471	$8,914
International	1,734	5
Total property and equipment, net	$13,205	$8,919

As of January 31, 2013, one country, the United Kingdom, represented approximately 13% of total property and equipment.

(10) Income Taxes

Loss before income tax expense consists of the following for the periods shown below (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
United States	$(37,613)	$(11,318)	$(3,681)
International	1,645	504	—
Total	$(35,968)	$(10,814)	$(3,681)

(10) Income Taxes (Continued)

Income tax expense consists of the following for the periods shown below (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
Current tax provision:			
Federal	$ —	$ —	$ —
State	50	5	6
Foreign	944	173	119
Total current tax provision	994	178	125
Deferred tax provision:			
Federal	—	—	—
State	—	—	—
Foreign	(281)	—	—
Total deferred tax provision	(281)	—	—
Total tax provision	$ 713	$178	$125

For the fiscal years ended January 31, 2013, 2012 and 2011, our tax provision consisted principally of state and foreign income tax expense. The foreign tax expense recorded for fiscal 2011 consists entirely of an estimated, uncertain tax position for which we believe it is more-likely-than-not that we will incur a tax liability. This position is related to operating in foreign jurisdictions prior to establishing a legal presence. The foreign tax expense recorded for fiscal 2013 and 2012 consists of continued estimated uncertain tax positions as well as foreign taxes from legal entities established in foreign jurisdictions during the fiscal year.

The reconciliation of federal statutory income tax rate to our effective income tax rate is as follows (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
Expected provision at United States federal statutory rate	$(12,229)	$(3,677)	$(1,252)
State income taxes—net of federal benefit	(375)	(631)	(215)
Stock options	4,452	1,064	358
Preferred stock warrant	—	810	—
Research and development tax credits	(2,725)	(440)	(466)
Tax reserve for uncertain tax positions	25	99	118
Change in valuation allowance	11,205	2,707	1,545
Other	360	246	37
Total tax provision	$ 713	$ 178	$ 125


Form 10-K

(10) Income Taxes (Continued)

Deferred tax assets and liabilities consist of the following (in thousands):

	Fiscal Year Ended January 31,	
	2013	2012
Deferred tax assets:		
Net operating loss carryforwards	$ 14,238	$ 12,658
Accrued liabilities	5,682	5,429
Tax credit carryforwards	5,695	1,984
Intangible assets	—	163
Deferred Revenue	5,270	—
Valuation allowance	(29,154)	(19,383)
Total deferred tax assets	1,731	851
Deferred tax liabilities:		
Depreciation and amortization	(1,450)	(851)
Total deferred tax liabilities	(1,450)	(851)
Net deferred taxes	281	—
Recorded as:		
Current deferred tax assets	2,886	2,750
Current valuation allowance	(2,572)	(2,750)
Non-current deferred tax assets	26,548	16,633
Non-current valuation allowance	(26,581)	(16,633)
Net deferred tax assets	$ 281	$ —

On the consolidated balance sheets, these deferred tax assets are included in Prepaid expenses and other current assets and Other assets.

Net operating loss and tax credit carry forwards as of January 31, 2013 are as follows (in thousands):

	Amount	Expiration years
Net operating loss, federal	$154,915	2025 - 2033
Net operating loss, state	154,893	2016 - 2033
Tax credit, federal	4,940	2026 - 2033
Tax credit, state	3,948	N/A

ASC Topic 740, Income Taxes, requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that we assess that realization is more likely than not. Realization of the future tax benefits is dependent on our ability to generate sufficient taxable income within the carryforward period. Due to our history of U.S. operating losses, we believe the recognition of the deferred tax assets arising from the above mentioned future tax benefits is currently not more likely than not to be realized and, accordingly, have provided a full valuation allowance against net U.S. deferred tax assets. The valuation allowance totaled $29.2 million, $19.4 million and $16.7 million for fiscal 2013, 2012, and 2011, respectively.

The net change in the valuation allowance was an increase of $9.8 million between fiscal 2013 and 2012, an increase of $2.7 million between fiscal 2012 and 2011 and an increase of $1.5 million between

(10) Income Taxes (Continued)

fiscal 2011 and 2010. At January 31, 2013, we had federal and state net operating loss carryforwards of $154.9 million and $154.9 million, respectively. The net operating losses for federal and state purposes begin to expire starting in 2025 and 2016, respectively. Additionally, we had federal and state research and development tax credit carryforwards of $4.9 million and $3.9 million as of January 31, 2013 and 2012, respectively. Our federal tax credits will start to expire in 2026 if not utilized.

If certain factors change, we may determine that there is sufficient positive evidence to support a reversal of, or decrease in, the valuation allowance. If we were to reverse all or some part of our valuation allowance our financial statements in the period of reversal would likely reflect an increase in assets on our balance sheet and a corresponding tax benefit to our statement of operations in the amount of the reversal.

Because of certain prior period ownership changes, the utilization of a portion of our United States federal and state NOL and tax credit carryforwards may be limited. We have not finalized our analysis to determine the annual 382 limitation, but if we were to determine that certain amounts of the NOL or tax credits were limited, a portion of our deferred tax asset and valuation allowance could be adjusted.

Effective February 1, 2009, we adopted the guidance on accounting for uncertainty in income taxes as set forth under ASC 740 Income Taxes. This guidance clarified the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. There was no impact upon adoption as our liability recognized under previous accounting guidance was consistent with that required under the new guidance. At January 31, 2013, our liability for uncertain tax positions was $2.1 million.

As of January 31, 2013, $0.2 million of the liability for unrecognized tax positions would, if recognized, impact our effective tax rate. The remainder will not, if recognized, affect the effective income tax rate due to the valuation allowance that currently offsets deferred tax assets.


Form 10-K

	Fiscal Year Ended January 31,		
(in thousands)	**2013**	**2012**	**2011**
Balance at beginning of year	$1,056	$ 817	$442
Increase related to prior year tax positions	—	—	—
Decrease related to prior year tax positions	(13)	—	—
Increase related to current year tax positions	1,062	239	375
Settlements with tax authorities	—	—	—
Decrease related to lapse of statue of limitations	—	—	—
Balance at end of year	$2,105	$1,056	$817

The adoption of this guidance required us to identify, evaluate and measure all uncertain tax positions taken or to be taken on tax returns and to record liabilities for the amount of these positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. Although we believe that our estimates and judgments were reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities.

(10) Income Taxes (Continued)

We are subject to income taxes in United States federal and various state and local jurisdictions. Generally, we are no longer subject to United States federal, state and local tax examinations for tax years ended before December 31, 2008. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward.

We accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 31, 2013 and 2012, there was accrued interest and penalties of $90,000 and $81,000, respectively.

We intend either to invest our non-U.S. earnings permanently in foreign operations or to remit these earnings to our United States entities in a tax-free manner. For this reason, we do not record federal income taxes on the undistributed earnings of $2 million of our foreign subsidiaries. The determination of the amount of deferred taxes on these earnings is not practicable since the computation would depend on a number of factors that cannot be known unless a decision is made to repatriate the earnings.

(11) Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including preferred stock, stock options, RSUs and warrants, to the extent dilutive.

The following table sets forth the computation of historical basic and diluted net loss per share (in thousands, except per share data):

	Fiscal Year Ended January 31,		
	2013	2012	2011
Numerator:			
Net loss	$(36,681)	$(10,992)	$(3,806)
Denominator:			
Weighted-average common shares outstanding	80,465	20,921	17,755
Less: Weighted-average unvested common shares subject to repurchase or forfeiture	(219)	(275)	(17)
Weighted-average shares used to compute net loss per share, basic and diluted	80,246	20,646	17,738
Net loss per share, basic and diluted	$ (0.46)	$ (0.53)	$ (0.21)

Since we were in a net loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all common stock equivalents

(11) Net Loss Per Share (Continued)

outstanding would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	As of January 31,		
	2013	2012	2011
Shares subject to outstanding common stock options	18,917,547	21,905,290	16,771,360
Shares subject to outstanding RSUs	2,904,707	—	—
Series A convertible preferred stock	—	20,600,000	20,400,000
Series B convertible preferred stock	—	20,304,560	20,304,560
Series C convertible preferred stock	—	16,025,634	16,025,634
Employee stock purchase plan	368,848	—	—
Shares subject to common stock warrants	—	—	—
Shares subject to preferred stock warrants	—	469,557	669,557
Total	22,191,102	79,305,041	74,171,111

(12) Related Party Transactions

Certain members of our Board serve on the board of directors of and/or are executive officers of, and, in some cases, are investors in, companies that are customers or vendors of ours. Certain of our executive officers also serve on the board of directors of companies that are customers or vendors of ours. We believe the transactions between these companies and us were carried out on terms that are consistent with similar transactions with our other similarly situated customers or vendors. We recognized revenue from sales to these companies of $2.0 million, $1.6 million, and $0.5 for the fiscal years ended January 31, 2013, 2012 and 2011, respectively. We had $0 and $1.2 million of accounts receivable from these companies as of January 31, 2013 and January 31, 2012, respectively. We also recorded $0.9 million, $0.3 million, and $0.2 million in expenses related to purchases from these companies during the fiscal years ended January 31, 2013, 2012 and 2011, respectively. There were no accounts payable to these companies as of January 31, 2013 or January 31, 2012.


Form 10-K

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of January 31, 2013. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures as of January 31, 2013, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended January 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers and Directors

Information responsive to this item is incorporated herein by reference to our definitive proxy statement with respect to our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

As part of our system of corporate governance, our board of directors has adopted a code of business conduct and ethics. The code applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including our independent directors and consultants, who are not employees of the Company, with regard to their Splunk-related activities. Our code of business conduct and ethics is available on our website at *http://investors.splunk.com/governance.cfm*. We will post on this section of our website any amendment to our code of business conduct and ethics, as well as any waivers of our code of business conduct and ethics, that are required to be disclosed by the rules of the SEC or the NASDAQ Stock Market.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the section entitled "Executive Compensation" and "Board of Directors and Corporate Governance—Non-Employee Director Compensation" in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management," and "Executive Compensation-Equity Compensation Plan Information" in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the section entitled "Related Party Transactions" and "Board of Directors and Corporate Governance—Director Independence" in our Proxy Statement.


Form 10-K

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal 2—Ratification of Appointment of Independent Registered Public Accounting Firm" in our Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Documents filed as part of this report are as follows:

1. Consolidated Financial Statements: Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" Under Part II, Item 8 of this report.
2. Financial Statement Schedules: Financial statement schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.
3. Exhibits: The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

EXHIBIT

INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant (*incorporated by reference to Exhibit 3.1 filed with the Registrant's Quarterly Report on Form 10-Q filed on June 13, 2012*).
3.2	Amended and Restated Bylaws of the Registrant (*incorporated by reference to Exhibit 3.2 filed with the Registrant's Quarterly Report on Form 10-Q filed on June 13, 2012*) .
4.1	Specimen common stock certificate of the Registrant (*incorporated by reference to Exhibit 4.1 filed with the Registrant's Registration Statement on Form S-1 filed on April 6, 2012*).
4.2	Second Amended and Restated Investors' Rights Agreement, dated as of August 31, 2007, as amended, between the Registrant and certain holders of the Registrant's capital stock named therein (*incorporated by reference to Exhibit 4.2 filed with the Registrant's Registration Statement on Form S-1 filed on February 17, 2012*).
10.1#	Form of Indemnification Agreement between the Registrant and its directors and officers (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Registration Statement on Form S-1 filed on January 12, 2012*).
10.2#	2003 Equity Incentive Plan, as amended, and Forms of Stock Option Agreement under 2003 Equity Incentive Plan (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Registration Statement on Form S-1 filed on January 12, 2012*).
10.3#	2012 Equity Incentive Plan (*incorporated by reference to Exhibit 10.3 filed with the Registrant's Registration* Statement *on Form S-1 filed on April 6, 2012*).
10.4#	2012 Employee Stock Purchase Plan (*incorporated by reference to Exhibit 10.4 filed with the Registrant's Registration Statement on Form S-1 filed on April 6, 2012*).
10.5	Office Lease, dated as of March 6, 2008, as amended, between Brannan Propco, LLC and the Registrant (*incorporated by reference to Exhibit 10.5 filed with the Registrant's Registration Statement on Form S-1 filed on January 12, 2012*).
10.6	First Amendment to Office Lease, dated as of June 10, 2011, between Kilroy Realty, L.P. and the Registrant (*incorporated by reference to Exhibit 10.6 filed with the Registrant's Registration Statement on Form S-1 filed on January 12, 2012*).
10.7	Second Amendment to Office Lease, dated as of November 20, 2012, between Kilroy Realty, L.P. and Splunk Inc. (*incorporated by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K filed on November 26, 2012*).
10.8	Cupertino City Center Net Office Lease, dated as of January 14, 2011, between Cupertino City Center Buildings and the Registrant (*incorporated by reference to Exhibit 10.7 filed with the Registrant's Registration Statement on Form S-1 filed on January 12, 2012*).
10.9	Loan and Security Agreement, dated as of May 29, 2009, as amended, between Silicon Valley Bank and the Registrant (*incorporated by reference to Exhibit 10.8 filed with the Registrant's Registration Statement on Form S-1 filed on February 17, 2012*).

Exhibit Number	Description
10.10	Third Amendment to Amendment to Loan and Security Agreement, dated as of June 26, 2012, between Silicon Valley Bank and the Registrant. (*incorporated by reference to Exhibit 10.9 filed with the Registrant's Registration Statement on Form S-1 filed on June 27, 2012*).
10.11	Fourth Amendment to Loan and Security Agreement, dated as of August 29, 2012, between Silicon Valley Bank and the Registrant (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q filed on September 13, 2012*).
10.12	Fifth Amendment to Loan and Security Agreement, dated as of October 31, 2012, between Silicon Valley Bank and Splunk Inc. (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q filed on December 13, 2012*).
10.13	Sixth Amendment to Loan and Security Agreement, dated as of December 24, 2012, between Silicon Valley Bank and Splunk Inc.
10.14	Seventh Amendment to Loan and Security Agreement, dated as of March 1, 2013, between Silicon Valley Bank and Splunk Inc.
10.15	Eighth Amendment to Loan and Security Agreement, dated as of March 29, 2013, between Silicon Valley Bank and Splunk Inc.
10.16#	Employment Offer Letter between the Registrant and Godfrey R. Sullivan, dated as of January 11, 2012 (*incorporated by reference to Exhibit 10.9 filed with the Registrant's Registration Statement on Form S-1 filed on January 12, 2012*).
10.17#	Employment Offer Letter between the Registrant and David F. Conte, dated as of January 11, 2012 (*incorporated by reference to Exhibit 10.10 filed with the Registrant's Registration Statement on Form S-1 filed on February 17, 2012*).
10.18#	Employment Offer Letter between the Registrant and Erik M. Swan, dated as of January 11, 2012 (*incorporated by reference to Exhibit 10.11 filed with the Registrant's Registration Statement on Form S-1 filed on January 12, 2012*).
10.19#	Employment Offer Letter between the Registrant and Leonard R. Stein, dated as of January 11, 2012 (*incorporated by reference to Exhibit 10.12 filed with the Registrant's Registration Statement on Form S-1 filed on February 17, 2012*).
10.20#	Employment Offer Letter between the Registrant and Thomas E. Schodorf, dated as of January 9, 2012 (*incorporated by reference to Exhibit 10.13 filed with the Registrant's Registration Statement on Form S-1 filed on January 12, 2012*).
10.21#	Employment Offer Letter between the Registrant and Guido Schroeder, dated as of March 23, 2012 (*incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q filed on June 13, 2012*).
10.22#	Executive Bonus Plan (*incorporated by reference to Exhibit 10.15 filed with the Registrant's Registration Statement on Form S-1 filed on April 6, 2012*).
10.23#	Form of Stock Option Agreement under the 2012 Equity Incentive Plan (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on April 24, 2012*).
10.24#	Form of Restricted Stock Unit Agreement under the 2012 Equity Incentive Plan (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on April 24, 2012*).

Exhibit Number	Description
10.25#	Form of Subscription Agreement under the 2012 Employee Stock Purchase Plan (*incorporated by reference to* Exhibit *10.3 filed with the Registrant's Current Report on Form 8-K filed on April 24, 2012*).
21.1	List of subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Principal Executive Officer and Principal Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350.
101.INS††	*XBRL Instance Document*
101.SCH††	*XBRL Taxonomy Schema Linkbase Document*
101.CAL††	*XBRL Taxonomy Calculation Linkbase Document*
101.DEF††	*XBRL Taxonomy Definition Linkbase Document*
101.LAB††	*XBRL Taxonomy Labels Linkbase Document*
101.PRE††	*XBRL Taxonomy Presentation Linkbase Document*

# Indicates management contract or compensatory plan.

†† *In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections.*


Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 1, 2013.

SPLUNK INC.

By: /s/ GODFREY R. SULLIVAN

Godfrey R. Sullivan
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Godfrey R. Sullivan and David F. Conte, and each of them, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GODFREY R. SULLIVAN Godfrey R. Sullivan	Chairman, President and Chief Executive Officer (Principal Executive Officer)	April 1, 2013
/s/ DAVID F. CONTE David F. Conte	Chief Financial Officer (Principal Financial and Accounting Officer)	April 1, 2013
/s/ JOHN G. CONNORS John G. Connors	Director	April 1, 2013
/s/ DAVID M. HORNIK David M. Hornik	Director	April 1, 2013
/s/ THOMAS M. NEUSTAETTER Thomas M. Neustaetter	Director	April 1, 2013
/s/ GRAHAM V. SMITH Graham V. Smith	Director	April 1, 2013
/s/ NICHOLAS G. STURIALE Nicholas G. Sturiale	Director	April 1, 2013
/s/ STEPHEN G. NEWBERRY Stephen G. Newberry	Director	April 1, 2013

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Splunk Inc.

Copies of Splunk Inc.'s Annual Report, as well as other financial reports and news from Splunk Inc., may be read and downloaded from our website at http://investors.splunk.com. If you do not have online access, you may request printed materials by contacting Splunk Inc. Investor Relations at: 415.848.8476.

Auditors

PricewaterhouseCoopers LLP
San Jose, CA

Corporate Counsel

Wilson Sonsini Goodrich & Rosati, P.C.
Palo Alto, CA

Stock Transfer Agent and Registrar of Stock

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Phone: 800.937.5449
www.amstock.com
Email: info@amstock.com

Stock Listing

Splunk Inc. common stock is traded on NASDAQ Global Select Market, listed under the symbol "SPLK"

Investor Relations Contact Information

Splunk Inc.
20400 Stevens Creek Blvd.
Suite 750
Cupertino, CA 95014
Email: ir@splunk.com
Phone: 415.848.8476

DIRECTORS

John G. Connors
Managing Partner, Ignition Partners

David M. Hornik
Partner, August Capital

Patricia B. Morrison
EVP, Chief Information Officer, Cardinal Health, Inc.

Thomas M. Neustaetter
Managing Director, JK&B Capital

Stephen G. Newberry
Chairman, Lam Research Corporation

Graham V. Smith
EVP, Chief Financial Officer, salesforce.com, inc.

Nicholas G. Sturiale
Managing Partner, Ignition Partners

Godfrey R. Sullivan
President, Chief Executive Officer and Chairman, Splunk Inc.

MANAGEMENT TEAM

Godfrey R. Sullivan
President, Chief Executive Officer and Chairman

Sheren Bouchakian
Vice President, Human Resources

David F. Conte
Senior Vice President and Chief Financial Officer

Douglas Harr
Chief Information Officer

Lionel Hartmann
Vice President, Customer Support and Technical Documentation

Thomas E. Schodorf
Senior Vice President, Field Operations

Guido R. Schroeder
Senior Vice President, Products

Steven R. Sommer
Senior Vice President, Marketing and Chief Marketing Officer

Leonard R. Stein
Senior Vice President, General Counsel and Secretary

Erik M. Swan
Chief Technology Officer

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CORPORATE HEADQUARTERS

250 Brannan Street
San Francisco, CA 94107
Phone: +1 415.848.4800
Fax: +1 415.568.4259

EUROPE, MIDDLE EAST & AFRICA

Splunk Services UK Limited
3 Sheldon Square, 7th Floor
Paddington, W2 6HY
United Kingdom
Phone: +44 0.20.3204.4300
Fax: +44 0.20.3204.4301

ASIA PACIFIC

Splunk Services Hong Kong Ltd
Suite 601, Miramar Tower
132 Nathan Road
Tsim Sha Tsui, Kowloon,
Hong Kong
Phone: +852 3975.4000
Fax: +852 3975.4001

www.splunk.com

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Copyright © 2013 Splunk Inc. All rights reserved.